SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Statement

2008

Management Report
Independent Auditors’ Report
Fiscal Council Opinion
Balance Sheet
Notes of the Financial Statement
Attachments

MANAGEMENT REPORT

FINANCIAL YEAR ENDED ON DECEMBER 31, 2008

1 - MESSAGE FROM THE ADMINISTRATION
2 - ECONOMIC SCENARIO
3 - TRANSFORMATION PLAN OF THE Eletrobrás SYSTEM - TPES
4 – STRATEGIC PLANNING
5 - CORPORATE MANAGEMENT
6 – CORPORATE GOVERNANCE
7 - OUR BUSINESS:
7.1 - Generation, Transmission and Distribution
7.2 - Shareholder’s Equity
7.3 - Shareholding Structure per Business Segment
7.4 - International Activities
7.5 - Electric Energy Research Center - CEPEL
8 - INVESTMENTS:
8.1 - Ordinary Resources
9 – GROWTH BOOST PROGRAM (PAC)
10 – THE Eletrobrás SYSTEM ENERGY MARKET:
10.1 – Generation Expansion
10.2 – Transmission Expansion
10.3 - Transmission Lines Auction
10.4 - Cross-Border Interlinks
10.5 – Electric Power Trading
11 – ECONOMIC AND FINANCIAL PERFORMANCE:
11.1 - Net Income
11.2 – Net Operating
11.3 - EBITDA
11.4 - Capital Stock Structure and Indebtedness
11.5 - Primary Result
11.6 - Liquidity and Cashflow
12 - INDEPENDENT AUDITORS
13 - FUND RAISING
14 - ADDED VALUE
15 - COMPULSORY LOAN
16 - STOCK MARKET:
16.1 - Equity Basis
16.2 - Assessment of Eletrobrás Shares
16.3 - Market Price
16.4 - Rating
16.5 - Relationship with Shareholders and Investors
16.6 - Shareholder’s Remuneration
16.7 - ADR Program - New York Stock Exchange
16.8 - Latibex - Madrid Stock Exchange
17 – TECHNOLOGICAL AND INDUSTRIAL DEVELOPMENT PROGRAM – TIDP:
17.1 - Research & Development (R&D)
17.2 – Procurement Logistics
17.3 – Standards and Quality
18 - SECTORIAL FUNDS MANAGEMENT:
18.1 - Global Reversion Reserves – RGR
18.2 - Energetic Development Account – EDA
18.3 - Fuel Consumption Account – FCA
19 – GOVERNMENT SECTORIAL PROGRAMS
19.1 – National Program for Efficient Public Lighting- Reluz
19.2 – National Program for Electric Power Conservation - Procel
19.3 - Incentive Program for Alternative Sources of Energy - PROINFA

19.4 - National Program for Universalization of Access and Use of Electric Energy - Light for Everyone
20 - SOCIAL INFLUENCE:
20.1 - Human Resources
20.2 - Occupational Health, Welfare and Safety
20.3 - Training and Development
20.4 - Labor and Union Relations
20.5 - Managerial Actions
20.6 - Social Responsibility
20.7 - Culture and Society
20.8 – Ombudsman Service
20.9 - Awards and Acknowledgement
21 - ENVIRONMENT
22 - DISTRIBUTION COMPANIES:
22.1 - Restatement of fees
22.2 - Electric Power Trading
22.3 - Supply per Consumer Class in 2008
22.4 - Commercial Losses Control
22.5 - DEC/FEC
22.6 - Payments in Default
22.7 - Customer Services
22.8 – Investments
22.9 – Ebitda
22.10 - Net Operating Income
22.11 - Progress of the Net Profits/Losses
23- SOCIAL BALANCE
24– ACKNOWLEDGEMENTS

1 – MESSAGE FROM THE ADMINISTRATION

Stronger, more integrated, with plenty of plans for the future. This is how the Eletrobrás System approaches the end of 2008. The year, which began with the expectation of approval of Act 11.651, brought strength to the company, expansion to its scope of action, and accomplishment of projects that had been contemplated for a long time before. A huge Transformation, with capital “T”, is under way in all the companies of the System. The pursuit for integration, profitability and competitiveness defined the rhythm of the year. Exceptional Net Profits of R$ 6.136.497 million confirmed the period’s excellent results, letting us know for sure we are on the right track.

As early as April, the sanctioning of Act 11.651 increased the company’s business flexibility, opening its way to perform internationally, and making it possible to constitute business consortiums to participate in ventures in Brazil and abroad. Hence, Eletrobrás has attained even better conditions to act as a leader of efforts in the electric power industry, ensuring its safe and sustainable growth.

In order to comply with the changes and new challenges, the deployment of a Distribution Board has been the hallmark of the end of a time when chronic problems in the energy Distribution Companies in the North and Northeastern regions under Eletrobrás’ management. With the administration unified, the operational costs and strategic planning integrated, the positive results are already showing up as an outcome of gains in scale and optimization of efforts.

In the subsidiaries, the amendments to the by-laws have ratified Eletrobrás’ role as the holding company. The new corporate management conditions are being the subject matter of several projects by the Eletrobrás System Transformation Plan, developed to adapt the group of companies to their new role in the Brazilian electric power industry. A series of articulate actions involved and still involves all the System’s employees. Increasing potential revenues and decreasing operational costs are the key-words.

Our great conquests in 2008 reflect these internal changes, as well as the performance of a team that is currently composed of approximately 27 thousand professionals. Introduction of our business onto the trading floor of the New York Stock Exchange represents, in one hand, the acknowledgement of our transparency, and on the other, the excellent perspectives of a better exposition of our securities to Brazilian and foreign investors, as well as appreciation of the company’s Market Price.

Regarding sustainability, our inclusion, for the second year in a row, in the São Paulo Stock Exchange Social Sustainability Index (ISE/Bovespa) is yet another confirmation of the good choices that have been guiding our corporate management and our decisions related to environmental, social and economic and financial issues.

As the core agent of the Brazilian electric power industry, the Eletrobrás System has also represented an important part of the country’s history in 2008. Companies of the System have taken part in winning partnerships of the Jirau Hydroelectric Plant’s auction, for the transmission lines of the Madeira River Plant and of the jumbo-line Tucuruí-Manaus-Macapá, which is accountable for the connection of several regions isolated from the National Interlinked System (National Interlinked System - SIN). Furthermore, the works in the Angra 3 Plant were restructured, as well as a modern insight for the Belo Monte Project, which commences a new cycle in the construction of hydroelectric plants in Brazil. And, once again, the company had an outstanding performance in the federal government’s programs – The “Luz Para Todos” (Light for Everyone), the world’s largest rural electric-power deployment program, the Incentive Program for Alternative Sources of Electric power (Proinfa) and the National Program for Electric Power Conservation (Procel).

It was a busy year – involving a lot of work, changes, positive results and victories. Now that it is over, 2008 leaves expectations of many upcoming years full of energy. The Internationalization of the Company and the Tapajós River Complex, with 10.6 thousand MW in five plants, are two of the most promising ventures, to which we add the continuing works at Angra 3 and the Belo Monte bidding process. The Transformation Plan of the Eletrobrás System shall go on preparing us, all of us, for these and other commitments Eletrobrás is very proud to execute, with Brazil and with the Brazilian people.

José Antonio Muniz
Chairman, Eletrobrás

2 - ECONOMIC SCENERIO

The International Panorama

The liquidity crisis, practically throughout the entire world, restrained the growth of most economies in 2008.

The world, as a whole, showed a growth of approximately 3.7% in 2008, a rate quite lower than those accrued in the past five years (around 5% yearly), a period typically marked by abundant credit, stimulation for direct investments in the emerging countries, and increase of the international trade flow, greatly influenced by the commercial deficit in the USA. This scenario has significantly raised the prices of commodities, among which, the crude oil, that approached US$ 45, and the perspectives are that the price of this product stabilizes between US$ 40 and US$ 50 a barrel. As of the second half of 2008, the prices of all commodities went down, pursuant to a market adjustment caused by the shortage of liquidity all over the world, and by the generalized lack of confidence that fell upon the markets.

Latin America and Brazil

Within the context of abundant liquidity, Latin America was growing above the world’s average, reaching 5.5% in 2006, and 5.6% in 2007; Brazil, nevertheless, maintained itself a bit below this average, with a GNP rising 3.8% and 5.4% respectively in 2006 and 2007. Brazil’s lower growth may be partially explained by the maintenance of a very high interest rate ruling. However, the current crisis took place in a period when Brazil was recovering its economy, which then had annual-based rates of approximately 6.3% in the third quarter of 2008, before the aggravation of the crisis during the fourth quarter.

The Brazilian economy’s behavior in 2008 reflects, among other factors, the increasing internal demand during the period, the good prices, for most of the year, of the tradable products (commodities), and the amount of direct investments from abroad (US$ 45 Billion), the highest amount of the past years.

The annual-based GNP, ending in September, 2008, accrued a growth of 6.3% . However, affected by the thorough recession observed in the fourth quarter, the yearly growth accrued in the end of December, 2008, shall be a little over 5.1% . In December, the information of IBGE’s Monthly Employment Research still showed no impact of the crisis on the national labor market. At that time, the level of unemployment was of only about 6.8% of the economically active population, a number in fact lower that that recorded in December, 2007 (7.4%) .

Regarding the average income of the workers, there has been an increase of 11.3% between 2003 and 2008.

Monetary Policy and Inflation

In 2008, the average inflation measured by the IPCA rate reached 5.90%, close to the upper limit of the planned goal, and the IGP-DI rate remained at 9.10% .

The Selic interest rate, which had been retreating since August, 2006, upon reaching 14.75% yearly, began to increase again as of April, 2008, reflecting the fear of the monetary authorities before the inflation ricochet that occurred at the time. The event of the external crisis reinforced the high Selic rates ruling, moving from 13% yearly in August to 13.75% for the last quarter. Nevertheless, during the Copom meeting on January 12, 2009, the Selic rate was reduced by 1%, being fixed at 12.75% yearly, and the expectation is that the rate is further reduced gradually until it reaches 10.75% at the end of 2009.

Foreign Economy

The balance of trades ended 2008 with a surplus of 24.735 billion dollars, the lowest amount since 2003. The reduction of the balance was of 38.20% against the 2007 numbers. The exports totaled US$ 197.942 billion and the imports added up to US$ 173.207 billion. Both exports and imports have risen as compared to 2007, but the imports have risen considerably more (43.6%) than the exports (23.2%), mostly motivated by the strong valuation of the Real in the mid-2008 months.

The monthly results of the balance of current transactions presented a progressive decay pursuant to the numbers of the capital accounts, which has deepened its deficits as of the second half of the year, and with decreasing bottom lines in the balance of trades, as of the boost of the crisis in September.

Even bottom line of the balance of trades already presents alarming information: the first monthly negative result since 2001, of R$ 518 million, on January, 2009, when the exports added up to US$ 9.788 billion while the imports added up to US$ 10.306 billion.

The exchange rate showed a thorough instability during the year 2008. In the beginning of the year, the US dollar was rated at R$ 1.77 and dropped even more when Brazil attained the Investment Grade in April, until it reached the minimum of R$ 1.56 early in August. However, upon aggravation of the external crisis, in September it boosted to R$ 1.92 after the Lehman Brothers’ bankruptcy and as capital investments flew away to provide for the trade-offs in the USA. Later on, the American Dollar raised even more and ended the year rated at R$ 2.36 (BCB).

The Electric Power Market

According to information provided by Company for Energetic Research - EPE, in 2008 the growth of electric power consumption throughout the entire Brazilian power system was of 14.4 TWh, that is, a 3.8% raise against 2007, emphasizing the trade and service industries, with a 6.0% raise, and the residential sector with a 5.3% raise. However, in December, the total consumption of electric power dropped 1.8% (against December, 2007), in virtue of the external crisis that has impacted the industries (above all the exporters) causing a drawback of 8.8% in industrial consumption as compared to December 2007.

As to the scope of the National Interconnected System (Sistema Interligado Nacional - SIN), the overall consumption reached 51,870 MWh in 2008, which represents a growth of only 2.8% against 2007 (50,471 MWh average). One of the key factors was the poor growth (2.3%) of the Southeast/Mid-West System, which represents 60% of the SIN’s total. During 2007, the growth against 2006 had been of 4.6% for a GNP growth of 5.7% .

Regarding the supply of electric power, the substantial growth of thermal generation powered by gas or sugar-cane bagasse (self-production), and of eolic energy, is changing the energetic matrix’s structure. Thus, the SIN is reducing its share in the composition of the expansion of global electric power supply.

EPE has restated the forecasted increase of demand for electric power in 2009 from 5.8 % to 5.2%, pursuant to the financial crisis and the consequent deceleration of industrial production.

Electric Power Consumption in the Network (GWh)

Consumer Class					2008	2007	Variation (%)
Region	Residential	Industrial	Commercial	Other	Total	Total
North	4,983	12,748	2,966	3,051	23,748	22,850	3.9
Northeast	15,785	29,251	8,910	10,806	64,752	62,367	3.8
Southeast	51,410	101,834	35,016	25,391	213,651	206,651	3.4
South	15,366	29,948	10,456	11,275	67,045	64,329	4.2
Mid-West	7,117	6,196	4,808	5,448	23,569	22,031	7.0

Electric Power Supply Market* - Brazil 2004-2008 (GWh)
Class	2004	2005	2006	2007	2008	Variation (%)
Residential	78,470	82,650	85,784	89,885	94,660	5.3
Industrial	146,065	149,040	157,423	175,701	179,977	2.4
Commercial	49,686	52,939	55,224	58,647	62,156	6.0
Other	46,551	49,936	51,796	54,129	55,971	3.4
Total	320,772	334,565	350,227	378,362	392,764	3.8

* SOURCE: EPE
3 - Transformation Plan of the Eletrobrás System– TPES

The studies and discussions between Eletrobrás and MME technicians, which took place during 2006 and 2007, highlighted the need to seek the transformation and strengthening of the Eletrobrás System, as much by mean of management and institutional initiatives being implemented within the Eletrobrás System companies, as by others of structural and regulatory nature, to be dealt with directly by the federal government.

The business reinforcement and transformation intended and outlined by the Federal Government, the main shareholder, led Eletrobrás toward the pursuit of a new strategic platform under the institutional, organizational and marketing points of view. This effective repositioning takes four guidelines into account, also called Performance Vectors:
- Improvement of corporate management;
- New guidance to the distribution business;
- Institutional tailoring of the holding company; and
- Reorganization of the Business Management Model.

The Plan’s reorganization is a result of a work that has been under development since May, 2008, when the first directions were set out by Eletrobrás’ executive officers, and by the top managers of the System’s companies, from the strategic guidelines provided by the Ministry of Mines and Energy. The TPES is composed of a set of 41 projects (or actions) distributed among its four Performance Vectors. In order to coordinate the activities involved, the Eletrobrás System Transformation Management Committee - ESTMC was instituted, comprising representatives from each of the member-companies of the Eletrobrás System and from each of Eletrobrás’ key areas. By the end of 2008, nine projects had been completed, and the other ones are all in progress.

The purpose of the Plan of Transformation is to provide the Eletrobrás System a transparent and integrated corporate management structure, making the group competitive as to its operations and to expand the supply of electric power, able of generating the adequate remuneration to its shareholders and contributing for safety upon meeting the energetic needs and for the country’s sustainable development.

4 - STRATEGIC PLANNING

Upon induction of Eletrobrás’ new chief officers on March 10, 2008, and the consolidation of the strategic guidelines issued by the Minister of Mines and energy received in that occasion – which became as of then the backbone of the Transformation Plan of the Eletrobrás System– the business strategic planning and its integrated development for the group of companies is now considered a critical factor for success.

Set on the top of the pyramid that graphically configures the Transformation Plan, the strategic planning not only initializes and ensures guidance to its fourth vector – Reorganization of the Business Management Model – but it also incorporates and harmonizes the actions that compose the other vectors, ensuring insertion of the products and results achieved into the System’s permanent processes.

With the purpose to start the unfolding of the Strategic Planning, the Term of Reference was drawn up for the selecting process in order to hire a high level consultancy, prepared to contribute to its development with the necessary conceptual and methodological support. This document has been object of preliminary questioning to a group of specialized consultants, in order to obtain qualified comments and estimates of prices able to perfect the terms and basis of the Announcement of Bidding. The aim is to structure the work and stages of the Strategic Planning during the 1st semester of 2009, with the expectation of having the support of the contracted consultancy from the 2nd semester.

During the functioning of the Transformation Plan, the Board of Executive Officers and the Board of Directors appointed the need of drawing up a multiannual Plan of Actions, with validity from 2009. It was called “Program of Strategic Actions of the Eletrobrás System – PAE 2009-2012” and its goal would be the representation of a corporate strategic guideline to the Eletrobrás System, capable of aligning a set of critical actions even before The Company has an Integrated Strategic Planning.

In order to support the PAE 2009-2012, it was decided that the Strategic Business Planning of Eletrobrás (holding) would be visited. It was verified that the characteristics presented in the company’s mission (business excellence, profitability and social and environmental responsibility) remained valid and closely related to the proposal of the Transformation Plan of the Eletrobrás System.

From the point of view of Corporate Strategies, which pointed to fundamental aspects of business and processes of Eletrobrás, a strong convergence with the vectors and the actions that constitute the Transformation Plan was observed. Therefore, an attempt was made to establish a link between the pre-existing Corporate Strategies and a set of goals that had a great relevance in the context of the Transformation Plan, which, simultaneously, accepted the establishment of goals whose performance depended, necessarily, on the integrated efforts of the companies of the Eletrobrás System.

5 – CORPORATE MANAGEMENT

The reorganization of the Business Management Model is one of four important guidelines defined by MME in order to make it possible the strengthening of the Eletrobrás System. Therefore, it considers 16 big actions which, integrated, will lead the holding and its companies to a new level of management.

Among these initiatives, the elaboration and implementation of a Plan of Management Adjustment has been developed for the redefinition of organizational processes, including its indicators of performance and control as well as the realigning of the applied information system, as a way to attend the new requirements of management that have been called for.

At the end of 2008, initiatives were in course for the adjustment of the processes linked to the Integrated Management of Corporate Risks, Management of the Internal Controls, Management of the Supply Logistic, Management of New Business and Management of Investments, all of them encompassing the companies of the Eletrobrás System.

In addition to the mentioned initiatives, while our new processes are redrawn, management indicators will be constructed in order to constitute a set of management information which supports the executive officers in the following of the goals and objective. Complementarily, the organization structure has been adjusted in accordance with the studies already made.

In particular, it is important to highlight the compliance of internal controls of all companies that compound the Eletrobrás System with the requirements of section 404 of Law Sarbanes-Oxley (SOX), which will permit the maintenance of the negotiation of ADR’s level 2 started in October/2008 at the New York Stock Exchange.

In 2008, the company, through a specialized consultancy, developed a model of integrated management of corporate risks for the holding. The work had as products the mapping of the total company risks, the identification of more relevant managerial risks, which impact directly its financial strategic goals; the definition of the methodologies for treatment; and recommendation of actions for the implementation of the identified management risks. Some of these actions are already in process. The expectation is that most part of it must be implemented during 2009. In parallel, within the Transformation Plan, the intention is to reapply the methodologies presented for the other companies of the Eletrobrás System.

It is important to highlight, nevertheless, that these specific actions for the mitigation if financial risks linked to currency variation are already in use this year. From the currency hedge policies approved in the end of 2007, which aims at treating the net exposure in dollar, there were short terms operations with derivative instruments, in the amount of US$ 280 million. Such operations will continue to incorporate not only the lack of matching in foreign currency for the next years, but also the protection of the company results against the interest rate adverse fluctuations, indexes of price and terms.

At last, it is important to highlight that the expansion of corporate risks management for the whole System should comply with the principles of corporate governance and contribute for the increase of the return to the shareholders, which, at the end, will influence the valorization of the company in the financial market and in the consolidation of its participation in the electric sector.

6 - CORPORATE GOVERNANCE

Our main departments of governance conventionally constituted and with regular performance are: Shareholders General Meeting (AG), the Board of Directors, the Fiscal Council and the Board of Executive Officers.

During 2008, six General Stockholders Meetings were announced, five of them Extraordinary ones and one Ordinary General Meeting.

The Board of Directors is composed of 09 members, so constituted: 07 chosen by the Ministry of Mines and Energy – MME, 01 elected by the Minster of Planning, Budget and Management, and 01 member is elected in a separate voting section by minority shareholders, excluding the controlling shareholder. The meetings are held monthly, when statutory subjects and strategic themes for the Eletrobrás System are deliberated.

The Fiscal Council, since 2006, had its by-laws changed to be in accordance with the requirements of Law Sarbanes-Oxley – SOX and has been functioning as a Strong Fiscal Council. Therefore, its composition and performance besides attending the requisites of domestic laws, attends, as well, the requirements of the internal laws, in order to permit that Eletrobrás had its shares listed in the New York Stock Exchange. This Council is held permanently, composed of five effective members, shared as follows: five members are elected by the General Stockholders Meeting; among them three are elected by the Majority Shareholder; among them, one is elected by the Minister of Treasury Department, who represents the National Treasure, one by the holders of minority common shares and other by the holders of preferred shares. They meet once a month and, when necessarily, meetings are held together with the Board of Directors.

The Board of Executive Officers is composed by six Boards, shared as follows: Presidency, Administration Board, Distribution Board, Engineering Board; Financial and Investor Relations Board and Technology Board. Its Meetings are held weekly, where is discussed the conduction of the Eletrobrás and the System business, in accordance with the strategic guidelines established by the Board of Directors.

The adoption of best Corporate Management practices has been expanding itself into different markets all over the world. The economic context nowadays appreciates companies that adopt the modern management system, based on the principles of transparency, equality, independence, and account rendering, as a means to ensure investments in the relevant business and in the relevant country, by diminishing the perception of risks in the financial and stock markets.

Eletrobrás, with the purpose of improving the transparency of the information rendered to its stakeholders, adhered on September 29, 2006 to the Level 1 of BOVESPA’s corporate management.

In 2008, the Ministry of Mines and Energy determined to Eletrobrás new guidelines do direct its management. Among these guidelines is the improvement and expansion of the best Corporate Management practices. In order to comply with this guideline without limitations, the following challenges are in the agenda:

a. To seek for more effectiveness in the performance of members of the Administration and Fiscal Boards, representatives of Eletrobrás in companies where it is a shareholder. For such purpose, it considers as a Critical Factor for Success the definition of normative criteria for the performance of board members who standardize the recruitment and assessment processes; the duties and responsibilities; and the assistance that shall be rendered to the latter.
b. To improve the ranking position of the Eletrobrás System in the BOVESPA’s Sustainability Index – ISE BOVESPA;
c. To be included in the Dow Jones Sustainability Index - DJSI, until 2012; and

d. To climb up to level 2 of BOVESPA’s Corporate Management until 2012.Considering the challenges presented by the proposed goals, items b and c, the intent is to work on a gradual progress basis, both to improve the ranking position in the ISE Bovespa, and to be included in the DJSI ranking. The growth percentages set per dimension refer globally to the Eletrobrás System, and shall be broken down by the companies in a task coordinated by the Sustainability Committees, so as to consider the asymmetric issues and particularities reflected in the history of individual rankings.

Since 2005, Eletrobrás adhered to the ISE. Being enlisted in this ranking means being committed with the business sustainability, and this represents a differential for the investors. It also means the company has an investment environment compatible with the sustainable development demands. In 2008, by means of a work developed by Eletrobrás’ Sustainability Committee, the company was able to maintain its actions, as listed in the mentioned index.

7 - OUR BUSINESS:

7.1 – Generation, Transmission and Distribution.

Generation:

Eletrobrás System

Situation on 31/12/2008	Hidraulic*		Thermal		Nuclear		Total*
	Power (MW)	Power Plants	Power (MW)	Power Plants	Power (MW)	Power Plants	Power (MW)	Power Plants
CGTEE	---	---	490	3	---	---	490	3
CHESF	10,268	14	350	1	---	---	10,618	15
ELETRONORTE	8,694	4	479	6	---	---	9,173	10
ELETRONUCLEAR	---	---	---	---	2,007	2	2,007	2
FURNAS	8,122	8	962	2	---	---	9084	10
MANAUS ENERGIA	250	1	780	3	---	---	1,030	4
TOTAL	27,334	27	3,061	15	2,007	2	32,402	44
*It is not considered 50% of Itaipu (7.000 MW)

Installed Capacity - Situation on December 31, 2008 (MW)
Companies	H.E.U.	T.E.U.	T.N.U.	(EOL+SOL)	Total	%
Eletrobrás System	27,868	3,339	2007	---	33,214	33
Itaipu (50%)	7,000	---	---	---	7,000	7
Other	42,641	19,417	---	338	62,396	60
Brazil	77,508	22,756	2,007	338	102,610	100
* Data obtained from the Annel report (SFG). Installed capacity up to 31/12/2008, deducted the participation of the Eletrobrás System.

Transmission:

Eletrobrás System

Companies	Situation on December 31, 2008
	Voltage (> 230 Kv)	Extension
CHESF		18,010
Eletronorte		9,027
Furnas		16,999
Eletrosul		8,165
Manaus Energia		365
TOTAL	---	52,566

• Lines extension considering the partnerships

Distribution:

Among the companies that compose the Eletrobrás System, there are currently six companies of the electric power industry that operate in the distribution area. Due to its own geographic dispersion, the electric power market of the Eletrobrás’s Distribution Companies (EDC’s) is already naturally heterogeneous, for, while Ceal and Cepisa are the only EDC’s that are part of the National Interlinked System (Sistema Interligado Nacional – SIN), all other EDC’s (Manaus Energia, Boa Vista Energia, Ceron and Eletroacre) are still part of isolated systems that represent 63% of the total EDC’s market-share of energy.

The table below illustrates each company’s market-share and growth n 2008:

Electric Power Consumption – GWh
	2007	2008	Growth (%)	Market-Share (%)
Brazil	378,362	392,764	3.8	100
CEAL	2,124	2,246	5.7	0.6
CEPISA	1,740	1,831	5.3	0.5
CERON	1,627	1,743	7.1	0.4
Eletroacre	540	581	7.6	0.1
MESA Interior	570	626	9.9	0.2
MESA Capital	3,563	3,727	4.6	0.9
Boa Vista Energia	378	403	6.5	0.1
Total – Distributors	10,542	11,157	5.8	2.8
Sources: EPE/MME and DEND/DEN/DE
We notice that, despite the little participation that each of the EDC’s represents in the national energy market, they all present a growth rate above the national growth rate, in a same period, emphasizing MESA’s growth in the State of Amazonas (almost three times as much as the national rate), which demonstrates the trend of each of these companies to expand their national share in the electric power market.

7.2 - Shareholder’s Equity

Eletrobrás’ shareholder’s equity is present in the segments of generation, transmission and distribution of electric power as follows: 11 subsidiaries, 26 associate companies with minor quotas, 5 Specific Purpose Entities - SPE, whose capital stock is composed of redeemable preference shares with remuneration corresponding to the IGP-M rate plus yearly interests of 12%. In addition, Eletrobrás holds 50% of the capital stock of Itaipu Binacional.

In addition to Eletrobrás’ shareholder’s equity, it holds government bonds originated from the privatization process of the Brazilian Electric Power industry during the 90’s, whereas the most significant ones are the CFT-E1 Treasury Financial Certificates with a total Market Price of R$ 209 million.

The Market Price of Eletrobrás’s equity shares in Companies whose shares are negotiated in Stock Exchange was over R$ 6.1 billion, and its variation shows compliance, above all with the Electric Power Index (¥ndice de Energia Elétrica – IEE).

Regarding 2007, there has been a depreciation of the portfolio of about 8%, whereas the Ibovespa, in that same period, had a 40% depreciation.

Eletrobrás’s portfolio, because its bonds are concentrated in companies with fixed or regulated revenue, presents less fluctuation as to the market, hence characterizing itself as a conservative portfolio. Notwithstanding the unfavorable economic scenery during the last quarter of 2008, the shares held by Eletrobrás have a good perspective of gains in long-term evaluation.

In 2008, the remuneration of these shares as dividends have yielded more that one billion Reals, which makes them one of the largest sources of ordinary funds for the Company, whereas the largest part of the contribution came from the associate companies.

Dividends / JCP Received in R$ million
Companies	2004	2005	2006	2007	2008
Subsidiaries	449	463	686	378	484
Associates*	53	95	189	464	418
Associates	25	0,1	45	46	57
Partners	1	31	38	169	128
*Associate companies whose shares are negotiated at BOVESPA

Participations in 2008

7.3 - Shareholding Structure per Business Segment

International activities
Upon enactment of Act nº. 11.651 of April 7, 2008, which modified Eletrobrás’ Incorporation Act, the “holding” obtained authorization to associate itself, directly or by means of its subsidiaries, with or without costs contribution, in the constitution of business consortiums or participation in corporations, with or without control powers, in Brazil or abroad, with the purpose of directly or indirectly exploring the production of electric power transmission under concession or authorization ruling.

In order to comply with this new mandate, in July, 2008, the Top Management created the Superintendence for Overseas Operations – SOO, an organizational unit subject to the President’s Office, whose main duty is to disclose and safeguard the guidelines for the Companies of the Eletrobrás System’ international performance, which shall be issued by Eletrobrás’ Board of Administration, coordinating its performance in the international market, in addition to identifying and evaluating potential markets abroad, with the purpose of allowing the generation of businesses for the company and its subsidiaries in the electric power segment.

In order to fulfill these duties, the CER commenced the development of a countries and businesses structured priority planning, whose activities are forecasted to be completed in the first quarter of 2009, and the following strategic guidelines were established:

• All the projects concerning the segment of generation, transmission and other businesses identified in the international market shall provide the adequate profitability;

• The entry into new markets shall take place, preferably, in countries located in South America (geographical proximity);

• Promotion of Electric Power Integration between the South American countries, and diffusion of the Brazilian expertise in the generation segment, based on renewable sources.

For that purpose, the Superintendence for Overseas Operations is unfolding a series of international activities in partnership and cooperation with the national private industry, and with large international energy groups, above all those engaged in the development of hydroelectrical enterprises in South American, Central American and African countries.

This partnership with the private industries and sectorial institutions involves the development of agreements between the parties with the purpose of participating in surveys and in the enterprises considered relevant by the technical areas of the several institutions involved in the process.

The following map illustrates the countries where, during 2008, opportunities were identified related to the electric power industry, and which are currently under assessment by Eletrobrás and its partners.

Argentina: H.E.U. Garabi (2000 MW) – Inventory and feasibility studies to be carried out;

Angola/Namibia: Baynes Bi-National Hydroelectrical Exploration (360 MW) – Feasibility studies to be carried out;

Nicarágua: H.E.U. Tumarín (180 MW) – Feasibility studies to be carried out;

Peru: Pre-feasibility studies to be carried out regarding the following hydroelectrical potentials: Paquitzapango (1380 MW), Sumabeni (1080 MW), Urubamba (950 MW), Cuquipampa (800 MW) and Vizcatan (750 MW); and the Inambari Hydroelectrical Plant (2000 MW) – Completion of the pre-feasibility studies and start-up of the Feasibility Studies;

Venezuela: Energy Interlink Survey, with the purpose of promoting the electric power exchange between the two countries.

Furthermore, new enterprises in South American, Central American and African countries are in prospect ion phase.

7.5 - Electric Energy Research Center – (Centro de Pesquisas de Energia Elétrica - CEPEL

The core objective of the Electric Energy Research Center (Cepel) is the construction and maintenance of a research infrastructure for the development of advanced technology in electric equipments and systems in Brazil.

The beneficiaries of the Center’s performance are found beyond the Eletrobrás System. Among them, the Ministry of Mines and Energy and sectorial entities such as the Empresa de Pesquisa Energética (EPE), the National Operator of the Electric System (NOES), The Chamber of Electric Power Commerce (Câmara do Comércio de Energia Elétrica- CCEE), and the National Agency of Electric Power (Agência Nacional de Energia Elétrica - ANEEL), in addition to utility companies and manufacturers.

Cepel holds a wealth of methodologies and software, under constant improvement and development, which applies to the planning of generation, expansion and transmission, considering the environmental aspects and the introduction of alternative sources, for the operation of interlinked hydrothermal systems as well as of the Basic Network, including real time platforms, and these are widely used throughout the entire electric power industry. It also develops surveys and researches that generate technology for transmission, allowing increased capacity, reducing band-passes and choosing better paths to setup the lines; monitoring and diagnosis of equipments, with the purpose of optimizing the investments and ensuring safety of operations; conservation and efficient usage of energy; metallurgy and new materials, and technology for hydrogen-power uses.

It furthermore provides technological support to important programs and projects of the Government, such as the Luz para Todos (Light for Everyone), the Proinfa, the Procel and the Reluz (see above), also contributing for the development of Energy Expansion Plans.

The center is equipped with a complex of 30 labs, where tests are performed for projects to be carried through on research, type assays, expert examinations, and conformity tests for certification. Several of these labs are pioneers in Brazil, and have no similar facilities in South America.

In 2008, Cepel developed 105 corporate RD&I projects for the Eletrobrás System Companies, in the following topics: Generation Expansion Planning (4); Environment (4); Hydric Resources Stochastic Hydrology (3); Operation Planning (5); Transmission Expansion Planning (2); Planning, Operation and Analyses of Networks (9); Scada/EMS Technologies (8); Local Automation and Disturbance Analyses (2); Transmission Technology (11); Metallurgy and Materials (7); Monitoring and Diagnosis of Equipments and Facilities (17); Conservation and Efficient Usage of Energy (14); Distributed Generation (6); Electric Measures and Loss Prevention (4); Renewable Energies (3); Computer Techniques and Methodologies (3); Financial Analyses of Projects and Fees (1); Reliability (1); Quality of the Energy (1).

The funds allocated to the Center by Eletrobrás, Chesf, Eletronorte, Eletrosul, and Furnas, during the 2008 financial year, totaled approximately R$ 112 million. R$ 28 million were invested in modernization of labs and infrastructure for RD&I, which corresponds to 93% of the budget’s limit for investment (R$ 30 million).

8 - INVESTMENTS

The investments made by the Eletrobrás System in 2008 totaled R$ 3.8 billion, which corresponds to an accomplishment of 62.9% of the forecasted R$ 6.2 billion. The percentage of accomplishment of these investments covers, mainly, the segments of electric power generation, transmission and distribution. The following projects are worthy highlighting: irrigation in terrains of the Itaparica Plan re-settlement area; deployment of the Simplício H.E.U.; deployment of the Passo São João H.E.U. and of the Candiota III Plant - Phase C. in the Transmission area, we emphasize the expansion of the South Region transmission system; reinforcements and improvements in the transmission system in the states of São Paulo and Minas Gerais, as well as the Pará State transmission system associated to the Tucuruí H.E.U. Finally, in the distribution area, the investments for the Program “Light for Everyone”.

Kind of the Investments	2008	2007	%
(R$ million)
Generation	2,019	1,284	57.2
Transmission	1,190	1,288	-7.6
Distribution	384	332	15.7
Environmental Quality	30	20	49.0
Research	28	18	55.6
Infrastructure	227	162	40.3
Total	3,878	3,104	24.9

6.1 - Ordinary Resources
The resources provided as loans and funding employed in 2008 in the subsidiaries and distributors totaled R$ 1.3 billion, as follows:

Applications	Releases		Total
	Economic	Financial
Loans/Funding:	R$ thousand	R$ thousand	R$ thousand
Distributors:
CEAL	---	30,800	30,800
CEPISA	---	31,584	31,584
CERON	8,251	13,559	21,810
Manaus Energia	---	457,488	457,488
Subsidiaries:
CGTEE	---	93,927	93,927
CHESF	---	17,135	17,135
Electronuclear	106,434	88,501	194,935
Eletrosul	52,381	292,552	344,933
Furnas	---	113,000	113,000
Itaipu	8,326	4,933	13,259
TOTAL	175,392	1,143,479	1,318,871

9 – GROWTH BOOST PROGRAM (PROGRAMA DE ACELERAÇÃO DO CRESCIMENTO - PAC)

The investments made by the Eletrobrás System and included in the PAC accomplished in 2008, R$ 2.5 billion, corresponding to 69.8% of the amount of R$ 3.5 billion approved for that year. Comparing that performance to 2007, a growth of 22.2% is observed. Out of the accomplished amount, 39% were used in the Southeast Region, 29% in the South Region, 21% in the North Region, and 11% in the Northeast Region. On the other hand, the percentage of budget accomplishment, per region, was that of 89.7% in the North Region, 80.2% in the Southeast Region, 60.6% in the South Region, and 47.2% in the Northeast Region. Regarding the type of segment, 78.3% of the accomplished investment was applied on generation projects, 14.3% on transmission projects, and 7.4% on distribution projects. The companies that showed an outstanding performance, presenting a budget accomplishment above the average (69.8%) were: Eletronorte (99.1%), Furnas (88.0%), Eletrosul (70.7%) and Ceal (99.0%) .

PAC Investments - R$ million
	2008		2007
	Forecasted	Accomplished	Forecasted	Accomplished
TOTAL	3,534,407	2,469,334	2,660,107	2,020,032

Investments in Generation:

1 – Under Deployment

Entrepreneurs	H.E.U.	State	MW	Foreseen Operation
Madeira Energia Consortium	Santo Antônio	MT	3,150	Apr/2012

Energia Sustentável do Brasil Consortium	Jirau	RO	3,300	Jan/2013
Furnas, CPFL and CEEE	Foz do Chapecó	RO	855	Aug/2010
Eletrosul and Copel	Mauá	RS/SC	361	Sep/2011
Eletrosul	Passo São João	PR	77	Dec/2009
Furnas, Cemig, Baguari	Baguari	RS	140	Sep/2009
Furnas, Orteng, Logos and Alen	Retiro Baixo	MG	82	Jan/2010
Furnas	Simplício	MG	331	Nov/2010
Eletronorte, CHESF, CNO and Neoenergia	Dardanelos	RJ/MG	261	Feb/2010
Furnas	Batalha	GO	52	May/2011
Eletrosul	São Domingos	MS	48	Dec/2011
Furnas, Alcoa, DME and CCCC	Serra do Facão	GO	213	Oct/2010
Entrepreneurs	T.N.U.	UF	MW	Foreseen Operation
Electronuclear	Angra 3	RJ	1,350	Oct/2014
Entrepreneurs	T.E.U.	UF	MW	Foreseen Operation
CGTEE	Candiota III	RS	350	Dec/2009

2 – Under Inventory Survey

Entrepreneurs	H.E.U.	State	MW
Eletronorte, CCCC	Tapajós River Basin	PA/AM	10,682
Eletronorte, Engevix, Themag, OAS	Itacaiunas River Basin	PA	200

3 – Under Feasibility Study

Entrepreneurs	H.E.U.	State	MW	Foreseen
				Operation
Eletronorte, EDP	Novo Acordo	TO	160	Apr 3, 2015
CHESF, Queiroz Galvão and CNEC	Castelhano	PI/MA	94	Dec 19,2013
CHESF, Queiroz Galvão and CNEC	Estreito Parnaíba	PI/MA	56	Dec 19,2013
CHESF, Queiroz Galvão and CNEC	Cachoeira	PI/MA	63	Jun 1, 2013
CHESF, Queiroz Galvão and CNEC	Uruçuí	PI/MA	134	Dec 14,2014
CHESF, Queiroz Galvão and CNEC	Ribeiro Gonçalves	PI/MA	113	Dec 14,2014
CHESF, Desenvix and Odebrecht	Pedra Branca	PE/BA	320	Sep 4, 2015
CHESF, Desenvix and Odebrecht	Riacho Seco	PE/BA	276	Dec 14,2014
Eletronorte, Maggi, Linear, MCA	Juruena	MT	46	Jul 30, 2013
Furnas, PCE, Ener-Tech, Rialma, Schahin	Mirador	GO	80	Jul 9, 2014
Furnas, PCE, Ener-Tech, Rialma, Q.Galvão	Maranhão Baixo	GO	125	Sep 3, 2015
Furnas, Rialma, PCE and Queiroz Galvão	Buriti Queimado	GO	142	Sep 3, 2015
Furnas, ELN, Enercamp, PCE, Ener-Tech, Alston, A.Gutierrez	Água Limpa	MT	380	Dec 14,2014

Entrepreneurs	H.E.U.	State	MW	Foreseen Operation
Eletrobrás/Eletronorte	Belo Monte	PA	11,181	Apr 30, 2014
Eletronorte, CCCC	Marabá	PA	2,160	---
Eletronorte, Queiroz Galvão	Tabajara	RO	350	---
Eletronorte, CCCC, Alcoa and BHP	Serra Quebrada	PA	1,328	Sep 30, 2016
Eletronorte, Maggi, Linear, MCA	Cachoeirão	MT	64	Dec 19,2013
Eletronorte, Furnas, Alusa, Q.Galvão	Toricoejo	MT	76	Dec 19,2013
Eletronorte, Desenvix	Torixoreu	MT/GO	408	Feb 28, 2017

Investments in Transmission Lines and Substations:

1 – Completed Transmission Lines

Enterprise	Voltage (Kv)	Entrepreneurs	Extension (Km)	Foreseen Operation
Colinas-Miracema	500	INTESA	173	May 23, 2008
Miracema-Gurupi	500	INTESA	255	May 23, 2008
Gurupi-Peixe Nova	500	INTESA	72	May 23, 2008
Peixe Nova-Serra da Mesa 2	500	INTESA	195	May 23, 2008
Desterro-Palhoça	230	Eletrosul	40	Dec 29,2008
Ji-Paraná - P.Bueno- Vilhema C1	230	Eletronorte	278	Oct 31, 2008

INTESA Consortium: Eletronorte 37% and Chesf 12%

2 – Transmission Lines under Execution

Enterprise	Voltage (Kv)	Entrepreneurs	Extension (Km)	Foreseen Operation
Milagres – Coremas	230	CHESF	120	Mat 31, 2009
Pres. Médice - Santa Cruz I	230	Eletrosul	235	Sep 30,2009
Campos Novos - Nova Santa Rita	500	RS Energia	273	Apr 01, 2009
Juba – Jauru	230	Brasnorte S.A	121	Sep 10,2010
Brasnorte - Nova Mutum	230	Brasnorte S.A	264	Sep 17,2009

10 – THE Eletrobrás SYSTEM ENERGY MARKET

The consumption of electric power has achieved a 3.8% growth, reaching 392.8 TWh, according to information released by EPE, regarding the electric power market’s progress in Brazil, during 2008. Although all the regions did grow, only the Southeast has presented an increase in consumption below the average (3.3%), which proves a gradual loss of its market-share to the other regions, whereas the Mid-West Region presented the largest growth in consumption (7.0%) .

The different regional behaviors, in terms of consumption progress, are reasonable, due to the different potentialities each region holds, quite heterogeneous as compared to each other.

Although there are no more areas for concession, the Eletrobrás System, by means of its regional companies, contributes for development within the spheres of the regions it covers (which do not correspond exactly to the Brazilian political geographical regions). In the southern region of Brazil, Eletrosul encompasses not only the states of the South Region, but also the state of Mato Grosso do Sul (of the Mid-West Region), whose population is of almost 30 million people (approximately 16% of the national population) and whose gross regional product represents about 16% of the Brazilian GNP.

Furnas, in its turn, is accountable for the energy supply to the regional markets of the Southeast and Mid-West Regions (except for Mato Grosso do Sul, covered by Eletrosul), where more than half of the Brazilian domiciles are located (51% of the total), and which concentrates 65% of the GNP. Out of all the energy consumed in Brazil, more than 40% pass by the Furnas System. Participation of the company in the supply is of 97% in the Federal District; 92% in Rio de Janeiro; 91% in Mato Grosso; 81% in Espírito Santo; 61% in Goiás; 58% in em São Paulo; 45% in Minas Gerais; and 16% in Tocantins.

In the Northeast Region, Chesf covers an area that extends for more than one million km2, where more than 50 million people live. However, the sales of electric energy per region, although still more significant in the Northeast (40.9%), is practically the same as that of the Southeast region (38.2%), whereas 12.2% for the South; 5.3% for the Mid-West; and 3.4% for the North.

Eletronorte, in the other hand, covers an area that encompasses the states of the North Region and the state of Maranhão. The main characteristic of the regional market assisted by this company is that, although in terms of quantity both the population and the gross regional product are the smallest ones in the country, there are large electro-intensive industrial plants located in the region, as well as projects to implement new plants and/or to expand the already existing ones, which represents a future increase of demand.

The regional developments are associated to the projects that are being deployed or that are intended to be implemented in each region. For instance, we may highlight in the Northeast Region, the consolidation of the industrial pole of Suape; the pharmachemical and hemoderivatives pole in Pernambuco; in Ceará, the consolidation of the Pecém Pole and the deployment of metallurgy; and in Bahia, consolidation of the automobile industry. In its turn, in the North Region, the growth of demand for energy shall occur more thoroughly than in the other regions pursuant to the deployment of new electro-intensive industrial plants. In the Mid-West Region, the expansion of the agribusiness enterprises, followed by an increase in the extractive activities, tends to increase consumption, as they exact for the deployment of industrial transformation plants (e.g., metallurgic and furniture industries), as it is actually happening in the Region. As to the Southeast and South Regions, since they are already more industrialized and developed, they tend to loose market-share in the national sphere of electric power consumption, due to the faster growth of the other regions, and to the trend of migration of the industries established therein to the other regions.

Regarding the participation in the national installed power, which in December 31, 2008, reached 102,610 MW, the Eletrobrás System has attained a volume of 40,214 MW installed, representing more than 39.2% of share in Brazil.

10.1 – Generation Expansion
The participation of the Eletrobrás System in the expansion of supply in the Ten-Year energy expansion Plan (Plano Decenal de Expansão de Energia - PDE) 2008/2017, developed by EPE/MME is quite significant, contributing along the survey timeline with 34,876 MW in projects for generation, directly or as a shareholder of investors. Out of this volume, 10,573 MW are in projects whose concession is already granted, where Eletrobrás participates directly with 2,211 MW and as a shareholder of investors with 8.362 MW.

In the sphere of expansion perspective, that is, from 2014 to 2017, the Eletrobrás System participates with future enterprises of 24,303 MW, as the gent responsible for the development of projects, directly or in partnership with other agencies.

It is worthy to remind that the Eletrobrás System participates in this supply expansion program with 99% of the clean energy project, whereas 33,176 MW in hydric projects and 1,350 MW in a nuclear power plant (Angra III). Among the hydric projects, great enterprises such as the Belo Monte AHE, the Madeira Santo Antônio and Jirau HEU’s and Rio Tapajós projects are highlights.

Looking forward to participation in the upcoming “new energy” auctions (A-5), the Eletrobrás System is developing hydraulic projects and studies, directly and in partnership with private agents, totaling 32,300 MW.

PLANTS WITH OPERATIONS START-UP FORECASTED
COMPANY	H.E.U.	(MW)	Commercial Operation	Classification
Eletrosul	Passo São João	77	Nov/2009	Auction 2005
	Barra do Chapéu	15	Aug/2010	Authorization
Furnas	Simplício	334	Jul/2010	Auction 2005
	Batalha	53	Feb/2011	Auction 2005
	T.E.U.
CGTEE	Presidente Médici (Candiota III)	350	Jan/2010	Concession
	T.N.U.
Electronuclear	Angra III	1,405	Nov/2014	Concession

KEY PARTICIPATION IN SPE’s
COMPANY	H.E.U.	Participation (%)	MW	Commercial Operation	Classification
CHESF/Eletronorte	Dardanelos	24.5/24.5	261	Jan/2010	Auction 2006
CHESF/Eletrosul	Jirau	20/20	3300	Jan/2013	Auction 2008
Eletrosul	Mauá	49	361	Abr/2011	Auction 2006
Furnas	Peixe Angical	40	452	---	---
	Baguari	15	140	Sep/2009	Auction 2005
	Retiro Baixo	49	82	Jan/2010	Auction 2005
	Foz do Chapecó	40	855	Aug/2010	Concession
	Serra do Facão	49	212	Oct/2010	Concession
	Santo Antônio	39	3150	May/2012	Auction 2007

10.2 – Transmission Expansion
The Eletrobrás System companies have actively participated in the activities related to the PDE 2008/2017 Transmission Expansion Planning. Part of such participation is in effect by means of the Regional Transmission Study Groups that support EPE, responsible for the transmission planning in the regional scope. In addition, participation of the Eletrobrás System outstands in surveys of regional interlinks and plants’ integration.

In this PDE cycle, the transmission system for integration of the Madeira River Hydroelectric Complex stands out, whereas the effective participation in the surveys carried out by the Eletrobrás System Companies has reflected itself in the successful participation in the corresponding transmission auctions. The interlink Tucuruí-Macapá-Manaus also stands out; it shall allow the integration of the Amazon region systems, currently isolated, to the SIN.

In 2008, the Eletrobrás System Companies incorporated 504 km of transmission lines and 3077 MVA of transformation capacity in substations of the National Interlinked System (Basic Network).

Furthermore, the companies, in a partnership with private enterprises, thereon constituting the Specific Purpose Entities (SPE), have contributed to the additional over 695 Km of transmission lines and 672 MVA in transformation capacity in Substations of the National Interlinked System.
The table below highlights the main transmission enterprises developed by Eletrobrás in the financial year, individually or in partnerships:

TRANSMISSION LINES
Enterprise	Voltage (kV)	Company / Partnership	Extension (KM)
Gravataí 3/ Atlântida 2	230	Eletrosul	102
Pimenta Bueno/ Vilhena	230	Eletronorte	160
Miracema/ Gurupi	500	INTESA*	255
Peixe 2/ Serra da Mesa 2	500	INTESA	195
*Eletronorte 37%; Chesf 12%

SUBSTATIONS
Enterprise	Voltage (kV)	Company / Partnership	Rating (MVA)
Vilhena	230	Eletronorte	120
Nova Santa Rita	525	Eletrosul	672
Barreiras	230	CHESF	200
Biguaçu	500	Eletrosul/SC Energia	672

10.3 - Transmission Lines Auction

During 2008, the Eletrobrás System Companies participated in four transmission auctions, promoted by ANEEL, attracting national, international investors and pension funds. The success achieved by the System in the auctions reveals the strength and the competence of the companies, being awarded 13 of the 29 auction batches, comprising a total of 6,415 km of transmission lines, which represent 59.3% of the total offered (10,813 km). The functionality of these enterprises shall generate annual revenues of approximately R$ 868.8 million; among the enterprises, we would highlight the following:

Auction 004-2008 – The Amazônia Consortium, composed by Eletronorte and Chesf in a partnership with private entrepreneurs, was awarded Batch C – Interlink Tucuruí - Macapá – Manaus;

Auction 007-2008 – Execution of the auction encompassing the transmission system of the Madeira River Plants, whose forecasted investments to implement the batches are over R$ 6 billion. In addition, the Integração Norte Brasil Consortium, composed by Eletronorte and Eletrosul, in partnership with private entrepreneurs, was awarded Batch A, Batch C and Batch G and furthermore, the Madeira Transmissão Consortium, composed by Chesf and Furnas, in a partnership with private entrepreneurs, was awarded Batch D and Batch F;

Auction 008-2008 – The Transenergia Renovável Consortium, composed by Furnas, in a partnership with private entrepreneurs, was awarded Batch C: 230 kV TL of Chapadão – Jataí, a 128 km DC line; 230 kV TL Barra dos Coqueiros – Quirinópolis, a 50 km SC line; 230 kV TL Palmeiras – Edéia, a 60 km SC line; SE Jataí 230 kV; SE Quirinópolis 230 kV; SE Edéia 230 kV, with Allowed Annual Revenue of R$ 34.5 million.

10.4 - Cross-Border Interlinks

Interlinks with Uruguay through the Riviera frequency conversion station: During 2008, Eletrobrás, by means of an agreement with the Uruguayan state company Administración Nacional de Plants y Transmisiones Eléctricas (T.E.U.) granted, upon reimbursement, the right of usage of the converter’s facilities. The results of commercial operations in the Riviera Conversion Station at CCEE until November were positive by R$ 12.6 thousand.

Interlinking with Argentina through the Uruguayan frequency conversion station:

In 2008, meetings between Eletrobrás, Eletrosul and Emprendimientos Energeticos Binacionales Sociedad Anônima (Ebisa) continued being held, with the purpose of negotiating the settlement of the Argentine Ebisa’s debt with Eletrosul, so as to make recovery of the interchange operations feasible with that conversion station.

10.5 – Electric Power Trading

Companies	2007		2008
	MWh	R$ - million	MWh	R$ - million
CGTEE	1,670,547.17	142	2,127,335.29	195
Eletronorte	37,023,340.90	3,595	53,130,566.96	4,623
Chesf	49,596,126.15	3,573	50,692,554.83	4,423
Furnas	36,388,690.00	2,599	42,212,472.00	2,645
*Eletronuclear	11,334,548.00	1,356	12,851,578.00	1,570
Total	136,013,252.22	11,265	161,014,507.08	13,456

* The whole energy produced by Eletronuclear is acquired from Furnas.

H.E.U. ITAIPU

Act nº. 10.438, of April 26, 2002, determined that Eletrobrás became the trading agent for Itaipu’s energy. Under that condition, the company, in 2008, passed on to the South, Southeast and Mid-West Regions’ power utility companies, 67,902,120 MWh of energy bound to the hired rating, which corresponds to revenues of approximately US$ 3.2 billion. The energy supplied above the volume bound to the hired rating and purchased by Eletrobrás was of 14,891,612 MWh, corresponding to revenues before the Chamber of Electric Power Commerce of R$ 316 million.

11 – ECONOMIC AND FINANCIAL PERFORMANCE

As a result of the expressive profit achieved in 2008, in the amount of R$6.1 billion, Eletrobrás was authorized to allocate to its shareholders, as interest on own capital (JCP), the amount of R$ 1.7 billion. When compared to 2007, this amount represented a 53% growth. Similarly in relation to the net profit per share in 2007 which, as a result of the R$ 1.5 billion profit, evoked a net profit per share of R$1.37, while in 2008 such profit per share became R$ 5.43.

The net financial income essentially resulting from financings and loans granted generated a gain in the amount of R$2,503 million, representing, however, an 18% decrease in the level of the revenues of such nature, in relation to the previous year, as a result of the monthly exchange fluctuation over the debt balances.

Emphasis is given to the gains obtained from the recognition of the effect of the North-American inflation, measured by the Industrial Goods and Consumer Price indexes which fall upon the trading of electric power from Itaipu Binacional, which have positively impacted the result from the year, in R$3.666 million. As a result, the electric power trading activity generated an expressive gain of R$ 1,619 million, corresponding to the recognition of the regulatory asset to be made financially up to 2023 in the operations of power transfer, net of the transfer to the National Treasury (R$2,047 million).

The valuation of the Real in relation to the North-American Dollar and the fact that ELETROBRÁS holds a relevant part of its receivables (net from obligations) – R$ 16,893 million (US$7.229 million), indexed mainly to the North-American currency, have created a scenario of gain to the Company in the period ended December 31, 2008. During the 12 months of 2008, ELETROBRÁS recorded an exchange gain of R$ 4,297 million, against a loss of R$ 3,001 million in 2007. As regards the monetary variations resulting from the internal price levels, the Company achieved in 2008 a gain of R$ 998 million against a gain of R$ 528 million in 2007.

The main indexes of the financing and transfer contracts had the following variations in the periods:

	12 MONTHS OF 2008	12 MONTHS OF 2007
Variation - IGPM	9.80%	7.75%
Variation - SELIC	12.50%	11.25%
Variation - DÓLAR	31.94%	-17.15%
Variation - EURO	26.55%	-7.50%

The recognition of results from the 32 companies invested by ELETROBRÁS had a positive impact on the result in this year on R$383 million by the equity equivalence, strongly influenced by the loss of ELETRONORTE in the amount of R$ 2,408 million, caused by the financial expense of R$ 1,508 million and by the recognition of the provisions for the reduction of the recoverable amount of long term assets (impairment), in the amount of R$ 650 million derived from the adoption of Law 11638/2007. In the same period of the previous year, the positive reflex of the total equity equivalence was of R$ 1,883 million.

11.1 – Net Profit from the Controlled Companies

(R$ Thousands)

Companies	2008	2007
CGTEE	-292,202	-69,149
Chesf	1,437,291	652,630
Eletronorte	-2,424,558	-542,315
Eletronuclear	-282,070	117,668
Eletrosul	268,250	196,940
Furnas	454,518	800,222
Itaipu	835,885	1,321,590
Eletropar	10,664	16,097

Distribuidoras
Ceal	32,487	-22,704
Cepisa	-98,736	-81,197
Ceron	-50,158	-54,362
Eletroacre	152	4,093
Manaus Energia	198,845	-601,706

11.2 – EBITDA

11.3 – Structure of Capital and Indebtedness

Financing and loan payable – Other liabilities – Net Profit

Flow of Financing – R$ million
	2009	2010	2011	2012	2013	2014	After 2014
Endividamento	1.714.611	1.537.342	1.203.083	1.514.850	1.511.167	1.445.406	11.085.716

Financing and Loans Granted:

Controlled and Itaipu:	Balance in 31.12.2008	Balance in 31.12.2007

CGTEE	574,974	---
Chesf	3,460,807	4,211,228
Eletronorte	7,589,415	6,014,378
Eletronuclear	2,902,701	2,448,667
Eletrosul	592,161	186,566
Furnas	1,178,001	996,262
Itaipu	18,416,525	14,671,171

11.4 Primary Result

In 2008, it worth mentioning the good performance of the controlled companies of the Eletrobrás System for the primary result, which goal established for the year in accordance with the Decree nº 6,646, of November 18, 2008, was R$ 1,441 million. Em 2008, destaca-se o bom desempenho das empresas controladas do Sistema Eletrobrás para o Resultado Primário, cuja meta estabelecida para o período conforme Decreto nº. 6.646, de 18 de novembro de 2008, foi de R$ 1.441 milhão.

Period	Result	R$ million
2008	Surplus	2,585
2007	Surplus	2,783
2006	Surplus	2,137
2005	Surplus	2,865
2004	Surplus	1,650

12 – INDEPENDENT AUDITORS

Company	Independent Auditor
CGTEE	Deloitte Touche Tohmatsu
Chesf	Boucinhas & Campos + SOTECONTI
Eletronorte	BDO Trevisan
Eletronuclear	HLB Audilink e CIA
Eletrosul	Horwath Tufani, Reis & Soares
Furnas	HLB Audilink e CIA
Itaipu	BDO Trevisan
Eletropar	Russell Bedford Brasil

13 - FUND RAISING

The 2008 financial year was marked by an economic scenery of uncertainty and of high instability in the financial and stock markets. Eletrobrás’ Global Expenditure Program forecasted funds raising of US$ 1 billion. Hence, Eletrobrás developed the operations described below:

On August 8, 2008, a labor union loan agreement was completed, in the A/B Loan mode, upon signature of a loan agreement between Eletrobrás and the Corporación Andina de Fomento – CAF. The loan, in the amount of US$ 600 million, was structured in the following manner: part A, US$ 150 million, from CAF, with a 12-year term; and, part B, in the amount of US$ 450 million, from a bank union leaded by the Citibank, BNP Paribas and Societé Generale, with a 7-year term. The average interest rate for this operation was that of 1.64% above the 6-months LIBOR.

In addition, Eletrobrás commenced a process of authorization before the National Treasury Bureaus to accomplish an operation in the amount of US$ 400 million, granted as international market bonus securities. However, once the authorization was obtained, lat in November, 2008, the bonus security market was not in a favorable situation for issuing, a fact that determined the postponement of the mentioned operation. The already obtained authorization, however, is still valid for 2009.

During the year, negotiations were also carried through for a loan agreement before the Kreditanstalt für Wiederaufbau – KfW, in the amount of € 37.2 million, with the Federal Union’s approval. On December 12, 2008 contracts were executed referring to the first tranche, of € 13.3 million, between Eletrobrás and KfW. The resources shall be employed in the construction project of four small hydroelectric plants named the São Bernardo Complex, composed of the following small hydroelectrical plants - PCH’s: Barra do Rio Chapéu - 15 MW, João Borges - 19 MW, Itararé - 9 MW and Pinheiro - 10 MW, under responsibility of Eletrosul.

Finally, early management was commenced before the BIRD and other authorizing agencies, in order to attain a loan in the amount of US$ 500 million, whose funds are meant to be used in the Eletrobrás System Transformation Plan and in the Investments Program for the Eletrobrás Distribution Companies.

14 - ADDED VALUE (EFP)

15 - COMPULSORY LOAN

The Compulsory Loan, instituted with the purpose of expanding and improving the Brazilian electric power industry, was billed and collected from industrial consumers whose monthly consumption was above 2000 kwh, by means of electric power bills issued by the electric power distributing companies. The annual amount of such contributions, as of 1977, became part of a book-entry, nominal and non-transferable credit, always on the 1st of January of the following year, identified by the Compulsory Loan Payer Identification Code.

To allow continuity of the policy of assistance to shareholders arising from the capitalization of the Compulsory Loan credits, in 2008, Eletrobrás deployed into the Banco Bradesco S.A. book-entry system and amount of 5,465,096 (five million, four hundred and sixty five thousand and ninety six) class “B” preferred shares, and delivered to the electric power utility and distributing companies, to be onlended to industrial consumers, the amount of R$ 10,560,685.06 (ten million, five hundred and sixty thousand, six hundred and eighty five Reals and six Centavos) pursuant to interests of Compulsory Loan credits restatement.

16 - STOCK MARKET

16.1 - Equity Basis

During 2008, Eletrobrás, by means of its 153rd Annual Shareholders Meeting, carried out on September 25 of that year, decided on an increase of capital stock pursuant to the 4th conversion of Compulsory Loan credits, as approved on the 151st ASM, held on April 30, 2008, in the amount of R$ 202,374,761.75 (two hundred and two million, three hundred and seventy four thousand, seven hundred and sixty one reais and seventy five cents), upon issuance from 224,328,055 (two hundred and twenty four million, three hundred and twenty eight thousand and fifty five) shares to 227,186,643 (two hundred and twenty seven million, one hundred and eighty six thousand, six hundred and forty three) shares. Another relevant fact for the increase of capital stock was the capitalization of surplus profit reserves in the amount of R$ 1,859,401,181.87 (one billion eight hundred and fifty nine million, four hundred and one thousand, one hundred and eighty one reais and eighty seven cents), whereas the Eletrobrás capital stock was restated from R$ 24,235,828,852.78 (twenty four billion, two hundred and thirty five million, eight hundred and twenty eight thousand, eight hundred and fifty two reais and seventy eight cents), to R$ 26,156,567,211.64 (twenty six billion, one hundred and fifty six million, five hundred and sixty seven thousand, two hundred and eleven reais and sixty four cents), corresponding to 905,023,527 (nine hundred and five million, twenty three thousand, five hundred and twenty seven) common shares, 146,920 (one hundred and forty six thousand, nine hundred and twenty) class “A” preferred shares and 227,186,643 (two hundred and twenty seven million, one hundred and eighty six thousand, six hundred and forty three) class “B” preferred shares, totaling 1,132,357,090 (one billion, one hundred and thirty two million, three hundred and fifty seven thousand and ninety) shares.

Composition of Eletrobrás’ Capital Stock on December, 2008.

16.2 - Assessment of Eletrobrás’ Shares

As shown below, in index-numbers, the evolution of the Eletrobrás’ shares and the Ratings of the São Paulo Stock Exchange - IBOVESPA. In the period from December, 2007 to December, 2008, there has been a 41.22% depreciation of the IBOVESPA, while the common shares (ELET3) and the preferred shares (ELET6) raised 8.19% and 5.36%, respectively.

ELET–3: Eletrobrás’ common shares ended the 2008 financial year rated at the São Paulo Stock Exchange at R$ 25.89, which represents an appreciation of 9.9% against the ending of 2007, when the restated rating was of R$ 23.55. On August 5, 2008, the close-off price was the highest one of the year, at R$ 31.25, while the lowest one, R$ 19.64, was accrued on October 27.

ELET–6: Eletrobrás’ preferred shares ended the 2008 financial year rated at the São Paulo Stock Exchange at R$ 24.18, with an 11.9% variation against the ending of 207, when it presented a restated rating of R$ 21.62. The highest close-off price was of R$ 27.60 on July 16, while the lowest rating was of R$ 18.61 on October 27.

16.3 - Market Price (R$ million)

16.4 – Rating

The risk classification of Eletrobrás’ debt securities is directly related to the risk classification attained by the country, since the Federal Union is its major shareholder. On April 30, 2008, the risk classification agency Standard & Poor’s granted the investment grade to Brazil. The sovereign rating, in the global scale, ended 2008 at level BBB+ for negotiations in national currency and BBB- for foreign currency.

Eletrobrás’ bonus, with maturity date in 2015, ended the year rated BBB- for negotiations in foreign currency, according to the risk classification agency Standard & Poor’s. The highest value recorded, 11.29%, occurred on October 27 and 28, while the lowest value, 6.02%, was verified on the 9th of July.

16.5 - Relationship with Shareholders and Investors

In accordance with its policy of information rendering to the market and to the Level 1 rules of BOVESPA’s Corporate Management, the company holds bi-annual meetings at the country’s regional APIMECs: SP, MG, DF, S, NE and RJ. Indeed, it has receiver attendance certificates in all of the mentioned venues. Furthermore, with the purpose of introducing the company to foreign investors, meeting in Europe and in the United States – Roadshows – are being organized by the Area of Relationship with Investors, yearly.

16.6 - Shareholder’s Remuneration

16.7 - ADR Program - New York Stock Exchange – (NYSE)

CAIFY/CAIGY: Negotiated under ADR ruling, the common shares (CAIFY) and the preferred shares (CAIGY) ended the 208 financial year with ratings of US$ 11.19 and US$ 10.59 respectively. Affected by the depreciation of the Real, these securities represented a loss of 13.6% (CAIFY) and 17.9% (CAIGY) against the 2007 close-off.

The chart below shows the US Dollar and ADR variations during the 2008 financial year:

The Eletrobrás shares were negotiated over-the-counter in the United States until October 30, 2008 by means of ADR Level I programs. After that period, both the common shares (CAIFY) and the preferred shares (CAIGY) started being traded in the NYSE under the acronyms EBR and EBRB, respectively. In 2008, the common shares were depreciated by 13.59% and the preferred shares, by 17.91%, while the Real was depreciated against the US Dollar by 31.94% .

16.8 – Latibex - Madrid Stock Exchange

XELTO/XELTB: At the Madrid Stock Exchange, the common shares (XELTO) and the preferred shares (XELTB), negotiated in the Latibex program, ended the 2008 financial year rated at € 7.99 and € 7.49, respectively. Also, as a function of the depreciation of the Real, a drop of 13.3% was verified for the common shares and one of 17.2% for the preferred shares.

The chart below shows the variations of the Euro and of the shares in the Madrid Stock Exchange during the 2008 financial year:

17 – TECHNOLOGICAL AND INDUSTRIAL DEVELOPMENT PROGRAM – TIDP

17.1 - Research & Development (R&D):

In compliance with Act nº 9.991, of July 24, 2000, as modified by Act nº 10.848/2004, and by Act nº 11465/2007, the power utility companies working on generation and transmission of electric power, in compliance with ANEEL’s standards, invest 0.4% of their Net Operating Income (NOI) IN R&D and also collect 0.4% of the NOI to the Ministry of Science and Technology - MCT as a contribution for the National Fund for Scientific, Technologic and Industrial Development (NFSTID). Another fraction of 0.2% is collected to the Ministry of Mines and Energy - MME as a support to the Brazilian Energetic System expansion and planning, permanently performed by the Empresa de Pesquisa Energética (EPE), which is linked to that Ministry. The Distribution Companies, similarly to those of generation and transmission, shall, in a mandatory way, invest 0.2% of their operating income in R&D. they also collect 0.2% of the NOI to the MCT to be used in the NFSTID and 0.10% to the MME/EPE. The remaining 0.5% are invested in Energetic Efficiency.

In addition to the above-mentioned investments and contributions, the “holding” Eletrobrás allocates annually 0.5% of its capital stock to the Technological Development Fund – TDF, whose most important portion (60% to 70% of the total) is used in benefit of the Centro de Pesquisas Elétricas – CEPEL (Electric Power Research Center). Its subsidiaries also hire before the CEPEL the so-called Institutional Projects, basically directed to R&D.

In 2008, under the oath of this Act, the Eletrobrás System invested R$ 124.7 million via ANEEL’s R&D and R$ 139.6 million in CEPEL Projects, totaling R$ 264.3 million. In addition, R$ 44.9 million were collected to the MCT and R$ 26.6 million to the MME/EPE. Regarding the actions directly carried out by Eletrobrás in 2008, the Department of corporate Projects maintained its portfolio of agreements related to R&D, some of which involving a partnership with FINEP, and the others entirely supported by Eletrobrás’ Technology Officers, as well as the actions meant to motivate the Technological and Industrial Development Program – TIDP.

Among the projects concluded in 2008, we would highlight the “Atlas Eólico do Estado de Alagoas” (State of Alagoas Eolic Atlas) developed by the Institute of Technology for Development (LACTEC) and by the Federal University of Alagoas (UFAL), whose results will serve as a basis for future investments in eolic energy projects of that state.

Let us further highlight that in 2008 the Technology Department was restructured, now including an area of Technologic Management that will plan and prioritize the research, development and innovation actions (RD&I) and the energetic efficiency in the within the sphere of the System’s companies.

17.2 – Procurement Logistics

The key activities in the logistics area in 2008 were the following: maintenance of the Eletrobrás Materials Classification System, a project responsible for the standardization of the material descriptions used in generation, transmission and distribution of electric power; development of a catalogue for two thousand Public Administration materials, equipments and service orders, employed in generation, transmission and distribution of electric power, in the Electric Power Industry Catalogue Center; logistic support to the Eletrobrás Group companies’ purchase planning policies, with the purpose of sectorial programming of the acquisitions of goods and services from suppliers; maintenance of database systems in the fields of market prices, materials exchange and suppliers registration for the Eletrobrás System; development of a procurement logistics policy for the Eletrobrás System, with the purpose of reinforcing the companies’ purchase power, in compliance with the corporate and business management strategies established by the Eletrobrás System Transformation Plan; qualification of the national industry and logistics and procurement policy programs.

17.3 – Standards and Quality

The key activities in the area of Standards and Quality were the following:

• In the NBR 19000 Project, six audits took place to inspect the quality in the scope of the Auditing Program for Switching Substations, and two audits in the scope of the Steel Structure Auditing Program. In addition a lecture was carried out with the purpose of disclosing the NBR 19000 Project to the electro-electronic industry. An “in company” leading quality auditor course was also offered to qualify leading auditors for the Project.

• The Standards and Quality Division coordinates the workgroup that is taking care of the Quality Policy for Suppliers of the Eletrobrás System. This policy is one of the projects in the scope of the emerging Reorganization of the Business Management Model applied to Eletrobrás’ Transformation Plan.

• Regarding the ISO 9001 Certification, Eletrobrás’ Standards and Quality Division withheld the certification for its proceedings after the auditing carried out by BRTÜV.

• Meeting specific demands of the Industry regarding normalization, for example, the development, before the Brazilian Technical Standards Association (Associação Brasileira de Normas Técnicas - ABNT), by a group overseen by Eletrobrás, of Brazilian standards applicable to aerogenerators, based on international standards of the International Electrotechnical Commission (IEC).

• Technical standards for management systems: several activities were developed related to the coordination exerted by Eletrobrás regarding the Sub-committee 1 of the Technical Committee TC 176-Quality, of ISO; coordination of groups at ABNT/CB-25-Quality and CB-38-Environmental

Management, and participation in the Managing Committees of these committees.

18 - SECTORIAL FUNDS MANAGEMENT

18.1 - Global Reversion Reserve – RGR

As a manager of the resources arising from the RGR, in accordance with the legislation in force, Eletrobrás has invested, during the 2008 financial year, the amount of R$ 914 million. The operations related to the income and application of these resources, which occurred during 2008, are detailed in the table below:

Income and applications in 2008:

Operation	R$ Million
Income:	2,816
Share quotas	1,436
Other	1,380
Applications:	1,719
Funding	915
Other	804

Region	Funds Released - R$ Million	%
North	92	10.1
Northeast	212	23.1
Mid-West	119	13.0
South	224	24.5
Southeast	268	29.3
TOTAL	915	100.0

Lines of Credit

Program	Funds Released - R$ Million	%
Light for Everyone	514	56.2
Reluz/Conservation	27	2.9
Generation	91	9.9
Transmission	167	18.3
Distribution	79	8.6
Thermal Plant Reforms	2	0.3
Other	35	3.8
TOTAL	915	100.0

18.2 - Energetic Development Account – EDA

As a trade-off for the electric power distributing utility companies for the losses in revenue pursuant to the assistance to consumers of the Low Income Residential Sub-Class, an economic subsidy was implemented, at first with funds from the Global Reversion Reserves - RGR, and later, as of 2004, from the Energetic Development Account - EDA. In 2008, to provide for this source of funding, R$ 2.866 million were released, being R$ 1.661 million of which for the Low Income Class, assisting several electric power distributing utility companies and R$ 1.206 million for the Light for Everyone Program, in accordance with the following distribution:

Income and Investments in 2008:

Operation	In R$ Million
Income: EDA+UBP+Aneel Fines:	3,532
Share quotas	2,583
Other	949
Investments:	3,546
Light for Everyone Subsidy	1,205
Low Income Class Subsidy	1,661
Other	680

18.3 - Fuel Consumption Account – FCA - Isolated Systems FCA of Isolated Systems

The Fuel Consumption Account of Isolated Systems – FCA-Isol is a Sectorial Fund managed by Eletrobrás whose purpose is to cover part of the expenditures with oil-based fuels purchasing for usage in the generation de electric power in the thermoelectric plants that are not integrated to the National Interlinked System – SIN, located mostly in the North Region of Brazil.

Payment to entrepreneurs who obtained sub-rogation of the FCA-Isol benefits is also part of the Fund’s covering, which, in accordance with a specific rule, covers part of the costs employed in actions whose purpose is to make the mentioned account currently feasible or in the future, as well as replacement of oil by-products by other sources of electric power generation.

In 2008, some measures were implemented by Eletrobrás in order to improve the management of the CCC of the Isolated Systems, among which we enlighten: the improvement of the use of the Follow up of the Fuel Stock – AEC to optimize the controls on the physical moving of the fuel in thermal power plants of the Isolated System; the improvement of elaboration of the Monthly Operation Program - PMO, adding to it a series of controls which contributes to preserve the integrity of the planning and checking process of operation in the Isolated System. In addition, it is important to highlight that the development of an information system has started, with the participation of the Eletrobrás’ area of information technology, aiming at creating the mentioned procedures within an institutional environment in order to increase the procedures reliability and the integration of its routines.

The costs are covered by means of reimbursement of expenses, whereas the revenues that support the mentioned covering comes from the monthly collection made by the electric power transmission and Distribution Companies throughout the country. In 2008, the Annual Fuel Plan forecasted an annual quota of R$ 3.531 billion regarding the costs foreseen with fuel oils, plus R$ 145 million regarding the ICMS tax (VAT); the forecasted costs of enterprises sub-arrogated to the FCA were added to that total, in the amount of R$ 155 million; out of that total, the positive balance in account regarding the previous year, that is, R$ 35 million, were subtracted, totaling an estimate for 2008 of R$ 3.796 billion.

The power to be generated, as indicated by the North region Operational Technical Group – GTON to be met in 2008, is of 9.723.764 MWh, with consumption of 730 thousand tons of fuel oil, 225 thousand tons of PGE oil (power generation diesel), 826 million liters of diesel, and 854 million liters of light PTE oil (light turbine oil).

19 – SECTORIAL GOVERNMENT PROGRAMS

19.1 National Program for Efficient Public Lighting - RELUZ:

The RELUZ Program has assisted 15 municipalities in 2008, making more than 112 thousand points effective, which resulted in saving 20.1 thousand MWh/year of energy, and a decrease in demand of 4.6 thousand kW. In addition, it setup another 218 effective points. Investments totaled R$ 34.4 million in 2008, whereas Eletrobrás funded R$ 25.8 million of that total.

The table below shows the use of funds invested in the RELUZ program, per region, during 2008.

Region	Mid-West	North	Northeast	South	Southeast	TOTAL
Resources/R$ million	10.199	0.527	---	0.393	23.282	34.401

The table below shows the effective results achieved with the RELUZ program, per region, during 2008.

Region	Mid-West	North	Northeast	South	Southeast	TOTAL
*Number of Points	33,087	218	---	479	78,874	112,658

*Number of points regarding the implementation of efficient public lighting expansion project.

Region	Mid-West	North	Northeast	South	Southeast	TOTAL
Decrease/demand Kw	1,047.80	---	---	46.5	3,485.40	4,579.70

19.2 National Program for Electric Power Conservation – PROCEL:

In 2008, with investments of approximately R$ 40 million, including funds from the Global Reversion Reserves (RGR), the PROCEL developed projects that contributed to an estimated economy of energy, preliminarily, of about 4.1 thousand GWh. This result is equivalent to the annual electric power consumption of approximately 2.4 million homes, which represents a postponed investment in the electric power industry of R$ 2.71 billion, resources that are subject to allocation in other projects, such as social or infrastructure projects.

The chart below shows the estimated energy savings in the period between 2001 and 2008.

The purpose of the, the PROCEL Energy Saving Stamp, instituted in 1993, is to highlight annually, to the consumers, the most efficient equipments and household appliances in each category. Granting of the stamp is a result of a joint effort of Eletrobrás/PROCEL with the Brazilian Labeling Program promoted by the Inmetro.

Among the actions developed within the scope of the Procel Stamp in 2008, we would highlight the qualification of 2,402 models of 137 different brands, distributed in 23 categories of equipments and household appliances. 2008 was also the first year of the Procel Stamp to roof-fans and sodium vapor light bulbs.

19.3 – Incentive Program for Alternative Sources of Electric Power – (Programa de Incentivo às Fontes Alternativas de Energia – PROINFA) The key objective of the Proinfa is to increase the market-share of electric power produced by enterprises based on eolic sources, Small Hydroelectric Plants (PCH) and Biomass, within the National Interlinked System (SIN).

The execution of the program contributes to a diversification of the Brazilian energetic matrix by means of exploration of local energy sources, in addition to contributions to the generation of approximately 150,000 direct and indirect jobs throughout the country, leading to thorough industrial demands and internalization of cutting-edge technology.

Upon completion of all these enterprises, the program shall further generate benefits for lower emission of greenhouse-effect gases of around 2.8 million tons of CO2 equivalent/year.

As a trading agent of energy and contract manager of the Proinfa, Eletrobrás outstands for the following activities carried out in 2008: Start-up of commercial operations of 31 enterprises, among which: 5 Eolic plants (90.90 MW), 25 PCH’s (498.60 MW) and 1 Biomass Thermal plant (5.00 MW), adding 594.50 MW of power to the National Electric System.

These new enterprises, in addition to the already operating enterprises, represented, up to December 31, 2008, a total of 69 Plants deployed in the PROINFA’s scope, and added 1,580.68 MW of Installed Capacity to the country.

Sources	Enterprises that began operations in 2008	Operational Rating (MW)
PCH	25	498.60
Eolic	5	90.90
Biomass	1	5.00
TOTAL	31	594.50

Sources	Total enterprises in operation until December 31, 2008	Operational Rating (MW)
PCH	39	766.94
Eolic	11	309.40
Biomass	19	504.34
TOTAL	69	1,580.68

19.4 – National Program of Universalization of the Access and Use of Electric Energy - Light for Everyone

In 2008, 441,427 new connections were executed within the Program’s scope, adding up to t total 1,877,362 connections made, which corresponds to a total of over 9.3 million people assisted in the Brazilian rural areas. A total of R$ 1.71 billion was released, out of which, R$ 1.20 billion originated from the Energetic Development Account (EDA) resources, and R$ 0.51 billion from the Global Reversion Reserve (RGR).

A total of 55,987 projects was registered into the Project Management System of the Light for Everyone Program, totaling since 2004 248,808 registered projects, encompassing: (I) execution of residential connections in the rural zones of 5,174 Brazilian municipalities; (II) erection of 330,779 km of high and low voltage electric network lines; (III) the implementation of 3.4 million of lamppost; (IV) the installation of 509,503 transformers; and (V) the Implementation of 2,046 photovoltaic systems.

Regarding the goals undertaken for 2008, 78.3% of the overall goal of 564,065 connections were achieved, considering the commitments between executors and both Eletrobrás and State Governments. Until the end of the year, 1,351,401 connections were made, which corresponds to 67.7% of the total connections agreed between the Executing Agents and Eletrobrás. In that same period, an amount of R$ 6.52 billion was released to these agents (EDA and RGR funds), out of a total agreed of R$ 9.72 billion, that is, 67.1% of the total resources agreed.

The table below shows the amounts of resources agreed and released until December 31, 2008, distributed per region.

Region	Resources Accumulated until December 31, 2008 (R$ Million)
	Agreed Funds			Released Funds
	EDA	RGR	EDA+RGR	EDA	RGR	EDA+RGR
North	1,812	207	2,019	1,178	147	1,325
Northeast	3,810	681	4,491	2,569	485	3,054
Mid-West	498	414	912	355	301	656
Southeast	671	916	1,587	468	610	1,078
Sul	315	391	706	200	203	403
Brazil	7,106	2,609	9,715	4,770	1,746	6,516

Region	Connections Agreed until December 31, 2008 Between Executing Agents and Eletrobrás
North	338,691
Northeast	1,017,438
Mid-West	140,538
Southeast	348,458
South	151,836
Total	1,996,961

In 2008, within the scope of the Program, Project were developed with more vigor and deployed in a sustainable manner for rural electrification, with the purpose of assisting locations distant from the existing distribution networks, prioritizing the use of renewable sources of energy, and mitigating the environmental impact. With that focus, the Pilot Project deployed by Eletroacre outstands with Eletrobrás’s participation, involving the setup of 103 individual photovoltaic systems in the Iracema, Dois Irmãos and Albrácea rubber plantations, which belong to the municipality of Xapuri-AC. This project’s differential for effectiveness surveys is the service in direct current to 37 residences in the Albrácea rubber plantation.

20 - SOCIAL INFLUENCE 20.1 - Human Resources Política de Gestão de Pessoas:

Policy of Management of People:

Um novo modelo de Gestão de Pessoas está sendo estruturado pela Eletrobrás e reflete o conjunto de diretrizes emanadas do Ministério de Minas e Energia (MME), associadas à necessidade de um posicionamento moderno, competitivo e rentável da “holding” e de suas subsidiárias no setor elétrico brasileiro. Neste sentido, a Gestão de Pessoas é uma das ferramentas fundamentais do Plano de Transformação da Eletrobrás.

A new model of Management of People is being structured by Eletrobrás and reflects a set of guidelines from the Ministry of Mines and Energy (MME), linked to the necessity of a modern, competitive and rentable status of the holding and its subsidiaries in the Brazilian Electric Sector. Therefore, Management of People is one of the fundamental tools of the Plan of Transformation of the Eletrobrás System.

Em 2008, para atender às demandas existentes, o Departamento de Gestão de Pessoas passou por uma reorganização estrutural, sendo a Divisão de Treinamento e Desenvolvimento incorporada pelo Departamento de Desenvolvimento de Pessoas. Foram reformuladas suas atribuições, bem como criada a Divisão de Planejamento e Acompanhamento da Gestão de Pessoas do Sistema Eletrobrás. Além disso, Grupos de Trabalho foram constituídos para a discussão, unificação e implantação das melhores práticas e políticas, no que tange à Gestão de Pessoas.

In 2008, to fulfill the existing demands, the Department of Management of People underwent a structural reorganization. The Division of Training and Development was melted into the Department of Development of People. Its attributions were reorganized and the Division of Planning and Attendance to the Management of People from the Eletrobrás System was created. Besides, Workgroups were constituted for discussion, unification and implementation of the best practices and policies related to Management of People.

Public Contest:

In 2008, 160 vacancies were fulfilled through public contest. The admissions referred to the selecting process occurred in 2005 and 2007.

Program Young Apprentice: Program addressed to a better technical-professional qualification of young students. All companies of the System are involved in the program though a sole Agreement of Technical Cooperation, with the approval of the Ministry of Mines and Energy and Ministry of Labor and Employment by means a technical partnership with SENAI.

In March, 2008, 36 youths who were approved in the selection, signed a 12 months Contract of Apprenticeship and started professionalizing courses in SENAI fulfilling vacancies addressed to Eletrobrás, Eletronuclear and Furnas, in the municipal district of Rio de Janeiro.

Number of Collaborators

20.2 - Occupational Health, Welfare and Safety

Eletrobrás, willing to constantly enhance protective efforts to its professionals, maintains an Ergonomics Committee, created in 2007. In addition, it also comprises an Emergency Plan for Eletrobrás’ facilities, for better assistance in cases of risks.

With the purpose of ensuring opportunities for its professionals to include healthy habits into their daily lives, promoting their physical and mental health, Eletrobrás implemented in its facilities services of Occupational Gymnastics, in addition to the already existing agreements with gymnasia. In 2008, other actions were also carried through, as follows: purchase and distribution of 150 Personal Protection Equipment Kits (PPE) to all employees of the Company; inclusion of 145 professional categories of electric risks/hazardous activities technical reports, to qualify 100 professionals in risk activities; and development of protection reports against fire in the electric setup conformity reports for all of Eletrobrás’s facilities; 1,389 occupational medical exams were realized; 3,539 social rendering; 5,419 medicine and occupational nurse attending; Vaccination Campaign against Cold, with 828 doses applied; other 331 applications of vaccines; Program Healthy Eletrobrás, with actions related to promoting health and prevention of diseases by means of Heart Programs, Alimentary Reeducation,, Smoking Prevention; Energy and Movement , Travel Medicine and Woman’s Health; events as, for example, Worldwide Day of Health, Blood Donation in Hemorio; running and walking against Breast Cancer; participation in SIPAT and running “Corporate Running Rio”; and celebrating dates related to health – “Attention to Health”, with health hints and care for a healthy carnival, Combat against Dengue Fever, Health and Nutrition Day, Worldwide Day without Tobacco, Eye Health Day, Day of Combat Against Cholesterol, Worldwide Day of Alzheimer, Worldwide Day of Heart, Oral Health Day, Worldwide Day of Diabetes and Worldwide Day against Aids.

20.3 - Training and Development

Eletrobrás, year after year, is developing and expanding mechanisms and resources to assure continuous improvement of its employees’ skills. More than complying with the effective requirements and standards, the company constantly mobilizes efforts to invest in individual and collective growth of its labor force.

In 2008, the amount invested in training and development totaled R$ 2,928,478.63, generating opportunities to 2,968 professionals, which resulted in 39,721 M/h, as follows:

Training and Development – 2008
	Nº of Courses	Professionals	m/h	Cost Involved R$ Thousand
Long Term	31	82	10,060	332
Short Term	313	2,461	8,139	1,070
Corporate TV	4,600	1,000	n/a	480
Languages	204	204	19,584	656
Seminars and Congresses	84	221	1,938	390
Total	5,232	3,968	39,721	2,928

The Company also has the Eletrobrás System Corporate University (Universidade Corporativa do Sistema Eletrobrás - Unise), whose purpose is to maintain its personnel updated and aligned with the pursuit of excellence.

Unise is part of a corporate education project whose purpose is to transform the employees’ professional growth into competitive advantages to the industry.

Unise’s courses are offered to all employees of the Group’s companies, based on remote learning educational techniques – such as videoconferencing and online features – and courses in locus.

During 2008, Unise trained a total of 599 professionals, comprising: three groups of new employees for introductory training, with 359 professionals attending; one short-term remote course for five professionals; and trainings in locus, with topics on “Contract Management”, “Solidary Selective Collection”, “Relationship with the Press” and “disciplinary Administrative Process”, for 235 professionals, in addition to the introduction of the Remote Training System (RTS) and the Basic course of Energetic Efficiency to PROCEL.

Within the Plan of Transformation of the Eletrobrás System, it was started a project together with all the companies of the System in order to elaborate an Integrated Plan of Qualification of People which allows the companies to dispose of adequate qualifications to new strategic leadings deriving from the strengthening of Eletrobrás. Therefore, the UNISE is being remodeled in order to be the principal tool to make the mentioned plan possible.

20.4 - Labor and Union Relations

As provided by the 2008/2009 Collective Bargaining Agreement, which shall be effective for one year, a restatement of salaries of 6.61% was convened for the Subsidiaries. In addition to this readjustment, a non-incorporated bonus was granted in the proportion of 7.5% of one monthly remuneration, plus one fixed installment of R$ 2,000.00. As to the Distributing Companies, the salary restatement was set at 5.04%, in addition to a non-incorporated bonus in the proportion of 7.5% of a monthly remuneration, plus a fixed installment of R$ 1,000.00.

Within the Eletrobrás System Human Resources Management Policy, in elaboration within the Plan of Transformation for the System, an agreement was made to commence to process of unification of benefits and advantages of the following items: Meal Vouchers, Educational Aid, Vacation Bonus, Risk Premium (regular and rotating shifts), and Overtime.

20.5 - Managerial Actions

Within the scope of the of the Information Technology Department (ITD), the key Managerial Actions carried out in 2008 were as follows: completion of the technical documentation for the public notice of the bidding for “Storage Consolidation" and “Servers Consolidation”; completion of the start-up phase of the contingency data-center setup, which will allow for continuity of IT features operation in case of incidents; assessment of products to develop the bidding process for the purchase of a tax/fiscal management system; several parameter definitions in SAP-R/3; computerized registries for materials and services fiscal invoices (notas fiscais), and issuance of the tax registries (accessory obligations) – phase two; and completion of the development and validation of the whole technical documentation for the Documentation Management computer system bidding (GED/Workflow), in a joint effort with the document management area of the company.

20.6 Social Responsibility

Eletrobrás’s Social Responsibility is considered strategic for the company’s business, that is, to provide energy and sustainable development to the country. Such commitment is present in its mandate, in its insight, in the set of organizational values and in the transversality of its electric power programs.

Business Citizenship: the practice of business citizenship occurs by means of its social and environmental energy-related projects and programs. Hence, the commitment is transformed into effective action.

The performance of the Eletrobrás System Sustainability Committee, with workgroups focused in three dimensions (triple bottom line) of sustainability – economic-financial, social and environmental – contributed strongly for the inclusion of Eletrobrás in the portfolio ISE Bovespa 2008, whose evaluation criteria includes the dimension of corporate governance.

Diversity: the pursuit for equal opportunities to everyone, notwithstanding gender, color, ethnic group, age, sexual orientation, social origin, physical or mental capacity, is a commitment undertaken by Eletrobrás, with the purpose of mitigating any kind of prejudice.

The Company’s performance in promoting diversity and protection of human rights is present in its Social Responsibility actions, highlighting its inclusion in the Pro-Equity Stamp 2007, awarded by the Special Bureau of Policies for Women, acknowledging the Company’s commitment and actions to promote equity among men and women in the work environment. Within the Eletrobrás System, Cepel, Ceal, CGTEE, Eletronorte, Electronuclear, Eletrosul, Furnas and Itaipu Binacional were also awarded the stamp.

Sympathetic Selective Collection: Sympathetic Selective Collection Program consists of the donation of recyclable residue generated by agencies and entities of the direct and indirect federal public administration to the recyclable materials collectors association and cooperatives, as provided by the Federal Decree n° 5.940/2006. This program’s purpose is to generate income and social inclusion of the recyclable materials collectors, in addition to reinforcement of the global debate on sustainable development, reducing the discharge of residue onto the landfills and garbage dumps and minimizing the environmental impacts thereof.

Social Projects: Eletrobrás maintain permanent communication channels, dialogue and negotiations with the society and with the communities where it is active, with the purpose of contributing with solutions to the social issues that affect the population segments under social risk. In that sense, Eletrobrás allocates funds to support and develop social projects, required by society.

Communitarian Production Centers (CPC’s): the deployment of Communitarian Production Centers is an initiative that promotes the Brazilian progress by means of a Social Responsibility action, resulting in a more efficient use of electric power, in addition to cooperating with the feasibility of the distribution market in the rural areas.

With the purpose of promoting the integrated and sustainable development of rural communities beneficiary of the Program Light for Everyone, creation of the CPC’s was also stimulated, facilitating production, upgrading and trading of local products. During 2008, two more centers like these were deployed: the CPC Santana do Taquaral (manioque flour manufacturing), located in the municipality of Santo Antônio do Leverger-MT; and the CPC Rio Bonito (cow milk cooling and refinery), located in the municipality of Nova Ubiratã-MT. These centers had their first analysis on technical and financial feasibility done by the professionals of the Engineering Board.

EXTERNAL SOCIAL INDICATORS 2008 – R$ Thousand
Education	1,584
Health and Infrastructure	3,299
Generation of Income and Jobs	566
Investments in Environmental Education for the Community	200
TOTAL INVESTMENTS IN THE 2008 FINANCIAL YEAR	5,649

20.7 – Culture and Society

In 2008, Eletrobrás’ Communications entered a period of many challenges, with the system transformation. Five introductory events of the Transformation Plan were carried out to 20 thousand employees. Follow-up of internal events and projects, actions and communication planning meetings are among the regular activities developed by the internal communications area. Regarding the informative media, 13 issues of the monthly “Jornal da Eletrobrás” (Eletrobrás Newspaper) were published, becoming more sustainable by being printed in recyclable paper. The personnel received, by email, 243 issues of the “Notícias Eletrobrás” (Eletrobrás News), the Company’s daily newsletter. In the Eletrobrás Radio Station, the three weekly programs were kept on schedule, including live raffling of prizes sponsored by the company, and the live interviews with the chairman were included in the menu of attractions. Fourteen of these interviews occurred in 2008.

Regarding the sponsorship, R$ 26.5 million were invested in 86 projects. According to the tradition, the focus was on drama, but other types of scenic arts, integrated arts, preservation of the Cultural Heritage and of the regional folklore were also supported, in addition to reunions and music festivals, art expositions, books and CD’s. In 2008, Eletrobrás has furthermore signed an agreement to revitalize the Rio de Janeiro Municipal Theater, which commemorates 100 years in 2009. Eletrobrás has also supported the production of documentaries and movies, such as “Capitães de Areia”.

The Brazilian basketball team, in all of its modalities and age brackets, maintained Eletrobrás’ official sponsorship in 2008. the company invested R$ 12.8 million in sports projects and events, last year.

Eletrobrás also sponsored the Brazilian Association of Wheelchair Basketball, which allowed the players and coaches of both the men’s and women’s teams to participate in the Beijing Paralympics Games. The company also recovered its efforts to enhance its institutional image, by promoting three large publicity campaigns – Institutional, PAC, and Anniversary – with a total investment of R$ 18.2 million, in addition to spot campaigns carried out to profit from opportunities in strategic media, where the company invested R$ 5.2 million.

20.8 – Ombudsman Service

Eletrobrás’ General-Ombudsman Service was structured in 2005 with the purpose of establishing a permanent and effective communication channel between the Company’s Top Management, the personnel and the society in general, to receive and process claims, complaints, denunciations, information requests, among others. These demands, upon assessment, are submitted to the accountable areas of the company, to seek for timely and adequate solutions.

Forwarding messages to the Ombudsmen may be done by means of the e-mail address through the link provided in Eletrobrás’ home page, by fax, letters, telephone or personally. In any of these cases, the applicant, either internal or external, is assured non-disclosure of the information, and there is no need for identification. In addition to the Ombudsman Service, complaints are also received by means of the “Gender Channel”, whose purpose is to receive complaints linked to any kind of prejudice, or by means of the “Denunciation Channel”, whose purpose is to receive denunciations that may interfere in the company’s accounting results.

In 2008, the results achieved were substantial, both in quantitative and in qualitative terms. Internally, the assistance process provided by the Ombudsman Service was entirely computerized by deployment of the Ombudsman Service Management System (Sistema de Gestão da Ouvidoria – SOU). This system started filing the claims received, allowing a follow-up of the internal proceedings related to the claims, which reduced the time necessary to meet the demands. Another feature enhanced by the SOU was the improvement in the transit of information between the parties.

In the other hand, in a complementary manner, aiming at the definitive consolidation of this topic between the Eletrobrás System Companies, the 2nd Ombudsmen Meeting was carried out, and its main goal was to reinforce the conceptual and operational alignment of the Eletrobrás System Ombudsman Services, as well as planning joint actions of these companies with the holding’s Ombudsman Service.

In this line of integrated performance of the Eletrobrás System, in the pursuit of a uniform base of assistance, Eletrobrás’s Ombudsman Service promoted the setup of a software for management of the Ombudsman Services – SOU, in twelve companies of the System. This task also involved a one-week training of the Ombudsman Service teams, to handle the received claims.

In 2008, as a result of a positive strategy for the setup of Ombudsman Services in all companies of the Eletrobrás System, the companies Furnas, Electronuclear and CHESF structured themselves and received the SOU System, as well as qualification of their teams with the aid of Eletrobrás’s Ombudsman Service. This breakdown is part of a ser of actions whose purpose is to improve transparency in the companies’ management, and in compliance with the sustainability criteria determined by the ISE Bovespa and by the New York Stock Exchange – NYSE and SOX.

In quantitative terms, in 2008 the following amounts of claims were received:

20.9 - Awards and Acknowledgement

From social project to transparency in business, the Eletrobrás System Companies were acknowledged in 2008 for their efforts in the Brazilian electric power market.

The holding was awarded, in that period, another Attendance Stamp granted by Apimec São Paulo, and its stand in the II Mostra Fiesp de Responsabilidade Socioambiental (II Fiesp Exposition of Social-environmental Responsibility) it was certified with the SustentaX Stamp. In the area of institutional image, the company was the gold winner of the “12th O Globo Advertising Award”, in the online media category, and silver in the 16th International Publicity Festival of Gramado.

Also awarded for the disclosure of information about its business, Eletronorte won, for the second time in a row, the Transparency Trophy. Eletrosul was elected, for the fourth year in a row, by the Magazine “IstoÉ Dinheiro”, the best Brazilian electric power company. The quality of its costumer services was highlighted by Boa Vista Energia – the company was awarded the Aneel Consumer Satisfaction Index. Tourism in Itaipu had a special year in 2008: The tourism complex was elected the “National Tourist Attraction of 2007” by the magazine Brazil Travel News, and was awarded the Abav-Paraná Prize, for development of tourist attractions with Social Responsibility. The company was also one of the hits in the Tourism Social Responsibility Awards, sponsored by the Ministry of Tourism.

In the area of Social Responsibility, Electronuclear was awarded the Crea-RJ Stamp of Social Responsibility 2007, acknowledging the Pomar Project - Repovoamento Marinho da Baía da Ilha Grande-RJ (Ilha Grande Bay Marine Repopulation Project); Furnas won, for the fourth year in a row, the Award Mogi News - Chevrolet of Business Social Responsibility of the Tietê River Shore, with the social project “Qualificar com Energia” (Qualifying with Energy). CGTEE won the 16th Award Expression of Ecology in the category Social-Environmental Technologies, for its project “Quintais Orgânicos de Frutas: Contribuição para a Segurança Alimentar em Áreas Rurais, Indígenas and Urbanas” (Organic Fruit Orchards: Contribution for Feeding Safety in Rural, Indian and Urban Areas).

The campaign was included in the Pro-Equity Stamp conceded by Special Secretary of Policies for Women (SPM), as recognition to the commitment to the actions addressed to the equality between men and women in work environment. Within Eletrobrás System, the companies Cepel, Ceal, CGTEE, Eletronorte, Eletrosul, Furnas and Itaipu Binacional were also recognized.

ISE Bovespa 2008, acknowledged Eletrobrás’s and Eletrobrás System’s commitment with the three dimensions (the triple bottom line) of sustainability: economic-financial, social and environmental.

21 – ENVIRONMENT

Eletrobrás develops, jointly with the System’s companies, activities in the environmental area that make it possible to promote consistent, continuously improving actions adjusted to the effective standards and to the guidelines established in mutual agreement. Such actions seek to assure compliance with the principles of the Eletrobrás System Environmental Policy, and to implement a schedule of work involving common interest issues.

The environmental dimension is inserted into the activities performed by the Company as a subsidy to decision-making processes. Thus, Eletrobrás seeks for the continued internalization of the environmental dimension and improvement thereof, both in the execution of its own projects and in the partnerships. In 2008, the following projects and respective activities were highlighted:

AHE Belo Monte: revision and complementation of the Environmental Impacts Survey; inspection in locus; presentation of the project in local and regional fora; interaction with the populations affected to perceive their needs; submission of partial results to IBAMA; development of anthropological Surveys; meetings with FUNAI; and complementation of the Xingu River Basin Integrated Environmental Assessment.

AHE Garabi (Brazil/Argentina): development, jointly with EBISA - Emprendimientos Energéticos Binacionales Sociedad Anónima, from Argentina, of the Reference Terms and of the public notice to hire the Uruguay River Basin Hydroelectrical Inventory Surveys, in the stretch along the Brazil-Argentina border; execution of the bidding process.

AHE’s Sumabeni, Urubamba, Cuquipampa and Vizcatan (Peru): development of the Reference Terms for pre-feasibility studies for Hydroelectrical Exploration at Paquitzapango, Sumabeni, Urubamba, Cuquipampa and Vizcatan in Peru.

AHE Baynes (Angola/Namibia): monitoring of the development of the Reference Terms for the pre-feasibility studies for Hydroelectrical Exploration at Baynes, on the frontier between Angola and Namibia, under responsibility of Furnas.

Eletrobrás, as manager of energy purchase and sale agreements executed within the scope of PROINFA also carries out, permanently, the activities of environmental monitoring of the dos 144 enterprises that integrate the Program, comprising the accrual of compliance of the permit proceedings. In 2008, 82 conformity technical reports were issued. In the scope of management of the Isolated systems Operation Program, the Company carries out identification and assessment activities of the key environmental issues related to the thermal plants and their surroundings.

As to the granting of funding, the environmental dimension is also inserted with prior environmental assessments of the projects and follow-up of their execution. The environmental themes are also inserted into the projects of Research & Development (R&D), in partnership with the universities and research centers.

Eletrobrás furthermore coordinates a specific forum in the environmental areas of the System’s companies – the Sub-Committee for Environment (SCA), which works as a technical and institutional space that allows more interaction between the companies, and also makes the definition of common guidelines possible to handle social-environmental issues and to execute articulate procedures within the necessary inter-institutional relationships.

In 2008, this forum and its nine workgroups carry out 29 meeting, approaching topics such as: the use of hydroelectric plants’ reservoirs shores, environmental legislation and costs, environmental management and communications, emission of greenhouse-effect gases and hydric resources. All such activities, performed as a routine, shall be continuous in the upcoming years. In addition, several actions are foreseen, such as: development and issuance of an inventory of greenhouse-effect gases from the Eletrobrás System’s Thermoelectrical Plants, regarding the period between 2006 and 2008; structuring of a virtual library with technical-scientific production from the System’s companies in the environmental area; establishment of a ser of social-environmental performance indicators, and implementation of a databank to store information related to these indicators, as a subsidy to the assessment and communication of social-environmental performance improvements of the System’s companies.

In addition, Eletrobrás is coordinating integrated ad systematic actions with the purpose of implementing good practices of Corporate Management, Environment and Social Responsibility. In 2008, a methodology was developed to assess corporate risks at sectorial enterprises, including an environmental module, as a subsidy to decision making for future investments. Furthermore, Eletrobrás’s Sustainability Committee was re-structured with the introduction of a Stirring Committee composed of the company’s Chairman and the General-Coordinator of the President’s Office. The environmental dimension is included in the strategic work schedule of the Committee.

22 - ELECTRIC POWER DISTRIBUTION COMPANIES (EPDC)

22.1 - Restatement of fees

The concession agreement of the Distribution Companies foresees an annual restatement of fees on the date of the agreement’s anniversary to ensure to the power utility company that, during the period between restatements of fees, the economic-financial balance of its concession shall not undergo a corrosion caused by inflation, whereas the companies are allowed to use part of the economic efficiency gains it happens to accrue in that period.

This agreement also foresees a periodical revision of fees, which occurs every four years, in the case of the EPDC, and whose purpose is to reestablish the concession’s economical-financial balance.

In 2009, the EPDC’s shall undergo a process of revision of fees, and Eletrobrás has implemented the EPDC Fees Revision Project (EPDC-FRP) to carry out this process in a coordinated and effective manner, in an attempt to obtain the best possible outcome. The restatement of EPDC fees in 2008 is summarized in the table below:

	EPDC	Readjustment Rate (%)	Effectiveness
	CEAL	15.05	Aug 28, 2008
	CEPISA	10.39	Aug 28, 2008
Manaus Energia	Capital City	12.66	Nov 01, 2008
	Countryside	12.19	Nov 01, 2008
	Boa Vista Energia	13.76	Nov 01, 2008
	CERON	12.73	Nov 30, 2008
	Eletroacre	11.19	Nov 30, 2008

22.2 - Electric Power Trading

In general terms, the volume of electric power supplied increased by 15.7% in 2008, as compared to 2007, whereas the largest increase occurred in the rural class (93.5%) . However, this class has a small participation in the total commercialized by the EPDC (6.8%) . The main classes to which the electric power is meant are, respectively, residential, industrial, and commercial, jointly representing 76% of the total electric power distributed in 2008.

Among the companies with the largest shares in the Electric Power Market are Manaus Energia (37.6%) and CEAL (19.8%) . The first one, as opposed to the other ones, distributes energy above all to the industrial class, which represents 38.8% of the total traded by this distributor in 2008. In CEAL, in the other hand, the residential class represents 36% of the distributor’s total supply.

The great increase in the volume of electric power supplied in 2008 is manly a result of the increase in personal income, the enhancement of the distribution network expansion programs, such as the “Light for Everyone”, and the reduced losses.

Electric Power Consolidated Supply - (GWh)
Class	2004	2005	2006	2007	2008
Residential	2,931	3,069	3,146	3,331	3,760
Commercial	1,676	1,847	1,895	2,009	2,218
Industrial	2,214	2,358	2,384	2,465	2,612
Rural	330	380	414	400	774
Other Classes	1,405	1,561	1,718	1,561	1,938
Total	8,556	9,215	9,557	9,766	11,302

22.3 - Supply per Consumer Class

22.4 - Commercial losses control

	Technical Losses (%)		Commercial Losses (%)		Total Losses (%)
	2007	2008	2007	2008	2007	2008
Boa Vista	8.97	8.51	9.31	8.08	18.28	16.59
CEAL	12.00	12.75	18.76	17.25	30.76	30.00
CEPISA	14.06	14.18	24.4	21.97	38.76	36.15
CERON	10.00	10.00	24.68	23.54	34.68	33.54
Eletroacre	8.80	8.80	17.62	17.38	26.42	26.18
Manaus Energia	8.04	8.50	30.19	29.67	38.23	38.17

Generally, the losses indexes show a decrease in 2008 when compared to the previous year, as a result of the efforts that have been developed. Manaus Energia, which market and losses index are the greatest among the EDEs (electric power distribution companies), was responsible for 45% of the losses occurred in 2008.

CEPISA stands out among the companies with the greatest reduction of losses, whose decrease in the index was the result of the regularization of the units with consumer without meters (92 thousand CUs in the period 2007-2008) and Boa Vista Energia, whose selection process of consumer units (CUs) for inspection occurs through the level-headed analysis of statistical studies on the segmentation of losses.

Although the indexes have been declining, the losses reductions are still shy when compared to their high baselines. Among the restraining factors for the achievement of more expressive results, there is the precarious knowledge of losses on a segmented and systematic way, in order to better orient actions and optimize the results, in addition to the poor structure of the areas for fighting the concessionaires’ losses, with a reduced staff, low integration with the other areas involved and with an insufficient support.

The complex budgetary and economic and financial matter of the EDEs also stands out as a restraining factor. Significant reductions in the losses of power demand great investments. The reduced historical investment in technology remarkable hinders a more intelligent, focused and continuous performance in fighting losses.

In general terms, the loss rates dropped in 2008, as compared to the previous year, a result of the efforts that are under development. We would highlight that Manaus Energia, whose market and loss rate are the largest ones among the EDC’s, was accountable for 45% of the losses that occurred in 2008.

Among the companies with the most substantial reduction in the losses, the CEPISA outstands with a rate dropping and reflecting in the regularization of the consumer units without measurement (92 thousand CU’s in the 2007-2008 period), as well as Boa Vista Energia, whose selection process of consumer units (CU’s) for inspection is carried out by means of a thorough analysis of statistical surveys of loss segmentation.

Although the paths followed by the mentioned rates are descending, the reduction of losses is still minimal before the high thresholds where they stand. Among the limiting factors to achieve more significant results, we may mention the precarious awareness of the losses in a systematic and segmented way, so as to better guide the actions and optimize the results, in addition to the poor structure in the areas where we are struggling against the losses of the power utility companies, with shortage of personnel, low integration with the other areas involved, and insufficient supporting structure.

The complex budget and economic-financial issues of the EDC’s also deserve emphasis as limiting factors. Significant reductions of energy losses require large-scale investments. The low historical investments in technology make it quite difficult to act in a more expediting manner, continuous and focused in the struggle against the losses.

22.5 - DEC/FEC

From a global point of view, in 2008 the DEC and FEC rates accrued by the EPDC’s showed improvement as compared to the results attained in the previous year, reducing in up to 100% the DEC rate (Eletroacre) and up to 16% the FEC rate (Manaus countryside).

Nevertheless, only Boa Vista Energia has not presented breaches of the DEC goals defined by ANEEL per set of consumers. As to the FEC, all the companies presented breaches, either in the monthly, quarterly or yearly goals.

Only CEPISA and Manaus Capital exceeded the DEC global goals, and three companies presented values above the goals regarding the FEC, whereas only CEPISA presented results too far from those established by the regulating agency.

A few actions were adopted in order to reduce these rates, among which the following outstand:

- Maintenance of the distribution networks with the activities of branch chopping, managing activities for the network, and system recovery interventions.

- Expansion of the operations and maintenance teams;

- Preventive maintenance scheduling, with the purpose of minimizing defects in the distribution lines, directed to the areas where the continuity indicators are critical;

- Reconduction of circuits;

- Construction of new feeders.

It is important to highlight that significant reductions of these rates require large investments, such as constant improvement of the preventive maintenance process, expansion of the current systems and purchasing of network management systems.

Supply Interruptions per Consumer (DEC) – Hours/Year
	BOA VISTA ENERGIA	CEAL	CEPISA	CERON	ELETROACRE	MANAUS CAPITAL	MANAUS COUNTRYSIDE
2007	14	21	45	38	17	54	94
2008	15	20	52	37	15	54	87

Frequency of Interruptions per Consumer (FEC) – Amt. Interruptions/Year
	BOA VISTA ENERGIA	CEAL	CEPISA	CERON	ELETROACRE	MANAUS CAPITAL	MANAUS COUNTRYSIDE
2007	39	17	37	52	22	32	110
2008	39	15	36	46	20	29	93

22.6 – Payments in default

The payments in default of the Distributing Companies imply sever problems for certain specific consumer classes. It is observed that there is a concentration of customers in default in the Public Power, Public Services, Industrial and Residential classes.

In 2008, there has been a drop of 6.7% in the rated inventory of debts in default, that is (R$ 1.115 billion) in 2007 against (R$ 1.040 billion) in 2008.

The companies that most contributed for this reduction were CEPISA and Manaus Energia which, individually, represented a drop of 13.2% of the debts in default. The first company had a reduction of the inventory in arrears by means of accounting write off (Bad Debts Provision) in the amount of R$ 154.198 million, which represents a reduction of 20.8% in the total invoices in arrears, whereas Manaus had a 2.9% reduction in the total payments in default, above all due to a 65.9% reduction of the debts in arrears of the Public Services class. CEAL had a reduction of 10.1% of the debts in default due to a negotiation with CASAL in the amount of R$ 66.7 million.

In 2008, Eletrobrás has employed and still employs thorough efforts to achieve balance of the key structural problems of the power utility distribution companies. In that context, a series of corrective actions was adopted and were under implementation to recover the debts in arrears. Such actions are concentrated, above all, in the effectiveness of energy cuts, in administrative billing and in judicial billing.

Distributors’ Consolidated Payments in Default – R$ Thousand
Class	2004	2005	2006	2007	2008
Residential	191,550	196,969	213,461	264,616	246,039
Commercial	82,783	100,064	101,092	117,130	125,486
Industrial	82,247	93,100	112,288	150,014	173,208
Rural	31,571	33,757	34,107	40,824	46,466
Public Power	119,590	112,707	123,822	135,479	143,751
Public Services	157,679	215,355	291,974	372,062	321,037
Public Lighting	22,586	28,682	30,074	35,269	51,312
Total	688,006	780,634	906,818	1,115,394	1,107,299

Per Distribution Company:

22.7 – Customers Service

The six electric power distribution companies in the North and Northeast – Cepisa, Ceal, Manaus Energia, Boa Vista Energia, Eletroacre and Ceron-, with the objective of offering a better service, have adopted some measures to facilitate the contacts by the customers with the company.

Based on the new rules of the call centers throughout Brazil, several technical and operational improvements were implemented during 2008. Some of them are still in progress, always based on the idea that the communication with the consumers should be fast and efficient.

It was included among the measures taken the increase in the number of operators at all call centers of such companies. This means reducing the waiting time by the consumer. There is new equipment in operation and new ways of dealing with the consumer, all in compliance with the new rules from Anatel. The handling of calls from customers with hearing and speaking problems. is also in the stage of implantation.

It is also in operation a new system for the issuance of bills, with the use of portable equipment which allows the printing of the bill at the time the consumption reading is made from the meters and delivered them directly to the consumers. One of the main advantages of this new methodology is to allow the consumer’s presence during the billing operation.

The employees of the distribution companies are making regular and periodical inspections in the areas with default consumers. This makes easier for the companies to know the reality of such clients, thus allowing the offer of alternatives for the regularization. Concurrently to these visits, cadastres are being made of the consumer units for the regularization of the power deviation situation, with the distribution of leaflets on electric power saving. Such cadastre, among other advantages, enables the evaluation of the customers who may obtain a tariff discount on the low income home subclass.

Consumers accessing the companies sites can find a virtual leaflet that facilitates research and consultation, without the need of calling the help service, in most cases.

For the consumer of medium and high tension energy, we open an exclusive communication channel, through a free of charge telephone which supplies information with more agility about supply interruption, scheduled or emergence interruption, among others.

All this was done to confirm the commitment by the power distribution companies in assuring a good service to the more than 3 million customers in the North and Northeast regions of Brazil.

22.8 - Ebitda

R$ - mil
	Boa Vista Energia	Ceal	Cepisa	Ceron	Eletroacre	Manaus Energia
2008	-38,160	133,369	67,114	27,774	22.911	505,909

22.9 – Net Operating Income

R$ - thousand
	Boa Vista Energia	Ceal	Cepisa	Ceron	Eletroacre	Manaus Energia
2007	108,652	536,704	472,245	444,388	152,546	810,290
2008	113,244	637,315	548,813	494,802	154,402	991,488

22.10 - Evolution of Net Profit/Loss

R$ - thousand
	Boa Vista Energia	Ceal	Cepisa	Ceron	Eletroacre	Manaus Energia
2007	-8,892	-22,704	-81,197	-54,362	4,093	-601,706
2008	-36,637	39,487	-98,736	-50,158	152	198,845

23 –SOCIAL BALANCE

	Parent Company		CONSOLIDATED

	2008	2007	2008	2007

I – HUMAN RESOURCES
1.1 - Remuneration
Gross Payroll (FPB)	99,847	86,869	2,595,965	2.273.716
- Employees	97,486	85,232	2,306,369	2.066.241
- Managers	2,361	1,637	15,570	14.893
Proportion between the biggest and smallest remuneration:
- Employees	14,03	16,05
- Managers	1,00	1,00
1.2 – Granted Benefits
Social Charges	32,073	27,663	669,752	583,075
Nourishment	8,124	7,850	160,158	141,109
Transportation	498	525	10,105	11,061

Private Welfare	17,540	10,331	229,831	179,746
Health	10,818	10,988	227,644	192,401
Security and Work Medicine	3,365	2,106	15,868	15,560
Education Day Nursery or Support to Day Nursery	930	684	22,724	17,260
Culture	-	-	3,460	2,917
Qualification and Professional Development	3,383	3,729	51,017	51,571
Other	-	-	130,042	71,608
Participation in the Profit or Results	23,000	18,000	261,909	221,630
T O T A L	99,731	81,876	1,782,510	1,487,938

	CONTROLADORA		CONSOLIDADO

	2008	2007	2008	2007

1.3 – Disposition of the personnel
Nº. of employees at end of the year	1,182	934	23,522	22,029
Nº. of admissions	197	25	1,491	2,030
Nº. of dismissal	107	67	451	384
Nº. of trainees at the end of the year	205	272	1,847	2,178
Nº. of handicapped employees at the end of the	3	4	629	397
Nº. of third-parties service people at the end of the year	-	-	6,387	6,190
Nº. of employees by genre:
- Masculine	786	638	19,215	17,973
- Feminine	396	296	4,357	4,056
Nº of employees by age group
- Below de 18 years old	-	-	-	-
- From 18 to a 35 years old	313	224	4,232	4,243
- From 36 to 60 years old	808	678	15,935	15,594
- Above 60 years old	61	32	813	594
Nº of employees per level of studies:
- Illiterate	-	-	-	-
- With 1st grade	20	22	1,858	2,249
- With high school	254	177	2,866	2,746
- With Technical Study	-	-	5,615	6,054
- With College	479	402	6,363	6,052
- Pos-Graduated	429	333	2,555	2,157
Percentage of people with position as Head, per genre:
- Masculine	0,74	0,76	-	-
- Feminine	0,26	0,24	-	-

	Parent Company		CONSOLIDATED

	2008	2007	2008	2007

1.4 – Contingencies and work liability
Nº of Work Processes sued against the entity	415	341	3,656	3,272
Number of work processes sentenced valid	255	50	611	761
Number of work processes sentenced baseless	31	25	314	367
Total value of reimbursement and fines paid by Court order	5,299	16,314	40,615	45,910

II – Interaction between the Entity and the External Environment

2.1 – Relationship with the Community
Total of Investments in:
- Education	1,584	286	16,749	17,120
- Culture	25,525	19,752	40,849	38,444
- Health and Infra-Structure	3,299	623	35,805	28,216
- Sports and Leisure	7,443	6,695	9,039	10,549
- Nourishment	-	-	4,053	3,716
- Generation of Work and Income	566	831	6,112	3,928
- Re-laying of Families	-	413	134,086	113,896
Other	200	235	13,932	13,907
Total of investments	38,617	28,835	260,625	229,776

Tax (excluded the social charges)	1,341,612	1,131,336	4,328,988	4,083,967
Financial Compensation by the use of hydric resources	-	-	473,516	508,710
Total – Relationship with the Community	1,380,229	1,160,171	5,063,129	4,822,453
2.2 – Interaction with the Suppliers
Criteria of Social Responsibility used for the suppliers selection	-	-

	Parent Company		CONSOLIDATED

	2008	2007	2008	2007

III – Interaction with the environment

Investments and expenses with maintenance in the operational processes for the environment improvement	-	-	103,297	90,071
Investments and expenses with the preservation and /or recover of degraded environments;	-	-	37,977	27,895
Investments and expenses with environmental education to employees, third-parties, autonomous and managers of the entity;	-	-	122	311
Investments and expenses with environmental education for the community;	-	-	5,247	5,452
Investments and expenses with other environmental projects	-	-	191,335	97,644
Amount of environmental, administrative and judicial processes;	-	-	9	10
Value of the fine and reimbursement related to the environmental issues, managerially or judicially determined;	-	-	0	0
Liabilities and Environmental Contingencies.	-	-	0	0
Total in terms of interaction with the environment	-	-	337,987	221,383

IV – Other information
Net Income (RL)	11,310	9,437	18,498,014	16,721,406
Operational Result	8,481	1,401	843,694	1,217,042

24 – ACKNOWLEDGEMENTS

The Administration of Centrais Elétricas Brasileiras S.A. – Eletrobrás give thanks to the Minister of Mines and Energy, Dr. Edison Lobão, for the trust and support offered throughout the whole term. This thankfulness is extended to federal, state and municipal authorities, to the communities covered by this holding and its Controlled, to the shareholders and other investors and, specially, to its qualified body of collaborators for the tireless dedication to the company.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

1 We have examined the balance sheet of Centrais Elétricas Brasileiras S.A. - Eletrobrás - (Company and consolidated) as of December 31, 2008, and the related statements of income, changes in shareholders’ equity (Company), cash flows and value added for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. As mentioned in Note 16, the investments in certain controlled and affiliated companies as of December 31, 2008 were accounted for on the equity method based on financial statements audited by other independent auditors. Our opinion thereon, insofar as it relates to the carrying values of these investments, the equity in earnings of those companies, and the provision for shareholders’ deficit in the amounts of R$33,711,984 thousand, R$2,172,549 thousand, and R$(353,921) thousand, respectively, is solely based on those other independent auditors’ reports.

2 Except for the matter mentioned in paragraph 3, our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3 The independent auditors' report on the financial statements for the year ended December 31, 2008 of certain affiliated companies (note 16) have not been presented to date. The investments referring to those affiliated companies were valued by the equity method. Accordingly, we were unable to apply additional auditing procedures to satisfy ourselves as to the carrying value of those investments, as well as the equity in earnings resulting therefrom, in the amounts of R$ 1,526,447 thousand and R$ 34,969 thousand, respectively.

4 In our opinion, based on our examinations and the other independent auditors’ opinions, except for the possible effects of the application of auditing procedures mentioned in paragraph 3, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobrás as of December 31, 2008, and the results of its operations, the changes in shareholders’ equity, cash flows and value added for the year then ended, in conformity with Brazilian accounting practices.

5 According to note 30, the Company recorded a provision for civil contingencies in the amount of R$1,328,244 thousand in noncurrent liabilities for the claim, filed by certain legal entities, to receive full monetary adjustment on the amounts of compulsory loan collected on behalf of ELETROBRÁS. Based on the Company’s legal counselors’ opinion, who are not certain about the likelihood of unfavorable outcome of the corresponding lawsuits (in 2003 the likelihood of loss was classified as “possibility of unfavorable outcome of ongoing lawsuits”), and on a conservative basis, considering unfavorable low-court decisions and the lack of judgments in higher courts, management maintained the provision for contingencies, basically set up in prior years, in order to cover losses arising from unfavorable legal decisions. Given the controversy about the issue, under current circumstances we are unable to reach a conclusion on the outcome of the dispute, as well as the possible impacts on financial statements.

6 The financial statements of Furnas - Centrais Elétricas S.A. for the year ended December 31, 2008 were reviewed by other independent auditors, whose opinion thereon, dated March 6, 2009 had an emphasis-of-a-matter paragraph regarding ICMS (State VAT) credits with the State of Mato Grosso, amounting to R$49,374 thousand and recorded by Furnas under current assets. On June 13, 2007, a Tax Action Conclusion Agreement was signed. It sets forth that the state government of Mato Grosso will compensate Furnas, although the settlement of this credit depends on actions from the State of Mato Grosso Finance Department, regarding the period of its realization.

7 The financial statements of Centrais Elétricas do Norte do Brasil S.A. Eletronorte, for the year ended December 31, 2008 were audited by us and our unqualified report, dated March 20, 2009, had emphasis referring to the fact that the financial statements of controlled company Boa vista Energia S.A. were prepared assuming its continuity as a going concern. The company, however, has been recording operating losses accumulated over the years and working capital deficiency, borne by its controlling shareholder through the inflow of funds for loans and capital increase. Accordingly, the company depends on its controlling shareholder contributing funds to continue as a going concern.

8 The financial statements of Manaus Energia S.A., as of December 31, 2008 were audited by other independent auditors whose unqualified report thereon, dated March 20, 2009, emphasized the following: a) pursuant to SFF/ANEEL Official Letter No. 2,775 of December 24, 2008, the company recorded under noncurrent assets PIS/PASEP and COFINS (tax on sales) credits referring to the calculation period from 2004 to 2008. The use of such credits will depend on the generation of future debts and, to avoid the risk of expiration, the company’s management, through its legal counselors, filed an appeal with the Federal Government. Likewise, the company recorded under noncurrent liabilities ICMS, PIS/PASEP and COFINS debts to be refunded to the Fuel Consumption Account – CCC, referring to fuel purchase invoices paid through the CCC – ISOL (of Isolated Systems) fund. The management of the company, instructed by their legal counselors, required in court the suspension of the effects of that Official Letter, as informed in note 12; and b) the company has been recording operating losses accumulated over the years and working capital deficiency, borne by its controlling shareholder through the inflow of funds for capital increase. Accordingly, the company depends on the implementation of operating and management measures, including its controlling shareholder contributing funds to continue as a going concern.

9 The financial statements of Companhia de Eletricidade do Acre - Eletroacre, for the year ended December 31, 2008 were examined by other independent auditors, whose unqualified opinion, dated February 6, 2009, had emphasis on the fact that the financial statements were prepared assuming that the Company will continue as a going concern. Despite the earnings recorded in the last two years, the company has borne accumulated losses over the years, and depends on its controlling shareholder’s contributing funds for an increase in capital. Accordingly, the company depends on its controlling shareholder contributing funds to continue as a going concern.

10 The financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the year ended December 31, 2008 were examined by other independent auditors, whose unqualified opinion, dated March 13, São Paulo Labor Court’s Division, beginning in September 2005, the Fundação CESP began to prepare the payroll of the supplementary pension plan’s beneficiaries ruled by Law 4.819/58. In January 2006, the State of São Paulo Office of the Attorney General changed its position, making it clear that the State Government’s responsibility was restricted to the limits imposed by the state constitution on payment of retirement benefits. Since then, the State Government has disallowed part of the funds passed on to the company. The difference between the amount paid by the company and the part disallowed by the State Government is recorded under noncurrent assets. Supported by its legal counselors’ opinion, the company’s management understands that the responsibility for the payment of benefits in this case lies with the State Government. As a result, no obligation or provision for losses whatsoever has been recorded in connection therewith.

11 Formerly, we audited the financial statements (Company and Consolidated) for the year ended December 31, 2007, consisting of the balance sheet, statement of income, statement of changes in shareholders’ equity and statement of changes in financial position, in addition to the supplementary information consisting of the statements of cash flows and of value added, on which we issued an opinion dated March 14, 2008, with a qualification similar to the one described in paragraph 3, emphasis-of-a-matter paragraphs similar to those described in paragraphs 5 to 10, and emphasis included in our report of February 20, 2008 of controlled company Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, regarding the implementation of AT-83 table, as required by the Pension Fund Management Committee Resolution CGPC No. 18, of March 28, 2006, issue settled during the quarter ended September 30, 2008. As explained in note, 2, the Brazilian accounting practices were changed as from January 1, 2008. The financial statements for the year ended December 31, 2007, presented together with the 2008 financial statements, were prepared in accordance with Brazilian accounting practices in effect until December 31, 2007 and, as allowed by CPC Technical Pronouncement No. 13 – Initial Adoption of Law No. 11,638/07 and Executive Act No. 449/08 are not being republished with the adjustments for purposes of comparison between the years.

12 The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 23, 2009

Luiz Carlos de Carvalho
Engagement Partner
BDO Trevisan Auditores Independentes

FISCAL COUNSIL 344ª Meeting	03.26.2009

OPINION ON FINANCIAL STATEMENTS
12.31.2008

The Fiscal Council of the Centrais Elétricas Brasileiras S.A. – Eletrobrás, in the realm of its legal and statutory attributions, examined the Management Report and the Financial Statements regarding the period ended on December 31,2008, composed of Balance Sheet, Income of Statement, Changes in Shareholders’ Equity, Cash Flow, Incremental Cash Flow, besides the accompanying notes as integral part of the financial statements – with the Opinion of the Independent Auditors - and was informed completely about the proposal related to the destination of the period’s results.

Considering its work of supervision of the Company developed throughout the period, on the basis of the analysis of the documentation presented, of the information presented by the Accounting Department – DFC and taking into account the Opinion of the “BDO Trevisan Independent Auditors”, who states that the financial Statements represent properly, in all relevant aspects, the financial position of Centrais Elétricas Brasileiras S.A. on December 31, 2008, the Fiscal Council of Eletrobrás, enlightening the understanding endorsed in paragraphs nºs 3, 5, 6, 7, 8, 9 e 10 of the Opinion of the Independent Auditors, understands that the mentioned Financial Statements are in proper order to be submitted to the deliberation of the General Shareholders Meeting of the company.

It is the Fiscal Council’s Opinion, that the proposal of the Administration of Eletrobrás, in relation to the destination of the results of the 2008 period is supported by the valid legal and corporate dispositions.

Rio de Janeiro, March 26, 2009

Édison Freitas de Oliveira	Hailton Madureira de Almeida
Carlos César Meirelles Vieira	Analúcia de Paiva Lorena Freitas

Danilo de Jesus Vieira Furtado

(Convenience translation into English from the original previously issued in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobrás
Balance Sheets for the years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)

	C O M PA N Y		C O N S O L I D A T E D

ASSETS	2008	2007	2008	2007
		Reclassified		Reclassified

CURRENT
Cash and cash equivalents	10,104,427	5,797,710	13,566,386	8,387,789
Consumers and resellers	1,709,569	1,349,259	4,341,459	4,182,324
Loans and financing	2,697,114	3,034,328	1,493,271	1,299,066
Fuel Consumption Account - CCC	573,993	337,276	554,748	365,366
Return on investments	1,212,966	635,357	261,093	152,468
Rescheduled receivables	84,371	112,803	619,871	526,275
Deferred tax credits	1,418,353	1,773,215	2,081,850	2,480,999
Rights to reimbursement	516,766	179,460	516,766	179,460
Sundry receivables	171,165	290,840	377,879	432,539
Storeroom	1,879	2,519	759,963	641,840
Prepaid expenses	-	-	76,874	90,767
Other	87,306	74,023	947,497	681,909

	18,577,909	13,586,790	25,597,657	19,420,802

NONCURRENT
LONG-TERM ASSETS
Loans and financing	39,537,157	33,488,103	13,467,643	11,941,405
Rescheduled receivables	199,646	203,959	2,070,302	1,920,766
Marketable securities	613,374	1,289,672	617,889	1,293,014
Nuclear fuel inventories	-	-	725,142	657,188
Studies and projects	-	292,579	-	312,122
Consumers and resellers	-	-	42,024	179,454
Deferred tax credits	1,348,168	1,351,862	2,786,948	2,526,213
Pledges and restricted deposits	-	-	165,138	290,256
Fuel Consumption Account - CCC	572,279	500,512	572,279	500,512
Rights to reimbursement	4,312,809	590,025	4,312,809	590,025
Other	73,547	66,426	1,156,724	1,314,571

	46,656,980	37,783,138	25,916,898	21,525,526

Advances for increase in parent company's ownership interest	730,281	2,026,483	4,027	4,027

	47,387,261	39,809,621	25,920,925	21,529,553

INVESTMENTS	43,682,718	43,062,138	5,896,865	5,193,138
PROPERTY, PLANT AND EQUIPMENT	25,494	28,807	80,262,674	75,262,669
INTANGIBLE ASSETS	53,706	55,558	375,811	474,485
DEFERRED CHARGES	-	5,891	-	47,261

	43,761,918	43,152,394	86,535,350	80,977,553

TOTAL ASSETS	109,727,088	96,548,805	138,053,932	121,927,908

The accompanying notes and attachments I, II, III, IV, IV-A, V and VI are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)
Centrais Elétricas Brasileiras S.A. - Eletrobrás
Balance Sheets for the years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)

	C O M PA N Y		C O N S O L I D A T E D

LIABILITIES AND SHAREHOLDERS’ EQUITY	2008	2007	2008	2007
		Reclassified		Reclassified

CURRENT
Loans and financing	192,181	139,430	1,714,611	1,450,815
Compulsory loan	85,205	96,709	85,205	96,709
Trade accounts payable	1,676,071	1,269,365	2,594,567	2,476,444
Advances from consumers	15,381	202,250	53,159	237,441
Taxes and social contributions	1,363,854	1,092,560	2,075,726	1,955,794
Fuel Consumption Account - CCC	649,341	515,418	670,482	518,522
Shareholders’ compensation	1,914,222	881,002	1,948,109	902,915
Payables to the Brazilian Federal Treasury	72,236	58,150	72,236	58,150
Estimated obligations	67,835	78,274	550,573	468,148
Reimbursement obligations	923,344	444,225	923,344	444,225
Complementary pension plans	-	-	502,699	368,950
Provisions for contingencies	-	-	1,481,709	1,095,852
Research and development	-	-	269,062	367,101
Fees as per regulations	-	-	708,285	541,968
Other	78,910	33,648	637,249	941,602

	7,038,580	4,811,031	14,287,016	11,924,636

NONCURRENT
Loans and financing	3,965,930	1,576,872	18,297,562	13,029,068
Payables to the Brazilian Federal Treasury:	2,854,201	726,989	2,854,201	726,989
Trade accounts payable	-	-	24,282	16,668
Global Reversion Reserve Quota - RGR	7,193,770	6,769,011	7,193,770	6,769,011
Compulsory loan	129,866	202,375	129,866	202,375
Taxes and social contributions	943,882	-	2,713,664	1,690,671
Obligations assumed for the release of assets	-	-	266,168	451,017
Advances from consumers	-	-	1,018,488	1,056,761
Fuel Consumption Account - CCC	572,279	500,512	1,432,982	1,431,641
Provisions for contingencies	1,009,514	1,037,192	1,695,556	1,881,291
Complementary pension plans	-	-	1,567,002	1,841,685
Provision for shareholders' deficit in investees	353,921	875,777	-	-
Other	46,784	85,810	722,346	629,851

	17,070,147	11,774,538	37,915,887	29,727,028

INTEREST OF NON-CONTROLLING SHAREHOLDERS	-	-	232,668	313,008

SHAREHOLDERS’ EQUITY
Capital stock	26,156,567	24,235,829	26,156,567	24,235,829
Capital reserves	26,048,342	25,907,304	26,048,342	25,907,304
Revaluation surplus	196,906	208,109	196,906	208,109
Revenue reserves	28,900,908	25,800,369	28,900,908	25,800,369
Translation accumulated adjustments	28,285	-	28,285	-

	81,331,008	76,151,611	81,331,008	76,151,611

Advances for future capital increase	4,287,353	3,811,625	4,287,353	3,811,625

	85,618,361	79,963,236	85,618,361	79,963,236

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,727,088	96,548,805	138,053,932	121,927,908

The accompanying notes and attachments I, II, III, IV, IV-A, V and VI are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobrás
Statement of Income for the years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)

					Consolidated

				Quarters

	2008	2007	4Q/08	Until 3Q/08	4Q/07	2008	2007

OPERATING REVENUES		Reclassified			Reclassified		Reclassified

Electricity sale, and transmission	10,927,053	7,553,751	9,573,586	21,877,178	7,257,804	31,450,764	25,603,572
(-) Sectorial charges	-	-	(307,947)	(883,726)	(346,697)	(1,191,673)	(1,235,991)
(-) State VAT (ICMS)	-	-	(265,409)	(719,199)	(256,814)	(984,608)	(882,750)
Ownership interests	382,799	1,883,289	48,119	617,414	303,717	665,533	753,292
Tax incentive revenue	-	-	343,251	-	-	343,251	-
Other revenues	-	-	308,947	139,669	370,517	448,616	496,746

	11,309,852	9,437,040	9,700,547	21,031,336	7,328,527	30,731,883	24,734,869

OPERATING EXPENSES
Personnel, material, and services	278,453	318,370	1,547,196	3,892,446	1,453,565	5,439,642	4,918,538
Energy purchased for resale	9,572,208	7,151,995	3,319,965	5,512,349	1,871,289	8,832,314	6,420,631
Fuel for electricity production	-	-	244,107	914,749	197,732	1,158,856	632,826
PASEP and COFINS (taxes on sales)	160,551	86,947	371,610	1,093,199	368,549	1,464,809	1,124,658
Electricity network use	-	-	293,442	807,778	237,860	1,101,220	976,647
Financial compensation of water resources	-	-	301,968	798,809	655,476	1,100,777	1,095,234
Depreciation and amortization	6,864	7,016	590,371	1,749,533	507,933	2,339,904	2,127,479
Operating provisions	303,994	586,483	1,260,170	283,921	92,670	1,544,091	1,105,122
ITAIPU’s income (loss) to be offset	-	-	342,664	493,221	319,968	835,885	694,088
Donations and contributions	153,650	126,400	85,573	132,340	55,213	217,913	198,990
Other	150,159	356,712	(137,322)	632,642	793,951	495,320	1,906,767

	10,625,879	8,633,923	8,219,744	16,310,987	6,554,206	24,530,731	21,200,980

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSES)	683,973	803,117	1,480,803	4,720,349	774,321	6,201,152	3,533,889

FINANCIAL INCOME (EXPENSES)	7,797,423	597,903	2,799,238	584,530	1,517,766	3,383,768	(1,208,663)

OTHER EXPENSES AND INCOME	-	-	262,258	(294,516)	-	(32,258)	-

OPERATING INCOME	8,481,396	1,401,020	4,542,299	5,010,363	2,292,087	9,552,662	2,325,226

NON-OPERATING INCOME (LOSS)	-	-	-	-	(22,237)	-	(41,309)

	8,481,396	1,401,020	4,542,299	5,010,363	2,269,850	9,552,662	2,283,917

Income tax	(1,700,759)	146,976	(930,938)	(1,431,921)	(354,029)	(2,362,859)	(415,322)
Social contribution tax on net income	(621,140)	17,861	(343,017)	(520,639)	(116,618)	(863,656)	(172,612)

INCOME (LOSS) BEFORE OWNERSHIP INTERESTS	6,159,497	1,565,857	3,268,344	3,057,803	1,799,203	6,326,147	1,695,983

Profit sharing	(23,000)	(18,000)	(176,817)	-	(159,983)	(176,817)	(159,926)
Minority interest	-	-	(53,117)	40,284	(48)	(12,833)	11,800

NET INCOME FOR THE YEAR / PERIOD	6,136,497	1,547,857	3,038,410	3,098,087	1,639,172	6,136,497	1,547,857

EARNINGS PER SHARE, NET	R$5.42	R$1.37	R$2.68	R$2.74	R$1.45	R$5.42	R$1.37

The accompanying notes and attachments I, II, III, IV, IV-A, V and VI are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobrás
Statement of Cash Flows for the years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)

	COMPANY		CONSOLIDATED

	12/31/2008	12/31/2007	12/31/2008	12/31/2007
		Reclassified		Reclassified

OPERATING ACTIVITIES
Net income for the period	6,136,497	1,547,857	6,136,497	1,547,857
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	6,864	7,016	2,339,904	2,128,575
Long-term monetary variation, net	(4,811,429)	2,536,733	(2,945,187)	3,153,574
Adjustment to investments:	(199,702)	(1,455,947)	(162,578)	(306,002)
Regulatory assets	(1,409,637)	(287,746)	(1,410,394)	(287,746)
Long-term provisions	535,906	(938,109)	775,543	(942,233)
Adjustment to present value.	(7,159)	-	(113,672)	-
Minority interest	-	-	176,817	(11,847)
Financial charges on shareholders’ equity	1,511,749	1,283,075	1,522,506	1,289,037
ITAIPU’s income (loss) available for offset	-	-	107,868	(694,088)
Decrease in recoverable value of assets	-	-	770,293	-
Assets disposals and write-offs	-	-	58,160	46,328
Other	302,330	416,886	704,836	112,285

Subtotal	2,065,419	3,109,765	7,960,593	6,035,740

(Increase) decrease in operating assets
Consumers and resellers	(360,310)	(168,865)	(159,135)	292,647
Loans and financing - principal amount	251,415	183,695	(170,960)	251,204
Loans and financing - charges	85,799	2,767,053	(23,244)	(308,907)
Fuel Consumption Account - CCC	(236,717)	280,454	(189,382)	269,600
Return on investments	(577,609)	(91,626)	(108,624)	21,987
Marketable securities	-	-	-	-
Rescheduled receivables	28,432	(5,868)	(93,596)	(174,117)
Tax credits	354,862	(559,794)	399,149	(609,681)
Rights to reimbursement	(337,306)	96,008	(337,306)	(97,802)
Sundry receivables	119,675	(288,562)	54,660	(299,307)
Storeroom	640	(92)	(118,123)	(78,664)
Prepaid expenses	-	-	15,697	(38,998)
Other	(13,286)	(8,391)	(267,394)	(148,573)

	(684,405)	2,204,012	(998,258)	(920,611)

Increase (decrease) in operating assets
Reimbursement obligations	479,119	250,415	479,119	(388,936)
Loans and financing - principal amount	39,176	(26,902)	233,671	(598,198)
Loans and financing - charges	13,575	(3,636)	30,124	55,580
Compulsory loan	(11,504)	(14,397)	(11,504)	(14,397)
Trade accounts payable	406,706	109,444	118,123	171,208
Advances from consumers	(186,869)	99,863	(184,282)	102,532
Taxes and social contributions	271,294	174,077	119,932	431,050
Fuel Consumption Account - CCC	133,923	(321,460)	151,960	(358,504)
Stockholders' compensation (dividends payable)	1,033,220	314,505	1,045,195	311,704
Payables to the Brazilian Federal Treasury:	14,086	7,027	14,086	7,027
Estimated obligations	(10,439)	70,992	82,426	173,483
Supplementary pension plans	-	-	133,749	23,027
Provisions for contingencies	-	-	385,857	97,841
Regulatory fees	-	-	(147,670)	317,470
Research and development	-	-	166,317	444,225
Other	45,263	(239,106)	(254,723)	411,259

	2,227,550	420,822	2,362,380	1,186,371

Funds provided by (used in) operating activities	3,608,564	5,734,599	9,324,715	6,301,500

FINANCING ACTIVITIES
Long-term loans and financing obtained	1,403,383	-	2,002,621	1,503,372
Long-term financing reclassified as current	(1,305,028)	(772,109)	(2,369,498)	(2,419,250)
Stockholders’ compensation	(1,715,254)	(703,486)	(1,718,778)	(751,127)
Loans and financing granted - disbursements	(2,473,197)	(3,413,978)	(740,316)	(1,295,055)
Loans and financing granted - receipts	4,888,858	3,309,303	1,682,382	4,549,316
Noncurrent amounts reclassified as current	244,690	-	1,118,000	(612,594)
Refinancing obtained (current liabilities reclassified as noncurrent)	-	28,010	102,985	64,438
Refinancing granted (current assets reclassified as noncurrent)	(2,493,905)	(1,850,465)	(144,469)	(2,236,442)
Compulsory loan and RGR	950,632	875,571	950,632	875,571
Other	77,849	16,640	(294,109)	(813,468)

Funds provided by (used in) financing activities	(421,972)	(2,510,514)	589,450	(1,135,239)

INVESTMENT ACTIVITIES
Acquisition of property, plant and equipment	(23,656)	(8,013)	(4,243,661)	(3,521,642)
Investments	(168,050)	(538,534)	(837,525)	900,294
Dividends received	1,311,831	-	345,618	-

Funds provided by (used in) investments	1,120,125	(546,547)	(4,735,568)	(2,621,348)

Increase in cash and cash equivalents	4,306,717	2,677,538	5,178,597	2,544,913

Cash and cash equivalents at beginning of year	5,797,710	3,120,172	8,387,789	5,842,876
Cash and cash equivalents at end of year	10,104,427	5,797,710	13,566,386	8,387,789

	4,306,717	2,677,538	5,178,597	2,544,913

The accompanying notes and attachments I, II, III, IV, IV-A, V and VI are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
 (In thousands of Brazilian reais)

				REVENUES RESERVES

	SUBSCRIBED
	AND PAID					DIVIDENDS		ACCUMULATED
	CAPITAL	CAPITAL	REVALUATION	LEGAL	STATUTORY	NOT	RETAINED	TRANSLATION
	STOCK	RESERVES	SURPLUS	RESERVE	RESERVE	DISTRIBUTED	EARNINGS	ADJUSTMENTS

As of December 31, 2006	24.235.829	25.907.304	230.538	1.653.645	14.910.344	7.421.522	68.748
Financial charges - Decree 2,673/98						879.310
Realization of revaluation surplus			(22.429)
Net income
Application of income:
Recognition of reserves				77.393	789.407
Shareholders’ compensation

As of December 31, 2007	24.235.829	25.907.304	208.109	1.731.038	15.699.751	8.300.832	68.748
Initial adjustments ref. Law no. 11,638/2007
Company
Companies appraised by the equity method
Incorporation of surplus reserves	1.859.401				(1.790.653)		(68.748)
Conversion of compulsory loan	61.337	141.038
Accumulated translation adjustments								28.285
Financial charges – Decree 2,673/98						1.036.026
Realization of revaluation surplus			(11.203)
Net income
Application of income:
Recognition of reserves				306.824	3.129.614		487.476
Shareholders’ compensation

As of December 31, 2008	26.156.567	26.048.342	196.906	2.037.862	17.038.712	9.336.858	487.476	28.285

The accompanying notes and attachments I, II, III, IV, IV-A, V, VI and VII are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

     CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS
 STATEMENT OF ADDED VALUE FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais)

	2008		2007

	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED

1 - REVENUE (EXPENSES)
Sales of goods, products, and services	10,766,502	29,760,956	7,553,751	26,100,318
Non-operating revenue (expenses)	-	-	-	(41,309)

	10,766,502	29,760,956	7,553,751	26,059,009

2 - INPUTS ACQUIRED FROM THIRD PARTIES
Materials, services, and others	(361,321)	(5,533,156)	(541,057)	(6,545,100)
Sectorial charges	-	(1,191,673)	-	(1,235,991)
Energy purchased for resale	(9,572,208)	(8,832,314)	(7,151,995)	(6,420,631)
Fuel for electricity production	-	(1,158,856)	-	(632,826)

	(9,933,529)	(16,715,999)	(7,693,052)	(14,834,548)

3 - GROSS ADDED VALUE	832,973	13,044,957	(139,301)	11,224,461

4 - DEDUCTIONS
Operating provisions	(303,994)	(1,544,091)	(586,483)	(1,105,122)
Depreciation, amortization and depletion	(6,864)	(2,339,904)	(7,016)	(2,127,479)

	(310,858)	(3,883,995)	(593,499)	(3,232,601)

5 - NET ADDED VALUE PRODUCED BY THE COMPANY	522,115	9,160,962	(732,800)	7,991,860

6 - ADDED VALUE RECEIVED THROUGH TRANSFER
Ownership interests	382,799	665,533	1,883,289	753,292
Financial income	9,853,101	6,425,431	2,398,932	1,595,159

	10,235,900	7,090,964	4,282,221	2,348,451

7 - TOTAL ADDED VALUE TO DISTRIBUTE	10,758,015	16,251,926	3,549,421	10,340,311

DISTRIBUTION OF ADDED VALUE
PERSONNEL
. Personnel, charges, and management fees	200,973	3,392,799	248,352	3,003,916
. Profit sharing of employees	23,000	176,817	18,000	159,926
. Retirement and pension plans	19,968	277,635	12,073	229,448

	243,941	3,847,251	278,425	3,393,290

TAXES
. Taxes and contributions	2,321,899	3,226,515	(77,890)	2,595,342

FINANCIAL CHARGES AND RENT	2,055,678	3,041,663	1,801,029	2,803,822

SHAREHOLDERS
. Dividends and interest on equity capital	1,715,254	1,715,254	703,486	703,486
. Interest of non-controlling shareholders	-	(12,833)	-	11,800
. Retained earnings	4,421,243	4,434,076	844,371	832,571

	6,136,497	6,136,497	1,547,857	1,547,857

	10,758,015	16,251,926	3,549,421	10,340,311

The accompanying notes and attachments I, II, III, IV, IV-A, V and VI are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

ELETROBRÁS

(A PUBLIC COMPANY)
CNPJ (TIN) 00.001.180/0001 -26

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

(COMPANY AND CONSOLIDATED)

NOTE 1 – OPERATIONS

I - General Information

ELETROBRÁS is a public company headquartered in Brasília - DF, at Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203 - Asa Norte, registered with the Brazilian Securities and Exchange Commission (CVM) and with the Securities and Exchange Commission (SEC), whose shares are listed at the stocks exchanges of São Paulo, Brazil (BOVESPA), Madrid, Spain (LATIBEX), and New York, USA (NYSE). It has as business purpose to execute studies, projects, construction, and operation of electricity generating plants, transmission lines and energy distribution, as well as the execution of commercial transactions associated with those activities. It also has as purpose to grant financing, and offer guarantees in Brazil and overseas to companies that work in the electric power public service and that are under its stock control; grant financing and give guarantees in Brazil or abroad in favor of technical-scientific research entities; promote and support research in the electric power sector associated with the activities of generation, transmission and distribution of electricity, as well as the performance of studies about the use of hydrographical basins for multiple purposes; contribute in the formation of the necessary technical personnel to the Brazilian electric sector, besides the preparation of qualified workers through specific courses, in addition to assistance to Brazilian schools or granting of scholarships overseas and agreements with entities that cooperate in the formation of specialized technical personnel; cooperate at technical and administrative levels with the companies where it holds interests and with agencies of the Ministry of Mining and Energy.

II - Stockholding Control

ELETROBRÁS acts as holding company, managing investments in its controlled companies by holding direct interests in seven electricity generation and/or transmission companies, namely, FURNAS Centrais Elétricas S.A. (FURNAS), Centrais Elétricas do Norte do Brasil S.A. (ELETRONORTE), MANAUS ENERGIA S.A., Companhia Hidro Elétrica do São Francisco (CHESF), ELETROSUL Centrais Elétricas S.A., Eletrobrás Termonuclear S.A. (ELETRONUCLEAR), and Companhia de Geração Térmica de Energia Elétrica (CGTEE) besides investments in four power distribution companies - ELETROACRE, CERON, CEAL and CEPISA.

The Company also holds interests in Eletrobrás Participações S.A. (ELETROPAR) (previously called LIGHTPAR Participações S.A.) and is a jointly-owner of ITAIPU Binacional, under the terms of the International Treaty signed by the Governments of Brazil and Paraguay.

The Company has indirect interests in the company Boa Vista Energia S.A., a wholly-owned subsidiary of ELETRONORTE, which generates and distributes electricity in States of Amazonas and Roraima.

III - Business abroad

On April 7, 2008, Law 11.651 was enacted. It authorizes ELETROBRÁS to make direct associations with other companies - or indirectly through its subsidiaries - to organize business consortia or hold participating interests in enterprises overseas - with or without contribution of capital - with the purpose of direct or indirect production or transmission of electricity.

IV - Sale of electric power

The Company is also the agent responsible for the commercialization of the electric power generated by ITAIPU Binacional and through PROINFA (Incentive Program for Alternative Sources of Electricity), a Federal program that aims to diversify the Brazilian energetic matrix and seek regional solutions by renewable energy sources.

V - Management of Sectorial Funds

The Company is responsible for the management of federal government funds, represented by the Global Reversal Reserve Quota (RGR), the Electric Development Account (CDE), the Use of Public Assets (UBP), and the Fuel Consumption Account (CCC). They finance the following programs of the Brazilian federal government: universalization of the access to electricity, efficient public lighting, incentives for alternative sources of electricity, electricity conservation and acquisition of fossil fuels used in the isolated systems of electricity generation, whose operations do not affect the Company’s financial numbers.

NOTE 2 – PUBLIC SERVICE CONCESSIONS

ELETROBRÁS, through its controlled companies, holds various electricity public service concessions, whose details, installed capacity, and maturities are listed below (See note 17 and Attachments IV and IVa):

I – Electricity Generation

	RIVER NAME	CAPACITY IN MW	MATURITY

IN OPERATION
UHE FURNAS	Grande	1,216	July 2015
UHE Estreito	Grande	1,050	July 2015
UHE Marimbondo	Grande	1,440	March 2017
UHE Itumbiara	Paranaíba	2,082	February 2020

UHE Serra da Mesa	Tocantins	1,275	May 2011
UHE Luiz Gonzaga	São Francisco	1,479	October 2015
UHE Xingo	São Francisco	3,162	October 2015
UHE Sobradinho	São Francisco	1,050	February 2022
UHE Tucuruí	Tocantins	8,370	July 2024
UHE Complexo Paulo Afonso	São Francisco	3,880	October 2015
UTE Santa Cruz	-	766	July 2015
Other generation concessions	-	2,552	Until 2035
IN CONSTRUCTION
UHE Simplício	Paraíba do Sul	334	August 2041
UHE Baguari	Doce	140	August 2041
UHE Batalha	São Marcos	53	August 2041

		28,848

The total installed capacity of the plants of ELETROBRÁS, including ITAIPU Binacional and ELETRONUCLEAR, is about 39,402 MW. The electricity generation considers the following assumptions:

a) Existence of periods, along the day and during the year, where there are higher or lower demands of power in the system, for which the plant or generation system was dimensioned;

b) Existence of periods where machines are removed from operation for execution of preventive or corrective maintenance, and

c) The water availability of the river where it is located.

The production of electricity of the plants is a responsibility of the Energy Operation Planning and Scheduling Area (Planejamento e Programação da Operação Eletroenergética), with planning and details that range from annual levels to daily schedules. The Electric Power National Operator (ONS) currently prepares the planning and defines the amounts and origin of the necessary generation to meet the Brazilian demand in an optimized manner. That is based on the water availability in the hydrographical basins and machines in operation, as well as on the cost of generation and feasibility of transmission of that power through the interlinked system.

II - Electric Power Transmission

The transmission capacity of ELETROBRÁS system is as follows:

	Lines in Km	Substations	Maturity

FURNAS	19,278	47	July 2015
ELETRONORTE	10,574	59	July 2015
CHESF	18,468	83	June 2037
ELETROSUL	10,075	36	July 2015
MANAUS	613	22	July 2015

	59,008	247

III - Electricity Distribution

		Municipalities
Company	Geographic Region	served	Concession Term

ELETROACRE	State of Acre	25	2015
CERON	State of Rondônia	52	2015
CEAL	State of Alagoas	102	2015
CEPISA	State of Piauí	224	2015
MANAUS ENERGIA	State of Manaus	62	2015

NOTE 3 – PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements of the Company are a responsibility of its management and are presented in accordance with the accounting practices adopted in Brazil, and in consonance with the provisions of the Corporate Law (no. 6.404/76), and regulations and complementary instructions of the Committee of Accounting Pronouncements (CPC), Federal Accounting Council, Brazilian Securities and Exchange Commission (CVM) and Brazilian Electric Power Agency (ANEEL).

Law 11.638/2007 of December 28, 2007 and Executive Act 449/2008 of December 3, 2008, whose period was extended for sixty day by National Congress Act No. 3 of March 4, 2009 starting on March 15, 2009, amended and canceled certain provisions of Law 6.404/76. They aim to coordinate the accounting practices adopted in Brazil with International Financial Reporting Standards (IFRS) and the Committee of Accounting Pronouncements (CPC) was created to align Brazilian technical accounting practices with international standards.

The Company fully adopted for the first time the applicable pronouncements issued by the Committee of Accounting Pronouncements (CPC) in the preparation of the Financial Statements of the year 2008, without any qualifications. The initial adjustments of January 1, 2008, the established transition date, were reflected in the account of retained earnings, as allowed by CVM Decision 565/2008, without retrospective effects to the Financial Statements of 2007 prepared according to the previous accounting practices accepted in Brazil and in effect until December 31, 2007.

Executive Act 449/2008 also established the Tax Transition Regime (RTT) providing the tax treatment to the effects of the introduction of the new Brazilian accounting regulations.

The date for conclusion of the financial statements was set by the Board of Directors on March 20, 2009 and sent to the Executive Board.

The changes introduced in the Brazilian accounting practices can be summarized as follows:

I - Changes affecting the preparation and presentation of the Company’s financial statements and the ones of its controlled companies.

a) Statement of Changes in Financial Position

The Statement of Changes in Financial Position will be not longer used. Instead, it was introduced the Statement of Cash Flows. In compliance with item 51 of CPC Pronouncement 13, the Company is not presenting a Statement of Changes in Financial Position for the year ended December 31, 2007 and had already adopted the practice of presenting a Statement of Cash Flows.

b) Statement of Added Value

Inclusion of the presentation of a Statement of Added Value. It has as purpose to demonstrate the value added by the Company, as well as the origin and destination of the funds generated. The Company had already adopted the practice of presenting such statement.

c) Intangible Assets

Creation in the balance sheet of a new group of accounts called Intangible Assets. It should be used to record non-physical items destined for the maintenance and operation of the Company.

d) Deferred Assets

Elimination of the group of accounts called Deferred Assets. The Company opted to transfer to other groups (Property, plant and equipment and Intangible assets) the items recorded in the under the old caption or those arising from the write-off of deferred expenses that could not be allocated in assets at the transition date, by recording the value against accumulated earnings or loss, net of tax effects.

e) Accumulated Financial Statements Translation Adjustments

Creation in Shareholders’ Equity of a subgroup of accounts called Accumulated Translation Adjustments, destined to recognize the effects of exchange variation on investments and translation of Financial Statements presented in a functional currency different from the one of the investor.

f) Revaluation Reserve

The new accounting rules no longer allow the revaluation of assets and recognition of the result in a revaluation reserve. The Company has that type of record associated with investments in related companies valued under the equity method. In relation to that, the Company has been following the procedures adopted by its controlled companies CELPA and CEMAT that revalued their property, plant, and equipment in the past.

a) Non-Operating Income

The separation between operating and non-operating income was eliminated. The amounts until then recorded in non-operating income accounts are now classified and presented in Other Revenue or Other Expenses in the Operating group.

h) Financial Instruments

The classification of financial instruments into a certain category should be made at the moment of their recognition. During the initial application of the Law, their classification at the transition date is allowed. The Company applied the classification and measuring rule established in CPC Pronouncement 14 - Financial Instruments: Recognition, Measuring, and Supporting Documentation.

i) Adjustment to Present Value

In compliance with Decision CVM no. 564 of December 17, 2008 that approved CPC Pronouncement 12, the Company and its subsidiaries recognized the applicable adjustments to present value of long-term assets and liabilities. Until December 31, 2007, the corresponding balances were recorded and presented at face value. According to the definitions included in CPC Pronouncement 13 - Initial Adoption of Law 11.638/2007, as well as Executive Act 449/2008, approved by Decision CVM no. 565/2008, such adjustments were made at the transition date against accumulated earnings or losses.

j) Asset Recovery Value (Impairment)

Pursuant to the requirements of Decision CVM 527/2007 of November 1, 2007, that approves CPC Pronouncement 1 - Reduction in the Recoverable Value of Assets, the Company and its subsidiaries carried out the necessary tests to check the recoverability of their assets taken as a whole, that is, as cash-generating units.

k) Equity Method

Following the changes in the parameters to define which investments should be appraised under the equity method, the Company and its subsidiaries started applying that type of valuation to permanent investments in companies where they hold 20% or more interests in the voting capital or have significant influence on the investee’s management.

l) Capital Reserve - Donations and Subsidies for Investment

In accordance with Law 11.638/2007, Executive Act 449/2008, and CPC Pronouncement 7 – Subvention and Governmental Grants, the Company started recognizing the corresponding amounts as operating income. As establishes CPC Pronouncement 13 - Initial Adoption of Law 11.638/2007 and Executive Act 449/2008, the balance of capital reserves, donations and subsidies for investment will be kept in the account until totally used.

m) Tax Effects of the Initial Application of Law 11.638/2007 and Executive Act 449/2008

The Company opted for the Transition Tax Regime (RTT) established by Executive Act 449/2008, whereby the determination of Corporate Income Tax (IRPJ), Social Contribution Tax (CSLL), Contribution for the Social Integration Program (PIS/PASEP) and Contribution for Social Security Funding (COFINS) for the two-year period 2008 - 2009 will continue being determined under the methods and accounting criteria defined by Law 6.404, of December 15, 1976 in effect until December 31, 2007. Therefore, following CVM instruction no. 371/2002, deferred income, and social contribution taxes, calculated on the adjustments associated with the adoption of the new practices, were recorded in the Company’s financial statements, where applicable.

II – Changes not affecting the preparation and presentation of the Company’s financial statements and the ones of its subsidiaries.

a) Lease-Purchase Agreements

New requirement of recording in Property, Plant, and Equipment the Company’s rights on physical goods destined to maintain its activities related to lease-purchase agreements where there is transfer to the lessee of benefits, risks and control of the assets. The management of the Company and its controlled companies did not identify any operations classified under CPC Pronouncement 6 – Lease-Purchase Agreements.

b) Share-Based Compensation

The costs related to compensations based on shares granted to the executives of an enterprise should be recognized in the entity’s financial statements. The Company and its subsidiaries do not use any type of compensation classified under CPC Pronouncement 10 - Share-based payments.

c) Deferred Income

Elimination in the Balance sheet of the group of accounts called Deferred Income.

d) Equity Valuation Adjustment

A new subgroup in Shareholders’ Equity was created, according to paragraph 3 of article 182 of the Brazilian Corporate Law (6.404/76), with text provided by Executive Act 449/08. It should be used to recognize increases and decreases in the value of assets and liabilities caused by their valuation at fair value.

III – We present below the effects on net income and on shareholders’ equity of the new accounting practices adopted this year:

	COMPANY

	2008

	Net	Shareholders’
	Income	Equity

Balance according to previous accounting practice - Law no. 6.404/1976	6,408,768	86,126,893

Adjustments referring the effects of the initial adoption of Law 11.638/2007 and of Executive Act no. 449/2008:
Company:	7,159	(762,139)

Write-off of deferred expenses with studies and projects	-	(292,579)
Temporary income and social contribution taxes differences	-	99,477
Adjust to present value of founders’ shares	7,159	(569,037)

Controlled companies valued under the equity method:	(279,430)	258,654

- Adjustment to present value - ICMS Credits on Fixed Assets	1,239	(4,659)
- Adjustment to present value - Decommissioning of Nuclear Plants	106,296	264,686
- Write-off of deferred expenses	(892)	(7,646)
- Temporary income and social contribution taxes differences	(36,543)	(88,061)
- New companies valuated under the equity method.	70,618	94,334
- Tax incentives	341,360	-
- Provision for reduction in the recoverable value of assets (Impairment)	(761,508)	-

Balance according to the current accounting practice	6,136,497	85,618,361

The reclassifications made to the financial statements of December 2007 do not refer to adjustments stemming from the changes introduced by Law 11.638/2007 of December 28, 2007, and Executive Act 449/2008 of December 3, 2008. They refer to the effects of the consolidation of the distribution companies and the reclassification mentioned in note 28.

NOTE 4 - SUMMARY OF MAIN ACCOUNTING PRACTICES

The following accounting practices have been adopted in the preparation of the individual and consolidated financial statements: I - GENERAL a) Cash and Cash Equivalents

Stated at cost, they are represented by short-term financial investments, plus yield obtained until the closing date of the financial statements and do not exceed market value (See note 6).

b) Financial Instruments

Investments are recognized and written-off at the transaction date, within a timetable established by the market to which they belong. The financial instruments the Company and its controlled companies keep are classified as: (a) trading financial instruments, recognized at fair value; and (b) financial assets and liabilities held to maturity.

The classification depends on the purpose to which the financial assets and liabilities were acquired or contracted, and the Company’s management and its subsidiaries classify their financial assets and liabilities at the beginning of the operations.

The only financial instruments measured at fair value are derivatives, classified as trading financial instruments. Financial instruments of that type are classified as current and are recognized at acquisition cost at the date they are contracted. Subsequently, they are measured at fair value, and gains or losses recorded as financial income or expenses for the year.

Other financial instruments comprise financial investments, securities, loans and financing, held to maturity and measured at contracting cost, plus yield earned, according to periods and conditions set in the contracts. They are recognized in income under the accrual basis and are adjusted to their probable realizable value.

c) Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivables (consumers and resellers) are composed of receivables from the electricity sold to final consumers and concessionaires, including those stemming from the power traded at the Electricity Commercialization Chamber - CCEE.

They are recognized at acquisition cost, less allowance for doubtful accounts based on a realization risk analysis, at levels the Company’s management and its controlled companies consider sufficient to cover possible losses (See Attachment I).

Accounts receivable are usually settled in a period of up to 45 days, and for that reason, their book values are represented by fair values at accounting closing dates.

d) Loans and Financing Granted

Granted loans and financing and the respective charges recognized until the balance sheet date are adjusted according to the monetary and exchange variation indexes established in the contracts (See Attachment II).

e) Investments

Interests held in controlled companies and jointly-owned subsidiaries with stockholding corresponding to or exceeding 20% of the total capital of investees are valued under the equity method.

According to CPC Pronouncement 2, in determining the result of the valuation under the equity method and consolidating interests held in companies with functional currency different from the one of the investor, gains and losses with exchange variation during the translation of the Financial Statements into reais should be recognized under the caption Accumulated Translation Adjustments in Shareholders’ Equity. Subsequently, they should be recorded in the income of the year during the disposal of the investment.

The statement of operations and shareholders’ equity position of investees valued under the equity method employing a functional currency different from the one of presentation of consolidated financial statements should be translated into the consolidation currency.

f) Transactions in Foreign Currency

The balances of monetary items in foreign currency are presented at the prevailing exchange rate at the balance sheet date.

For non-monetary items valued at cost, the rate used is the one of the date of the transaction and for non-monetary items appraised at fair value, the rate to be utilized is the one of the date where the value is determined.

Gains and losses with exchange variation determined during the settlement of operations or translation into reais of monetary assets and liabilities in foreign currency are recognized in income.

g) Intangible Assets

Expenditures incurred in obtaining non-physical items are recognized as intangible assets, in special computer program licenses that are capitalized and amortized over the license term. Costs associated with the maintenance of computer software are recognized as expense of the year, when incurred.

h) Expenses with Studies and Projects

These refer mainly to costs the Company incurs on feasibility studies focusing the use of hydrographical basins and transmission lines. They are recognized as operating expense when incurred until the moment that proof of the economic feasibility of its exploitation is obtained or the concession granted or authorized. After the concession and/or authorization for exploitation of the service is granted or proof of the economic feasibility of the project obtained, the Company starts capitalizing expenses incurred as project development cost.

i) Valuation of the Recoverable Value of Assets

The management of the Company and its subsidiaries annually analyze the recoverability of the book value of their assets, or whenever any circumstances indicate such need. If evidence of non-recoverability is found, the management estimates their possible recoverable value. When the accounting residual value of the assets exceeds the recoverable value, a reduction of the carrying amount of the asset is recognized (impairment). The impairment corresponding to the non-recoverability of the asset or cash-generating unit is recognized in the income of the year.

When it is not possible or practical to individually estimate the recoverable amount of an asset, the Company and its subsidiaries obtain an estimation of the possible recovery of the cash-generating unit to which the asset belongs. During the determination of fair value, estimated future cash flows rates used are discounted at present value based on a discount rate before taxes that reflects market conditions, current money value at such time and specific risks related to the asset or group of assets.

The recoverable value of an asset or cash-generating unit can be reviewed and, if it increases in the future, the provision for impairment recognized in the past is fully or partially reversed, with effects to the income of the year where the recovery is observed. Then, the book value of the asset is adjusted to its new and probable recovery value, limited to the original carrying amount of the asset or cash-generating unit.

The recoverable amount, identified by the management of the Company and its subsidiaries corresponds to the fair value of the asset, group of assets or cash-generating unit.

j) Financing and Loans Obtained

Loans and financing obtained are recognized at fair value when the funds are received, net of the costs of the transaction. After that, they are valued at amortized cost, plus charges, interest and monetary and/or exchange variations determined in the contract terms, and incurred until the balance sheet date. See Attachment V.

k) Income and Social Contribution Taxes on Net Income

Corporate Income Tax - IRPJ is calculated under the annual taxable income method, at the rate of 15% and surtax of 10% on taxable income, as defined by the prevailing tax law. Social Contribution Tax on Net Income - CSLL is calculated at the rate of 9% on adjusted income under the terms of the applicable law.

In compliance with CVM Decision 273 of August 20, 1998, and CVM Instruction 273 of August 20, 1998, and CVM Instruction 371 of June 27, 2002, deferred tax assets and liabilities, calculated on temporary differences and tax losses carryforwards are recorded in current and noncurrent assets and noncurrent liabilities (See notes 12 and 24);

l) Financial Income and Expenses

They are composed of interest, monetary and exchange variations associated with financial investments, loans and financing granted and obtained, as well as operations with financial instruments.

m) Complementary Pension Funds

The Company and its subsidiaries adopt the accounting practices provided by CVM Decision 371/2000 for recognition of the actuarial valuation of their employees' pension funds. Actuarial gains with defined benefit plans are only recognized up to the value of the financial instruments not included in the fair value of the foundation’s assets. Actuarial gains and losses generated by adjustments and changes in actuarial assumptions of pension and retirement plans and the actuarial obligation related to medical assistance plans are recognized in income according to the corridor method.

n) Provisions for Contingencies

Provisions are recognized when a past event can generate a future obligation, whose probability of utilization of funds and value can be clearly estimated. The value recognized as provision is the best estimate of fulfillment of a probable obligation at the date of the financial statements, taking into account the related risks and uncertainties.

o) Accounting Estimates

Accounting estimates are those arising from the application of subjective and complex judgment on the part of the management of the Company and its subsidiaries, frequently stemming from the need of recognizing significant amounts and appropriately demonstrate the equity position and results of the companies. Accounting estimates become increasingly critic as the number of variable and assumptions that affect the future condition of those uncertainties increase, making the judgment even more subjective and complex.

In the preparation of these financial statements, the management adopted estimates and assumptions based on historic and other factors they understand as reasonable and significant for an adequate presentation of the statements. Even if those estimates and assumptions are constantly monitored and reviewed, the materialization of the book value of assets and liabilities and results of operations is inherently uncertain, as they are the result of judgment.

About accounting estimates deemed more critical, the bases for judgment of future events, variables and assumptions are as follows:

I) Deferred Tax Assets - the same method used to determine Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) losses is applied in the determination of deferred IRPJ and CSLL generated by temporary differences between the book value of assets and liabilities, in addition to their respective tax values to be offset with tax loss carryforwards. Deferred tax assets and liabilities are calculated and recognized based on the rates applicable to taxable income in the years where those temporary differences should be realized. The future taxable income can be higher or lower than the estimates considered by the management when defining the need of recognizing or not deferred tax assets.

II) Provision for impairment - the management of the Company and its subsidiaries adopt variables and assumptions to test the recovery of long-term assets and calculate their recoverable value, recognizing impairment where necessary. In this procedure, judgment is used based on the history of the asset, group of assets or cash-generating unit. The projected amounts may not be realized in the future, including the estimated economic useful lives of long-term assets, based on practices established by ANEEL for concession-linked assets, and could vary during the periodic analysis of economic useful lives of the goods after January 1, 2009. A number of inherently uncertain events also have impact on the determination of the variables and assumptions the management employs in determining the discounted future cash flow to recognize the recoverable value of long-term assets. Among them, we can mention the maintenance of the electricity consumption levels, growth in the economic activity rate in Brazil, availability of water, besides those inherent to the end of the concession periods held by the subsidiary companies, in special the reversal value at the end of the concession term. The management has adopted as assumption the compensation established in contract where applicable, based on the existing residual book value at the end of the concession period for electric power generation, transmission and distribution. Therefore, actual results of the estimates used in these financial statements can be different in the presence of variables, assumptions, and conditions diverse from the ones existing and used at the time the judgment was rendered.

p) Interest on Equity Capital

For corporate and accounting purposes, the income of the year is directly recognized into Shareholders’ Equity, observing specific tax regulations that determine that the interest on equity capital should be recorded in income.

According to legal requirements, the interest on equity capital applied on the dividends of the year is limited to a percentage of shareholders’ equity and is based on the Long-Term Interest Rate (TJLP) established by the Brazilian Government. The limit is the higher between 50% of the net income for the year or 50% of the surplus reserve, before including the income of the own year.

q) Current and Noncurrent Assets and Liabilities

Assets are demonstrated at their realizable value and liabilities at known or estimated values, plus charges incurred, where applicable. Rights realizable and obligations maturing after 12 months of the date of the Financial Statements are considered noncurrent.

r) Determination of the Result of Operations

Revenue and expenses are determined under the accrual basis.

Tax incentives were recorded in the income statement as a reduction of income tax, in compliance with CPC Pronouncement 7. The portion of income associated with those tax incentives was fully recorded under a caption of the Surplus Reserve called Tax Incentive Reserve, and excluded from the tax basis of mandatory dividends, as provided by article 195-A of Law no. 6.404/1976. Those funds can only be used for increase in capital stock or absorption of losses.

II - SPECIFIC PRACTICES OF THE ELECTRIC SECTOR

a) Depreciation of Property, Plant, and Equipment in Service

Depreciation is calculated under the straight-line method, and annual depreciation rates are estimated in conformity with Instruction ANEEL 44, as of March 17, 1999 (See note 17 and attachments IV and IV.a.).

b) Property, Plant and Equipment in Construction

In accordance with the Accounting Manual for Electricity Utilities, interest and other financial charges (monetary and exchange variation), related to loans obtained with third parties applied in constructions in progress, are recorded as part of construction costs.

General management fees are recognized in property, plant, and equipment in construction. The recognition of direct costs with personnel and third party services is allowed based on the criteria established by the Regulating Agency (See note 20 and Attachments IV and IVa).

c) Property, Plant and Equipment

Valuated at acquisition or construction cost, plus interest capitalized during the construction period, where applicable.

As provided in CPC Pronouncement 13 - Initial Adoption of Law 11.638/2007 and Executive Act 449/2008, the Company and its subsidiaries will prepare periodic analysis of economic useful lives of their goods starting from January 1, 2009. For public service concession linked goods, the controlled companies will follow the estimate of economical useful lives established by ANEEL.

Physical assets destined to the maintenance of the activities of the Company and its subsidiaries associated with lease-purchase agreements are recorded in property, plant and equipment, with a corresponding entry to financing debt, where applicable. Assets are subject to depreciation, observing their estimated economic useful lives.

The Company and its subsidiaries review the book value of their long-term assets used in their operations whenever events or changes in the circumstances indicate that the carrying amount of an assets or group of assets is not recoverable.

d) Concession-Linked Obligations

Obligations are recorded with a corresponding entry to the contributions received from the Federal Government and consumers, exclusively for investment in the electricity distribution grid. Obligation are recorded as reducers of property, plant and equipment, and at the end of concession, offset against the corresponding assets, including those acquired with the contributions received from the Government and from consumers. Public service concession periods are established by ANEEL (See note 17 and Attachments IV and IVa).

e) Storeroom

Storeroom materials, classified as current assets, are recorded at the average acquisition cost. Those destined to the construction of property, plant, and equipment are classified in noncurrent assets, at acquisition cost. Recognized amounts do not exceed replacement costs or realizable values.

f) Stemming from the General Electric Sector Agreement

In accordance with the provisions of ANEEL Decision 72 of February 7, 2002, the amounts referring to the Extraordinary Tariff Adjustment (RTE) are presented in the account “Consumers and resellers,” as defined in Decision 91 of the Electricity Crisis Management Chamber - GCE, of December 21, 2001 and Law 10,438, of April 26, 2002 (See note 13).

g) Obligations Assumed for the Release of Assets

As established in the Accounting Manual for Electricity Utilities of ANEEL, a provision is recognized along the useful economic lives of thermonuclear plants with the purpose of recognizing the costs to be incurred with their technical-operational deactivation to the respective accrual period, at the end of their useful lives, estimated as being forty year.

The amounts recognized to the result of operations are based on annual quotas established in American dollars at the ratio of 1/40th of estimated expenditures, immediately recorded and translated according to the exchange rate of the end of the accrual month. Liabilities referring to the decommissioning of plants are adjusted according to the American dollar variation (See note 31).

h) Stocks of Nuclear Fuel

The uranium concentrate in stock, the corresponding services and the available nuclear fuel elements inside the reactor and in the so-called pool destined to the elements used, are recorded at acquisition cost.

The consumption of the nuclear fuel elements is recognized to income (loss) of the year as they are used in the generation of power (See note 14).

i) Scheduled Stops

The costs incurred before and during scheduled stops are initially recorded in Current assets. After operations are resumed at the plant, the costs are taken to the result of operations in monthly quotas, until the beginning of the next scheduled stop.

j) Fuel Consumption Account (CCC)

Under the terms of Law 8.631 of March 04, 1993, ELETROBRÁS manages the amounts paid by holders of public electric power service concessions to be credited against the Fuel Consumption Account (CCC), corresponding to the annual share of expenditure with fuels for electricity generation. The amounts recorded in current assets, with a corresponding entry to current liabilities, correspond to the funds available kept in a blocked bank account and to the shares unsettled by concession holders.

k) Global Reversion Reserve Quota (RGR)

Drafts made by ELETROBRÁS in the account of RGR for concession of loans and financing to the concession holders are recorded as liabilities. Interest of 5% per annum is applied on such drafts, starting from the enactment of Law 8.631 in March 04, 1993 (See note 23).

l) Compulsory Loan

It is recorded at principal amount, plus monetary variation, based on the IPCA-E index and interest of 6% per year (See note 22).

III - SPECIFIC ACCOUNTING PRACTICES OF ITAIPU BINACIONAL

In accounting for its operations, Itaipu Binacional follows accounting practices generally accepted in Brazil and Paraguay, with due regard for specific provisions of the International Treaty signed by the Brazilian and the Paraguayan governments on April 26, 1973, which regulates ITAIPU Binacional. Below, the main provisions departing from accounting practices applicable in Brazil:

a) Depreciation of facilities is not recorded, as the revenue is calculated based on charges on liabilities, not being included in the ”Cost of Electricity Service”, according to Attachment C to the Brazil-Paraguay International Treaty;

b) Retained earnings are not part of the Stockholders’ Equity, being appropriated to “Results to be Offset” and reclassified to property, plant and equipment; and

c) In determining the return on equity capital, the realized profits are not taken into consideration, but shown as operating expenses under “Income.”

NOTE 5 - CONSOLIDATION PROCEDURES

I) The Consolidated Financial Statements reflect the balances of assets and liabilities as of December 31, 2008 and 2007, and the results of the operations for the years then ended of the Company, its direct and indirect controlled companies and of the ones with shared control. For equity method and consolidation purposes, financial statements prepared in a functional currency different from the one of the Company are translated into the currency used in the presentation of the statement in Brazil and include the figures of ELETROBRÁS and the ones of the following controlled companies:

	ELETROBRÁS’S INTERESTS

	2008 and 2007

	Direct	Indirect

FURNAS	99.54%	-
CHESF	99.45%	-
ELETROSUL	99.71%	-
ELETRONORTE	98.68%	-
ELETRONUCLEAR	99.81%	-
ITAIPU BINACIONAL (*)	50.00%	-
CGTEE	99.94%	-
ELETROPAR	81.61%	-
CERON	99.96%	-
CEAL	75.16%	-
CEPISA	98.56%	-
ELETROACRE	93.29%	-
MANAUS ENERGIA (**)	100.00%	-
BOA VISTA ENERGIA (***)	-	100.00%
FIDC FURNAS I (****)	-	100.00%
FIDC FURNAS II (****)	-	100.00%
(*) - Under joint control with ANDE (Paraguay)
(**)- Indirect interest through ELETRONORTE until May 2008
(***)- Indirect interest through ELETRONORTE
(****)- Indirect interest through FURNAS

II) The Balance Sheets and the Statements of Operations for the years ended December 31, 2008 and 2007 of consolidated companies are summarized in Attachment VI.

III) We presented below the main consolidation practices adopted:

a) Elimination of the investors’ investments in the investees, with a corresponding entry to its interests in the respective shareholders’ equities;

b) Elimination of intercompany balances receivable and payable;

c) Elimination of intercompany revenues and expenses;

d) Separate identification of the interests held by other shareholders in the equity and in results of the consolidated investees; and

e) In view of the non-existence of unrealized income in intercompany operations, the net income and shareholders’ equity of the controlling company is the same as the one consolidated.

IV) Consolidation procedures of the controlling company in relation to ITAIPU Binacional

a) The Financial Statements of ITAIPU Binacional are prepared originally in North American dollars (functional currency). Assets and liabilities were translated into reais at the exchange rate published by Brazilian Central Bank on December 31, 2008 - US$ 1.00 : R$2.3370 (US$ 1.00 : R$ 1.7713 on December 31, 2007). Income accounts were converted at the monthly average rate;

b) The income to offset of ITAIPU Binacional was adjusted in the consolidated property, plant and equipment;

c) The compensation on equity capital paid by ITAIPU Binacional was recorded as income of the controlling company and eliminated in the consolidation; and

d) All income generated by ITAIPU Binacional in the account "Income to offset of ITAIPU Binacional." was eliminated in the consolidation.

For analytical purposes, a summary of the consolidated balance sheet and statement of operations excluding the effects of ITAIPU Binacional's proportional consolidation is presented below. It is intended to show the influence of ITAIPU Binacional's financial statements in the consolidated financial statements of ELETROBRÁS. Given its specificities, this information should by no means be construed as representing the consolidated financial statements of ELETROBRÁS.

R$ thousand
CONSOLIDATED BALANCE SHEET
(for informative purposes only)

	2008

	EXCLUDING ITAIPU	INCLUDING ITAIPU

Assets
Current
Consumers and resellers	4,286,208	4,341,459
Loans and financing	1,523,743	1,493,271

Other	19,556,500	19,762,927

	25,366,451	25,597,657

Noncurrent
Long-term assets
Loans and financing	22,580,924	13,467,643
Other	12,261,085	12,453,283

	34,842,009	25,920,926

Investments	6,013,715	5,896,865
Property, plant and equipment, deferred charges, and intangible assets	58,567,363	80,638,485

	64,581,078	86,563,350

Total assets	124,789,538	138,053,932

Liabilities and shareholders’ equity

Current
Loans and financing	764,989	1,714,610
Trade accounts payable	3,263,717	2,594,567
Other	9,300,650	9,977,839

	13,329,356	14,287,016

Noncurrent
Loans and financing	6,702,608	18,297,562
Other	18,906,546	19,618,326

	25,609,154	37,915,888

Shareholders’ interest – ANDE	232,667	232,667
Shareholders’ equity	85,618,361	85,618,361

	85,851,028	85,851,028

Total liabilities and shareholders’ equity	124,789,538	138,053,932

R$ thousand
STATEMENT OF OPERATIONS
(for informative purposes only)

	2008

	EXCLUDING ITAIPU	INCLUDING ITAIPU

Operating revenues
Electricity sale and transmission	31.285.832	31.450.764
Deductions	(2.176.281)	(2.176.281)
Other	791.867	791.867

	29.901.418	30.066.350

Operating expenses
Energy purchased for resale	(11.707.884)	(8.832.314)
Depreciation and amortization	(2.339.904)	(2.339.904)
Itaipu’s income to be offset	-	(835.885)
Other	(11.327.052)	(12.522.627)

	(25.374.840)	(24.530.731)

Operating income before financial
income	4.526.578	5.535.619

Financial income (expenses)	4.393.502	3.383.768

Income from participating interests held	665.533	665.533

Other revenues and expenses	(32.951)	(32.258)

Income before Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	9.552.662	9.552.662

CSLL and IRPJ	(3.226.515)	(3.226.515)
Income before ownership interests	6.326.147	6.326.147

Profit sharing	(176.817)	(176.817)
Minority interest	(12.833)	(12.833)

Net income	6.136.497	6.136.497

Earnings per share	R$5,42	R$5,42

NOTE 6 - CASH AND CASH EQUIVALENTS

	R$ thousand

	Company		Consolidated

	2008	2007	2008	2007

Cash in hand and in banks	8,548	25,383	169,244	288,334
Financial investments	9,361,493	4,937,593	12,662,756	7,264,721

	9,370,041	4,962,976	12,832,000	7,553,055
Restricted Cash
CCC	156,354	212,191	156,354	212,191
Commercialization of ITAIPU’s energy	151,135	6,991	151,135	6,991
PROINFA	426,897	615,552	426,897	615,552

Total	10,104,427	5,797,710	13,566,386	8,387,789

Cash and cash equivalents are held at Banco do Brasil S.A., under the terms of specific legislation (Decree Law no. 1.290 of December 3, 1973) applying to mixed-capital companies under federal control, and amendments arising from the Brazilian Central Bank Resolution no. 2.917 of December 19, 2001, which determined new investment mechanisms for companies integrating indirect Federal Administration.

Readily realizable short-term investments are part of off-the-market investment funds, the return on which is calculated based on the Average SELIC Rate.

NOTE 7 - MARKETABLE SECURITIES

ELETROBRÁS and its subsidiaries classify securities as held to maturity based on the management’s strategies for those assets.

Securities held to maturity are recognized at acquisition cost, plus interest and monetary variation with effects to income. Such instruments are adjusted at their probable realizable value, where applicable.

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

NONCURRENT
CFT-E1	208,761	194,405	208,761	194,405
NTN-P	136,160	126,395	140,675	129,737
Partnership results	165,442	313,145	165,442	313,145
Founders’ shares	90,697	652,575	90,697	652,575
Other	12,314	3,152	12,314	3,152

	613,374	1,289,672	617,889	1,293,014

a) CFT-E1 - These non-interest bearing government securities are subject to the General Market Price Index (IGP-M) variation and mature in August 2012. ELETROBRÁS maintains a valuation allowance set up in previous years and adjusted based on discounts applied in Capital Market corresponding to R$ 105,464 thousand as of December 31, 2008 (R$ 91,761 thousand on December 31, 2007), and shown as a reduction of the corresponding asset.

b) NTN-P - These securities, received in payment during the investees’ privatization process, by the disposal of corporate investments according to the National Privatization Program (PND). They are remunerated based on the TR – Reference Rate published by the Central Bank of Brazil, bearing interest at 6% p.a. on the restated value as of the redemption date as from February 2012.

c) PARTNERSHIP RESULTS - These refer to the revenues receivable on investments, under a partnership scheme (See note 16), with an average remuneration equivalent to the IGP-M variation plus interest varying from 12% to 13% p.a. on the capital contributed, as follows:

	R$ thousand

	COMPANY AND CONSOLIDATED

	2008	2007

EATE	49,353	60,839
TANGARÁ	64,620	48,181
ELEJOR	16,226	50,459
ITIQUIRA	-	122,131
Other	35,242	31,535

	165,442	313,145

d) FOUNDER'S SHARES - These arise from restructuring of investment in INVESTCO S.A., with annual earnings in the equivalent to 10% of said companies’ profits, payable together with dividends and redeemable by October 2032 through conversion in preferred shares of capital stock in the companies and values listed below:

	R$ thousand

	COMPANY AND CONSOLIDATED

	2008	2007

PAULISTA LAJEADO	49,975	49,975
LAJEADO ENERGIA	266,798	266,798
EDP LAJEADO	184,577	184,577
CEB LAJEADO	151,225	151,225

Face value	652,575	652,575
Adjustment to present value	(561,878)	-

Present value	90,697	-

As described in note 2, following Law 11.638/07, such securities should be valuated at fair value in compliance with CVM Decision 564/2008 that approved CPC Pronouncement-12.

e) Others - Refer to investment certificates of governmental grants destined for projects executed by the controlled companies CHESF and ELETRONORTE, called FINOR/FINAM. The Company keeps a provision for losses, set up based on the market value, corresponding to R$ 283,690 thousand (R$ 284,414 thousand on December 31, 2007) and shown as a reduction of the corresponding asset.

NOTE 8 - CONSUMERS AND RESELLERS OF ELECTRICITY

I - The receivables relating to consumers and resellers are detailed in Attachment I to these notes and include the regulatory assets described in item I of note 13.

II - Sale of the electricity generated by ITAIPU Binacional

Under Law 10.438 of April 26, 2002, ELETROBRÁS is responsible for the sale in Brazil of the electricity produced by ITAIPU BINACIONAL.

In the year 2008, the equivalent to 86,568 GWh was distributed with the tariff for electricity supplied (purchase) by ITAIPU at US$ 21.99/kW and the tariff for energy transfer (sale) at US$ 23.03/kW.

The results of the ITAIPU Binacional’s electricity sales, under the terms of Decree 4.550, of December 27, 2002, observing the amendments introduced by Decree 6,265, of November 22, 2007, will be appropriated as follows (See item II, of note 13):

a) If positive, to the Residential and Rural consumers of the National Interconnected Power System using up to 350 kWh, through apportionment ratably to the individual consumption and credit of bonuses in the electricity bills.

b) If negative, it is included by ANEEL in the calculation of the contracted power tariff in the year subsequent to the result formation.

In the year 2008, the activity was positive by R$ 389,862 thousand, and respective obligations included in the account “Refund Obligations.”

III - Commercialization of electricity - PROINFA

Sales within the scope of PROINFA generated a positive net income in 2008 of R$ 35,643 thousand (R$ 250,414 thousand on December 31, 2007), not producing effects on ELETROBRÁS’s net income for the year. That is included under the caption “Refund Obligations.”

IV - Electricity Commercialization Chamber - CCEE

The amounts relating to operations performed in CCEE’s sphere of action are recorded based on the information given by CCEE itself.

As a result of those operations in 2008, a net credit of R$ 2,585 thousand was generated for ELETROBRÁS and its controlled companies.

Controlled company FURNAS recorded R$ 293,560 thousand of credits relating to distribution of energy by the former MAE in the period between September 2000 and September 2002. The respective financial settlements have been suspended due to preliminary orders granted in the course of legal actions filed by electricity distribution concessionaires against ANEEL and MAE, presently CCEE. Due to the uncertainty of realization, the Company keeps an Allowance for Doubtful Accounts, corresponding to the full amount of credit taken in the last quarter of 2007.

In accordance with the rules established by the Market Agreement, the resolution of those disputes would imply a new recording, and the attendant settlement between the parties would occur without CCEE’s intervention. To this end, negotiations were initiated with the participation of ANEEL, CCEE and the agents involved, in order to solve judicial disputes connected with the accounting process and liquidation, and enable negotiation of a solution for those actions.

V - Allowance for doubtful accounts

The Company set up and maintains an allowance for doubtful accounts in accordance with rules established by ANEEL, based on an analysis of the overdue receivables and past experience with losses, at an amount deemed sufficient to cover possible losses on any such accounts. The balance as of December 31, 2008 corresponded to R$ 1,546,967 thousand (R$ 1,749,356 thousand on December 31, 2007), and had the following composition:

	R$ thousand

	CONSOLIDATED

	2008	2007

RTE (Free Electricity - loss of revenue and Portion A)	66,998	309,732

Consumers and resellers
Companhia de Eletricidade do Amapá (CEA)	566,283	413,302
Other	620,126	732,762

	1,186,409	1,146,064

Short-term energy – CCEE	293,560	293,560

	1,546,967	1,749,356

For taxation purposes, the excess of provision recorded, taking into account the provisions of Law 9.430/1996 is added to the Taxable Income for IRPJ - Corporate Income Tax - calculation purposes, and to the CSLL – Social Contribution Tax, too.

NOTE 9 - LOANS AND FINANCING GRANTED

Following CPC Pronouncement 14 – Financial instruments, financing and loans granted are classified as financial assets, to be held to maturity. Financing and loans granted (See Attachment II) and their respective charges are recognized until the balance sheet date and are adjusted according to monetary or exchange variation indexes established in contracts.

The market values of those assets correspond to their carrying amounts.

Loans and financing are granted with ELETROBRÁS’ own funds, besides funds of the sector, external funds raised with international development agencies, financial institutions, and issuance of bonds in the international financial market.

All loans and financing are supported by contracts signed with sector companies. Most of these amounts are expected to be amortized in monthly installments over an average 10-year period, at an average of 9.73% p.a. interest rate, weighted by the debt balance.

Loans and financing granted under foreign-currency-restatement clauses represent nearly 50% of the total loan portfolio, whereas those based on indexes representing domestic price levels account for 24% of the portfolio.

I - Receivables of AES-ELETROPAULO - Lawsuit

In 1989, ELETROBRÁS filed a collection action against Eletropaulo, aiming to receive credits from financing not settled at the respective maturities, according to criteria and conditions established in the contract clauses.

A decision was rendered in April 1999, whereby ELETROPAULO was condemned to pay the unsettled financed amount. Subsequently, a final and unappealable decision was rendered, meaning that ELETROPAULO did not file any appeal against the lower court decision. Therefore, an action for the execution of the decision establishing payment was filed by ELETROBRÁS at the 5th Civil Court of Rio de Janeiro.

However, in January 1998, there was a partial spin-off of the assets of ELETROPAULO, giving rise to three different companies - Empresa Metropolitana de Águas e Energia S.A. (EMAE), Empresa Paulista de Transmissão de Energia S.A. (EPTE) and Empresa Brasileira de Energia S.A. (EBE). ELETROPAULO - Eletricidade de São Paulo S.A., had its name changed to Eletropaulo Metropolitana Eletricidade de São Paulo S.A.

ELETROPAULO challenged the legitimacy of the Partial Spin-off Agreement, which was dismissed and the continuation of the execution ordered. In December 2003, ELETROPAULO filed an interlocutory appeal, requesting the suspension of effects against the decision determining the execution. It was granted due to the understanding that ELETROPAULO would not be legitimate to bear the execution, but CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (the former EPTE), due to the effects of the mentioned partial spin-off agreement.

Extraordinary and Special appeals were filed by ELETROBRÁS discussing the decision about the appeal of ELETROPAULO, being granted in the sense that the execution should continue and that the defense of ELETROPAULO should be challenged through motion to stay collection filed by the debtor and not through a plea of lack of jurisdiction. ELETROPAULO filed a motion for clarification of judgment, a special appeal according to specific court regulations and finally a request for resolution of conflict in decision. A final decision was rendered in November 2007, denying all the Appeals of ELETROPAULO. After exhausting all possibility of success before the Superior Court of Justice - STJ, ELETROPAULO presented an extraordinary appeal to the Supreme Federal Court - STF, which was denied by the decision of a single Judge, as published on March 28, 2008.

In view of that scenario, the management of ELETROBRÁS will go ahead with the execution and, supported by the opinion of its legal advisors, considers the realization of the credit as practically certain.

As of December 31, 2008, such credits corresponded to R$ 385,171 thousand, considering the original clauses of the contract with ELETROPAULO, which, adjusted according to the indexes practiced by the justice, reach the amount of R$ 1,061,329 thousand. The Company’s management, in a conservative posture, did not record the adjustment portion based on criteria different from those agreed upon in the contracts, opting to wait for the execution.

II - Allowance for Doubtful Accounts

The Company conservatively maintains a provision for doubtful accounts referring to the principal and debt service of several defalt other companies in the amount of R$ 117,675 thousand (R$ 80,630 thousand on December 31, 2007). These allowances are deemed sufficient by the Company’s management to cover possible losses on any such accounts, based on analyses of the portfolio.

NOTE 10 - RESCHEDULED RECEIVABLES

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

CURRENT
CEB	8,450	54,347	40,807	91,834
CELG	63,617	48,217	88,076	72,392
AES-SUL	12,288	10,227	12,288	10,227
CEMAT	-	-	108,694	25,034
Rollover of States’ debts	-	-	141,130	188,867
Other	16	12	228,876	137,921

	84,371	112,803	619,871	526,275

NONCURRENT
CEB	475	1,201	185,826	181,341
CELG	181,307	175,636	467,404	476,199
AES-SUL	17,852	27,114	17,852
Rollover of States’ debts	-	-	586,157	965,006
Other	12	8	813,063	298,220

	199,646	203,959	2,070,302	1,920,766

	284,017	316,762	2,690,173	2,447,041

The rescheduled receivables are formalized through agreements stipulating repayment of accumulated debt in installments and interest rates and monetary restatement, as well as the term for amortization of the principal and charges. The Company deems all these receivables recoverable, the following being worth mentioning:

a) Receivables arising from Electricity passed on to CEB

ELETROBRÁS has receivables from CEB arising from sale by FURNAS of electricity generated by ITAIPU Binacional, which have been subrogated since January 2003. In that year, these receivables were rescheduled due to default on the part of Distrito Federal corresponding to R$ 163,892 thousand. Through the rescheduling, among other things, the repayment of overdue debt by the end of 2008 (i.e., in 60 months’ time) is stipulated, with SELIC-rate based restatement and collaterals, through direct transfer to ELETROBRÁS by the financial institution working for CEB of 4% of the latter’s gross monthly sales. The amount receivable as of December 31, 2008 was R$ 8,450 thousand (R$ 54,347 thousand on December 31, 2007).

FURNAS also rescheduled receivables from CEB, in the amount of R$ 191,129 thousand, referring to its own energy, payable in 144 monthly installments beginning in August 2003, each installment corresponding to 3% of its gross sales, with the possibility of automatic extension to the date of the final payment. As of December 31, 2008, the balance adjusted according to the IGP-M index, plus 1% interest p.m. was R$ 217,708 thousand (R$ 218,828 thousand on December 31, 2007), from which, and amount of R$ 185,351 was recorded in noncurrent assets (R$ 181,341 thousand on December 31, 2007). Part of these credit rights corresponding to R$ 162,000 thousand was assigned to the FIDC – Credit Rights Investment Fund – FURNAS II (See note 23).

b) Receivables from electricity passed on to CELG

In 2003, ELETROBRÁS rescheduled with CELG the receivables arising from ITAIPU Binacional’s pass-on of energy to CELG and subrogated by FURNAS to ELETROBRÁS, in the amount of R$ 392,021 thousand. The terms of the rescheduling establish the realization of those receivables by direct transfer by the financial institution who collects CELG’s bills, of 3.34% of the latter’s gross monthly sales. The period for the payment is 216 months from January 2004 on and with the debt balance subject to restatement based on the U.S. dollar variation against the real. The amount receivable as of December 31, 2008 corresponded to R$ 244,924 thousand (R$223.853 thousand on December 31, 2007), of which R$ 181,307 thousand was recorded in noncurrent assets (R$ 175,636 thousand on December 31, 2007).

In a similar way, in December 2003 the controlled company FURNAS rescheduled R$378,938 thousand, referring to own energy credits, payable in 216 months and subject to monthly restatement based on the IGP-M variation and bearing interest at 1% p.m. The monthly payment corresponds to 2.56% of CELG’s gross sales, with guarantee supported by a blocked bank account. The debt balance as of December 31, 2008, was R$ 310,557 thousand (R$ 324,738 thousand on December 31, 2007). Part of these credit rights corresponding to R$ 258,000 thousand was assigned to the FIDC – Credit Rights Investment Fund – FURNAS II (See note 23).

c) Rollover of States’ debts

In accordance with the Public Sector Financial Recovery Program implemented by Law No 8.727/93, FURNAS entered into a receivables assignment agreement with the Federal Government in order to refinance CELG’s power purchase debt existing at that time, which have been paid in 240 monthly installments since April 1994. Receivables are restated by the IGP-M at 11% p.a., and amounted to R$ 571,615 thousand as of December 31, 2008, (R$527,027 thousand on December 31, 2007), of which R$ 458,379 thousand was recorded in noncurrent assets (R$ 438,455 thousand on December 31, 2007). Part of these credit rights corresponding to R$ 228,000 thousand was assigned to the FIDC – Credit Rights Investment Fund – FURNAS II (See Note 23).

Also, the controlled company ELETROSUL had receivables amounting to R$676,230 thousand as of December 31, 2008 (R$ 626,846 thousand on December 31, 2007), against the Federal Government, which are restated by the IGP-M, bearing interest of 12.68% p.a., arising from the assumption of the controlled company’s rights against the state-controlled electricity concessionaires, which have been realized since April 1994, in 240 monthly installments.

In accordance with the legislation in force, should any receivable balance still remain after the 20-year period has elapsed, the repayment may be extended for another 10 years. Such hypothesis is foreseen, since the Federal Government only passes on the resources actually received from the States, which are legally limited to the commitment of the revenues.

NOTE 11 - RETURN ON INVESTMENTS

This refers to dividends and interest on equity capital, net from Withholding Income Tax, arising from investments of permanent nature held by ELETROBRÁS and breakdowns as follows:

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

FURNAS	251,607	164,121	-	-
CHESF	541,878	238,680	-	-
ITAIPU Binacional	14,022	10,628	-	-
ELETROSUL	135,713	46,842	-	-
ELETRONUCLEAR	28,749	27,893	-	-
ELETROPAR	8,268	-	-	-
CEMAR	48,340	57,990	48,340	57,990
CTEEP	102,156	33,295	102,156	33,295
Other	82,233	55,908	110,597	61,183

	1,212,966	635,357	261,093	152,468

NOTE 12 - TAX CREDITS AND DEFERRED TAX ASSETS

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

CURRENT ASSETS
Withholding income tax (IRRF)	749,478	1,386,390	818,616	1,448,174
Prepaid Corporate Income Tax (IRPJ) and Social	663,844	383,218	776,102	397,724
Contribution Tax (CSLL)
Tax loss carryforwards	-	-	28,880	19,423
Temporary IRPJ/CSLL differences	-	-	293,631	408,102
PASEP/COFINS (taxes on sales) to be offset	5,031	3,607	74,308	50,381
Recoverable ICMS (State VAT)	-	-	72,169	67,899
Other	-	-	18,144	89,296

	1,418,353	1,773,215	2,081,850	2,480,999

The above tax credits will be offset upon filing of the Company’s 2009 Income Tax Return for calendar year 2008 against corporate income and social contribution tax liabilities (See note 24).

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

NONCURRENT
Recoverable ICMS	-	-	781,341	948,318
Tax loss carryforwards	-	-	-	50,895
Provision for interest on equity capital	583,187	239,185	583,187	239,185
Temporary differences	-	-	173,062	83,549
Provision for contingencies	481,718	457,407	481,718	469,115
Allowance for doubtful accounts	48,874	67,155	40,874	69,527
Provision for reduction in market value	132,312	127,899	132,312	130,049
Adjustment as per Law 11.638/07 - RTT	102,077	-		-
PIS/COFINS			564,384
Other	-	460,216	30,070	535,575

	1,348,168	1,351,862	2,786,948	2,526,213

Deferred tax credits refer to temporary differences in IRPJ and CSLL tax bases, and will be used as these differences are realized.

Considering the Company's profitability record and the expected taxable income generation in the next years, the recognition of those assets depends on the realization of the recorded deferred tax assets. This realization is grounded in the analysis of future trends and technical studies based on internal assumptions, macroeconomic, commercial and tax scenarios that may change in the future.

Given the nature of tax credits, their realization is expected for the next five to eight fiscal years, when triggered by taxable events.

Circular Letter no. 2.775/2008 - SFF/ANEEL of December 24, 2008, provides among other things procedures for the closing of the Financial Statements of 2008 of concession holders, the return to the Fuel Consumption Account of the amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for the generation of electricity under the non-cumulative system in period between 2004 and 2008.

The management of the subsidiary company Manaus Energia understood until the year 2007 that the fuel bought to generate power, subsidized by CCC, did not entitle rights to credits in the determination of PIS/PASEP and COFINS and acted accordingly. In view of the new facts, the management of that controlled company, based on the opinion of their legal counselors, gathered information on all acquisitions of oil made in the period ANEEL established, determining a tax credit of R$ 460,493 thousand that was recognized in Noncurrent assets, observing the assessment periods of the last five years.

The use of the tax credits recognized in 2008 depends upon the future operations that generate debt, a fact that, in the opinion of the management of that subsidiary, will occur, even if the oil is replaced by natural gas as input in the generation of electricity.

However, to avoid possible risks of the statute of limitations period of such credits recognized under the provisions of Laws 10.637/2002 and 10.833/2003, the management of the controlled company, instructed by their legal advisors, filed a motion to toll the statute of limitations with the Federal Government.

The corresponding CCC debits related to ICMS (State VAT) are recognized at their original values and at the ratio established in Law 8.631/1993. The one referring PIS/PASEP and COFINS (sales taxes) were determined observing the amounts that exceed the percentages defined in Law 8.631/1993. However, ANEEL, through Technical Note SFF/ANEEL no. 359/08 of August 11, 2008, expressed the understanding that the reimbursement should be made at the full recoverable value.

The management of the controlled company, supported by their legal advisors, requested at court the suspension of the effects of the mentioned regulating agency’s decisions, that is, Decisions ANEEL 432/2007 and 303/2008 and Circular Letter 2.775/2008 - SFF/ANEEL, that had their effects suspended.

Unconstitutionality of PIS/PASEP and COFINS: The Supreme Court declared unconstitutional the section 1, art. 3 of Law 9.718/98, which expanded the PIS/PASEP and COFINS tax bases, and renewed the billing concept so it now encompasses all revenues earned by legal entities, regardless of the type of activity carried out and the accounting classification adopted. That provision had no legal supporting basis, which is why it was subsequently amended.

Based on the CTN, Brazilian Tributary Code, the ELETROBRÁS System’s companies filed an appeal claiming for recognition of the right to, and actual reimbursement of the amount paid in excess, because the expansion of PIS/PASEP and COFINS tax bases is unconstitutional. To the date of completion of these financial statements, the claims had not been judged.

The ELETROBRÁS System’s companies hold potential PIS/PASEP and COFINS credits waiting for a decision, and therefore, not recognized on these Financial Statements, given that the decision on the unconstitutionality of the matter only benefits the companies whose appeals have already been judged.

NOTE 13 - REGULATORY ASSETS

I - General Agreement for the Electricity Sector

In 2001, the Brazilian electricity sector was subjected to an Emergency Electricity Consumption Reduction Program, with the Federal Government forming the Electricity Crisis Management Chamber to manage demand adjustment programs, coordinate actions to increase energy supply, and implement emergency measures during the rationing period which lasted from June 1, 2001 to February 28, 2002.

Under Law 10.438/2002, which put into practice the legal instruments for implementation of the General Electric Sector Agreement due to the Reduction Program, ANEEL was authorized to implement the RTE – Extraordinary Tariff Adjustment, with the objective of standing up to the financial impact on the Brazilian Interconnected Electric System, then under the effect of the said program.

In that scenario, electricity generating companies recognized credits related to ‘free energy’, revenue loss and ‘Portion A’, realizable under the terms of the General Agreement for the Electricity Sector, through Extraordinary Tariff Adjustment (RTE) and collected from final consumers, with variable maturities defined by ANEEL for the different distributors.

In compliance with Circular Letter ANEEL 2.409, of December 14, 2007, the Company recognized losses stemming from ‘free energy’ not billed by distributors within the period established in the regulations, corresponding to R$ 268,612 thousand (R$ 299,686 thousand). That is recorded in the account "Losses in the recovery of assets" in the group of operating expenses, which was fully accrued for until the fourth quarter of 2007.

The net residual amounts deriving from the General Electric Sector Agreement which were recorded as regulatory assets can be seen under “Consumers and Resellers” (See Attachment I) as follows:

R$ thousand

CONSOLIDATED

RTE – Portion A, Free Energy and Generating Company Reimbursement
Balance as of December 31, 2007	526,702
(-) Losses	(268,612)
(-) Actual	(160,213)

Realizable balance as of December 31, 2008	97,877

Allowance for doubtful accounts
Balance as of December 31, 2007	(309,732)
(+) Reversal	257,309
(-) Recognition	(14,575)

Realizable balance as of December 31, 2008	(66,998)

30,879

Under the terms of the mentioned ANEEL Circular Letter No. 2,409/2007, the realizable balance corresponding to ‘free energy’, net of losses already recognized, is R$ 97,877 thousand (R$526,702 thousand on December 31, 2007) and will receive the same treatment in case it is not realized within the established periods. Most of the amounts will mature by 2009.

In accordance with the terms of the same ANEEL Circular Letter, and supported by studies prepared by management, the Company has set up an allowance for doubtful accounts of R$66,998 thousand on December 31, 2008 (R$ 309,732 thousand on December 31, 2007), deemed sufficient to cover possible losses that may be sustained until the end of the realization period.

II – Resulting from the sale of electricity generated at ITAIPU Binacional

Pursuant to Law No. 11.480/2007 the adjustment rate applied to the financing contracts entered into with ITAIPU Binacional and the credit assignment agreements entered into with the Federal Treasury starting in 2007 was withdrawn. Accordingly, ELETROBRAS is entitled to fully maintain its flow of receipts.

Besides, Decree 6.265 of November 22, 2007 was also issued with the purpose of regulating the sale of ITAIPU Binacional’s electricity, defining the different rate to be applied to the energy transfer rate, creating a regulatory asset for the annual difference calculated, corresponding to an annual adjustment factor taken from financing contracts to be annually included in the energy transfer rate starting in 2008.

Accordingly, from 2008, the rate charged for transferring the energy from ITAIPU Binacional includes the difference caused by the elimination of the annual adjustment factor, whose amounts should be annually defined through an Interministry Ordinance issued by the Finance Ministry and Ministry of Mining and Energy. The energy transfer rate in effect in 2008 includes an amount of R$ 502,429 thousand, (or US$ 214,989 thousand), approved by the Finance Ministry and Ministry of Mining and Energy Interministry Ordinance No. 398/2008.

The balance of regulatory assets represented by the caption “Rights to reimbursement” in non-current assets results from the sale of ITAIPU Binacional’s electricity in the period from January to December 2008. It totals R$ 4,312,809 thousand, corresponding to US$ 1,845,447 thousand.

Therefore, the loss of financial revenue of ELETROBRÁS caused by the elimination of the adjustment factor from financing contracts executed with ITAIPU Binacional was offset by its addition to the energy transfer tariff, not generating losses to the Company.

The method for determination of the regulatory asset was defined by Interministry ordinance MME/MF 313/2007 of December 11, 2007.

NOTE 14 - NUCLEAR FUEL INVENTORIES

The nuclear fuel used in Angra I and Angra II thermonuclear plants comprises elements produced with metal alloys and uranium pellets.

In this initial stage, the uranium ore, and the services required for its production are acquired and accounted for as non-current long-term assets under Nuclear Fuel Inventories. After the production process is finished, the portion to be consumed during the following 12 months is classified as current assets under the caption “Storeroom.” As of December 31, 2008, the amount totals R$ 323,064 thousand (R$ 286,315 thousand on December 31, 20067.

The monthly amortization is recognized as operating expenses in a proportionate manner, taking into account the energy actually generated monthly, in comparison with the total energy calculated for each fuel element. Periodically, inventories and assessments of the nuclear fuel elements, which have been through the electricity generation process and are stored at the spent fuel deposit, are performed.

Nuclear fuel inventories for the operation of Angra I and Angra II thermonuclear plants were as follows as of December 31, 2008:

	R$ thousand

	CONSOLIDATED

	2008	2007

NONCURRENT
Nuclear fuel inventories
Uranium concentrate	104,442	71,301
Ready elements	146,736	194,633
Storeroom supplies	259,213	242,615
Ongoing services - nuclear fuel	214,751	148,639

	725,142	657,188

NOTE 15 - ADVANCES FOR AN INCREASE IN PARENT COMPANY’S OWNERSHIP INTEREST

The amounts referring to advances for future capital increase of the companies listed below are recorded by ELETROBRÁS under Noncurrent assets:

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Controlled companies:
FURNAS	31,154	31,154	-	-
CHESF	294,397	294,397	-	-
ELETROSUL	94,576	94,576	-	-
ELETROPAR	62,285	62,285	-	-
ELETRONORTE	-	1,337,552	-	-
ELETRONUCLEAR	-	264	-	-
CEAL	158,300	121,675
ELETROACRE	85,542	80,553

	726,254	2,022,456	-	-

Other investments	4,027	4,027	4,027	4,027

	730,281	2,026,483	4,027	4,027

ELETROBRÁS decided to pay in the entire advance for future increase in capital granted to ELETRONORTE, during general meetings that controlled company held on May 28, 2008 and December 11, 2008.

NOTE 16 - INVESTMENTS

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Equity in earnings of controlled companies
a) Controlled companies (Attachment III)	39,935,810	39,344,716	-	-
b) Affiliated companies
CEEE-D (b)	9,499	18,951	9,499	18,951
CEEE-GT (b)	127,368	105,234	127,368	105,234
EMAE (b) (c)	267,765	252,219	267,765	252,219
CEMAT (b) (c)	456,883	455,384	456,883	455,384
CTEEP (a) (c)	1,447,818	1,393,534	1,447,818	1,393,534
CEMAR (a)	197,943	169,790	197,943	169,790
CELPA (b)	366,953	379,584	366,953	379,584
LAJEADO ENERGIA (a) (c)	219,806	218,446	219,806	218,446
CEB LAJEADO (b) (c)	78,173	61,233	78,173	61,233
EDP LAJEADO (a) (c)	103,771	102,957	103,771	102,957
PAULISTA LAJEADO (b) (c)	23,380	23,380	23,380	23,380
ENERPEIXE (d)	-	-	420,960	350,763
STN (d)	-	-	112,780	97,020
ARTEMIS (d)	-	-	68,142	64,976
SC ENERGIA (d)	-	-	110,396	69,005
RS ENERGIA (d)	-	-	61,847	73,492
UIRAPURU (d)	-	-	20,212	19,600
ETAU (d)	-	-	12,487	11,713
TRANSLESTE (d)	-	-	13,420	11,896
TRANSIRAPÉ (d)	-	-	6,029	5,474
TRANSUDESTE (d)	-	-	8,500	7,500
CENTROESTE DE MINAS (d)	-	-	6,514	6,440
CHAPECOENSE (d)	-	-	270,855	230,000
INTESA (d)	-	-	91,566	73,505
AMAZÔNIA – AETE (d)	-	-	25,200	21,300
ENERGÉTICA (d)	-	-	123,970	74,240
SERRA DO FACÃO (d)	-	-	273,713	95,743
RETIRO BAIXO (d)	-	-	67,188	-
BAGUARI ENERGIA (d)	-	-	61,925	-
BRASNORTE (d)	-	-	39,600	-
AMAPARI (d)	-	-	41,423	-
ENERGIA SUSTENTÁVEL (d)	-	-	100,004	4
Other (d)	-	-	6,473	48,888

	3,299,359	3,180,712	5,242,563	4,442,271

Acquisition cost
CESP	268,679	268,679	268,679	268,679
CELESC	28,241	28,241	28,241	28,241
AES TIETÊ	23,046	23,046	23,046	23,046
COELCE	15,328	15,328	15,328	15,328
CDSA	11,801	11,801	11,801	11,801
SAELPA	11,272	11,272	11,272	11,272
EATE	16,960	17,548	16,960	17,548
TANGARA	21,738	28,016	21,738	28,016
ELEJOR	9,829	44,606	9,829	44,606
GUASCOR	3,300	3,300	3,300	3,300
ITIQUIRA	-	41,339	-	41,339
Other investments	37,355	43,534	244,108	257,691

	447,549	536,710	654,302	705,867
	43,682,718	43,062,138	5,896,865	5,193,138

(a) Financial statements audited by other independent auditors.
(b) Audit opinion of the independent auditors related to the Financial Statements not available until the closing date of these financial statements.
(c) It does not have an interest in voting capital. However, it has a significant influence on the Company’s management.
(d) Indirect interests through subsidiaries of the Company.

Several lawsuits against ELETROBRÁS are under way, whose proceedings are at different stages (See Note 30). The assets below, representing 6.32% of the total investment portfolio, were pledged as guarantee for the Company to appeal against court decisions on these lawsuits:

	R$ thousand		R$ thousand

Investments	Investment amount	Blocking percentage	Blocked investment

CTEEP	1,447,818	91.71%	1,327,794
EMAE	267,765	100.00%	267,765
CESP	269,679	95.82%	258,406
AES TIETÊ	23,046	89.19%	20,555
COELCE	15,328	100.00%	15,328
DUKE	3,344	62.48%	2,089
CEMAT	456,883	86.64%	395,843
CEB	3,528	50.00%	1,764
CELPA	366,953	96.99%	355,908
CELPE	4,689	71.55%	3,355
CELESC	28,241	15.24%	4,304
CEEE-GT	127,368	87.39%	111,307

	3,014,642		2,764,418

Other investments	40,668,076	-	-

	43,682,718	6.32%	2,764,418

Over the last few years ELETROBRÁS entered into partnerships in projects with private investors in which ELETROBRÁS acts as minority stockholder, owning preferred shares. These enterprises’ objective is to operate in the electricity generation and transmission areas. The invested amounts are classified as Noncurrent assets - Investments.

Likewise, considering the needs of investment of the Electric Sector and in accordance with the Federal Government's intention to obtain new resources under the conditions established by Law 10.438/2002, the ELETROBRÁS’ controlled companies participate as minority shareholders in companies formed to exploit the electricity service concessions. These operations are classified as Acquisition Cost – Others where applicable.

a) ENERPEIXE - Refers to the 40% interest of FURNAS in the capital stock of Enerpeixe S.A, which has as purpose the construction and operation of UHE Peixe Angical, located by the river Tocantins, whose generation capacity is 452 MW. It started operations in May 2006.

b) Empresa Sistema de Transmissão Nordeste S.A (STN) was formed by CHESF and Alusa - Cia. Técnica de Engenharia Elétrica for exploitation of a 546 km, 500 kV transmission line concession in the region between Teresina (State of Piauí) Sobral and Fortaleza (State of Ceará). The capital of Empresa Sistema de Transmissão Nordeste S.A. is distributed in the following proportion: Alusa holds 51% and CHESF 49% of the capital stock of STN. The enterprise was concluded in December 2005 and commercial operations began in January 2006.

c) TRANSLESTE – A specific purpose company incorporated in 2003 with the objective of implanting and exploiting for a period of 30 years a transmission line connecting Montes Claros and Irapé (both in the State of Minas Gerais), with a voltage of 345 kV, and 150 km of extension. The interest of the controlled company FURNAS in that company corresponds to 24% of capital stock. The operation of the transmission line started in 2005.

d) TRANSIRAPÉ - A company incorporated in 2004, with the purpose of constructing, operating, and maintaining the facilities of the electricity transmission line between Irapé and Araçuaí (both in the State of Minas Gerais), with a voltage of 230 kV and 65 km of extension. The interest that FURNAS holds in that company corresponds to 24.5% of capital. The operation of that transmission line started in 2007.

e) ARTEMIS Transmissora of Energia S.A. - is a company whose objective is the exploitation of 525 kV transmission lines, connecting Salto Santiago and Ivaiporã and Ivaiporã and Cascavel D’Oeste, where the controlled company ELETROSUL holds 46.5% of the shares. Operations began in October 2005.

f) SC ENERGIA - Empresa Transmissora de Energia Elétrica de Santa Catarina S.A. is a company whose objective is the exploitation of a 375 Km, 525 kV transmission line, connecting Campos Novos with Blumenau (both in the State of Santa Catarina). ELETROSUL holds 100% participating interests in its capital stock. Operations began in September 2006.

g) TRANSUDESTE - a company incorporated in 2004, with the purpose of implanting and exploiting for a period of 30 years the transmission line connecting Itutinga with Juiz de Fora (both in the State of Minas Gerais), with a voltage of 345 kV, and 140 km of extension. The interest that FURNAS holds in that company corresponds to 25% of capital. The operation of that transmission line started in 2007.

h) CENTROESTE DE MINAS - company incorporated in 2004 with the objective of implanting and exploiting for a period of 30 years the transmission line connecting Furnas and Pimenta (both in the State of Minas Gerais), with a voltage of 345 kV, and 75 km of extension. The interest that FURNAS holds in that company corresponds to 49% of capital.

i) Chapecoense Geração S.A. – A specific purpose company that has as objective to build and exploit UHE Foz do Chapecó, located by river Uruguai. FURNAS holds interest of 49% in the capital of the company that will manage the plant, with capacity of 885 MW, which will be operated by the consortium composed of CPFL, with 51%, CHAPECOENSE, with 40%, and CEEE GT with 9% interest. FURNAS will be responsible for the performance of engineering activities. The operation of the first machine is projected to start in 2010.

j) RS ENERGIA - Empresa de Transmissão de Energia do Rio Grande do Sul - A specific purpose company organized in 2005, for the construction, operation and maintenance of 274 Km of 525 kV transmission lines, connecting Campos Novos (State of Santa Catarina) and Nova Santa Rita (State of Rio Grande do Sul), with a concession period of 30 years. The beginning of operations is projected to the first half of 2009. ELETROSUL holds 100% of shares representing the capital of RS ENERGIA.

k) Uirapuru Transmissora de Energia S.A. - Empresa de Transmissão de Energia do Rio Grande do Sul. A specific purpose company organized in 2004, for the construction, operation and maintenance of the 274 Km, 525 kV transmission line, connecting Ivaiporã and Londrina (both in the State of Paraná), with a concession granted for 30 years. ELETROSUL holds 49% of shares of Uirapuru, and the company Cymi Holding S.A. holds the remaining 51%. The operation of the transmission line started in 2006.

l) ETAU - Empresa Transmissora do Alto Uruguai S.A. - A specific purpose company organized for the construction, operation and maintenance of a 187 Km, 230 kV transmission lines, connecting Campos Novos and Barra Grande (both in the State of Santa Catarina), with a concession granted for 30 years. ELETROSUL holds 27.4% of the shares of the capital stock of ETAU, and the companies Terna Participation S.A., DME Energética Ltda., and Companhia Estadual de Energia Elétrica – CEEE hold 52.6%, 10%, 10% respectively. The operation of that transmission line started in 2005.

m) INTESA - Integração Transmissora de Energia S.A. - A specific purpose company incorporated for construction, implantation, operation, and maintenance of a 500 kV Transmission line connecting Colina and Serra da Mesa 2, 3rd circuit, with a concession granted for 30 years. The capital of INTESA is distributed as follow: ELETROBRÁS holds 49% (CHESF - 12% and ELETRONORTE - 37%) and Fundo de Investimentos em Participações Brasil Energia - FIP, holds 51%. Commercial operations started in 2008.

n) Amazônia Eletronorte Transmissora de Energia S.A. - A specific purpose company incorporated for the construction, operation, and maintenance of 2 transmission lines with capacity of 230 KV, connecting Coxipó and Cuiabá (both in the State of Mato Grosso), with an extension of 25 km and from Cuiabá to Rondonópolis (also in the State of Mato Grosso) with an extension of 168 km. It started is operations in September 2005. ELETRONORTE holds 49% of the capital stock of AETE.

o) Energética Águas da Pedra S.A. - A specific purpose company had as origin the Aripuanã Consortium, for contracting of energy from new enterprises, with subsequent grant of a concession within the Regulated Contracting Environment, for implantation of UHE Dardanelos. ELETROBRÁS holds 39% interests of in that company (CHESF – 24.50% and ELETRONORTE. 24.50%) together with Neoenergia S.A. that holds 51%. The Plant will be implanted by river Aripuanã, located in the northern region of the State of Mato Grosso, with an assured capacity of 261 MW, and total energy of 154.9 average MW. The first machines are scheduled to start operations in 2011, and 147 average MW were sold for the period 2011 to 2041, within the 30 year-concession period.

p) Serra do Facão S.A. - A specific purpose company incorporated with the objective of constructing and operating UHE Serra do Facão, with an installed capacity of 210 MW, located by the river São Marcos, in the State of Goiás. The stockholding of FURNAS in the mentioned consortium through Serra do Facão Participações S.A. is 79.79% . The beginning of operations of the first machine is projected to 2010.

q) Consórcio MESA S.A. - A specific purpose company organized in 2007 with the objective of building and operating the project of construction of UHE Santo Antônio, by river Madeira, in the State of Rondônia. FURNAS holds 39% interests in the capital stock of Consórcio MESA. Odebrecht Investimentos holds 17.6%), Andrade Gutierrez Participações 12.4%, CEMIG 10%, Fundos de Investimentos e Participações da Amazônia 20% and Construtora Norberto Odebrecht 1%.

r) RETIRO BAIXO – A specific purpose company organized with the purpose of implanting and managing UHE Retiro Baixo, with an installed capacity of 82 MW, located by River Paraopeba, along the municipalities of Curvelo and Pompeu. FURNAS holds interests of 49% in its capital stock. The work started in March 2007 and the beginning of the commercial operation of the first machine is projected to January 2009.

s) BAGUARI ENERGIA - A specific purpose company incorporated to implant and operate UHE Baguari, located by River Doce, in the State of Minas Gerais, with capacity of 140 MW and implantation projected to the second half of 2009. FURNAS holds interests corresponding to 30.61% in its capital stock.

t) ENERGIA SUSTENTÁVEL DO BRASIL S.A. - A specific purpose company that aims to operate the concession and sale of power from UHE Jirau, by River Madeira, State of Rondônia, with minimum installed capacity 3,300 MW, and beginning of operations projected to 2013. ELETROBRÀS holds 40% participating interests in the capital of the company (CHESF 20% and ELETROSUL 20%) together with the companies Suez Energy South America Participações Ltda. (50.1%) and Camargo Corrêa Investimentos em Infraestrutura S.A. (9.9%) . The concession period is 35 years.

u) Brasnorte Transmissora de Energia S.A – A specific purpose company organized in 2007, with the objective of managing the public service concession of Transmission Line Juba -Jauru, a lined of 230 kV, with 129 Km of extension; Transmission Line Maggi – Nova Mutum, 230 kV line, with 273 Km of extension; Subestation Juba, (230/138 kV) and Substation Maggi (230/138 kV). ELETRONORTE holds 45% in interests in that company, TERNA PARTICIPAÇÕES S/A holds 35% and BIMETAL IND. E COM. DE PRODUTOS METALÚRGICOS LTDA holds 20%.

v) Amapari Energia S.A. – A specific purpose company organized in 2007 in a partnership between MPX Energia S.A. and ELETRONORTE. Its purpose is being an Independent Producer of Electricity, with initial installed capacity of 23.33 MW. That is a diesel-based thermoelectric plant (UTE), located in the Municipality of Serra do Navio, in the State of Amapá. ELETRONORTE hold 49% interests in its capital and MPX Energia holds 51%.

x) ELETRONET – The controlled companies FURNAS, CHESF, ELETROSUL, and ELETRONORTE started operating the transmission of information signals, using part of their electricity transmission infrastructure, with intermediation of the controlled company LIGHTPAR, in a joint venture with private companies, where it holds minority interest in the capital stock of ELETRONET, a company formed specifically for rendering feasible the business of providing transmission for information signals and telecommunication services

To assure the feasibility of the business, the companies identified the need of an association with private companies and with a company of ELETROBRÁS system to be an intermediate, and act as representative on behalf of the companies and under their guidance in achieving the business targets in the use of their infrastructure along with the private partner.

ELETROPAR holds minority interest in the capital of Eletronet S.A. - ELETRONET (49%) and acts as the representative of the interests of the other companies electricity supplying companies controlled by ELETROBRÁS. ELETROPAR transfers the earnings of the business to the other companies, and is compensated for the management service. The expenses it incurs in relation to that business are refunded.

Since September 20, 2002, ELETROPAR assumed the management of ELETRONET, due to delinquency on the part of the majority shareholder - AES Bandeirante Empreendimentos Ltda. - in contributing with the value of monetary restatement referring to the fourth portion of capital stock.

In 2003, the administrative council of ELETRONET, decided to declare it bankrupted, as all possible other measures to assure its maintenance and reach a final solution had been exhausted.

The declaration of bankruptcy was approved in the extraordinary meeting at ELETRONET, held in April 2003, which authorized the managers to take all applicable legal measures.

In May 2003, ELETRONET, represented by its managing partners, requested the filing of its statement of bankruptcy with the Judiciary, together with a preliminary request to continue in business. The 5th Business Bankruptcy Court declared the bankruptcy under the requested manner. In that condition, ELETRONET continued its operations under the management of the Judiciary.

In June 2006, ELETROPAR along with Bankrupt ELETRONET S.A. was notified by CHESF, ELETRONORTE, ELETROSUL, and FURNAS, called assignor companies, about the termination of contract no. ECE-1166/99, executed with ELETROPAR on June 29, 1999 and its amendments. The referred contract allowed the transfer to ELETRONET, as well as the reimbursement of 50% of the cost incurred by the latter in the management of the communication structure. We point out, however, that such termination does not cancel the rights of receiving the credits corresponding to the due reimbursements payable and collectible until December 31, 2006. Based on contract clauses, the assignor companies claim the following out of the court: i) to regain possession of the assets comprising the implemented infrastructure for the rendering of telecommunications services; ii) the right to claim the optical cables; and iii) determining the maintenance of the essential services to the national integrated electricity transmission system, as well as the continuance of the services rendered by ELETRONET employees. On the same date, the assignor companies filed an injunction at the 5th Business Lower Court of Rio de Janeiro about the issue mentioned above, which was granted, on January 14, 2008, and which still waits for the deposit in the checking account of ELETRONET's bankrupt estate of the amount of R$ 380,000 thousand, determined according to the report drawn up by an expert. In view of that decision, the assignor companies and LT BANDEIRANTES EMPREENDIMENTOS Ltda. (successor of AES Bandeirantes Empreendimentos Ltda and partner of ELETROPAR in ELETRONET S/A) and the bankrupt estate of ELETRONET S.A. filed Interlocutory appeal against interim decision. Neither an interim relief nor a stay of proceedings was granted in any of the cases.

It is worth mentioning the existence of an understanding on the part of the 5th Bankruptcy Court, dated May 09, 2007, included in page 4.781 of the bankruptcy proceedings, declaring that there is no evidence of bankruptcy crime, a fact that, besides the statute of limitations occurred on May 15, 2007, made unnecessary the execution of a court investigation.

I) Corporate Restructuring of Controlled Companies

On March 28, 2008, during a shareholders meeting, the Companhia Energética do Amazonas S.A. - CEAM approved its merger by Manaus Energia S.A. - MESA, a wholly-owned subsidiary of Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE. ELETROBRÁS held 97.96% of the capital stock of CEAM and holds 98.66% of the capital of ELETRONORTE.

Because of the merger, a provision for CEAM’s investments in the amount of R$697,150 thousand was fully reversed with an offsetting entry to operations in the first quarter of 2008. The provision for shareholders’ deficit corresponding to R$657,508 thousand was also reversed in the first quarter, totaling a reversal of R$1,354,658 thousand.

At the same time, the Company’s management recognized the loss in the realization of the asset corresponding to the investment in CEAM, based on an appraisal report prepared to support the merger process of CEAM, by MESA that corresponds to R$ 1,436,223 thousand, recognized through debit to the income (loss) of the first quarter of 2008. The operation has an effect of R$ 81,565 thousand the on the numbers of 2008.

CEAM and MESA supply electricity to the interior and the capital of Amazonas State, respectively. The transaction, made in compliance with ELETROBRÁS’ Corporate Governance policy, created a single company to serve Amazonas State as a whole and will provide more operating synergy.

NOTE 17 – PROPERTY, PLANT AND EQUIPMENT

The value of property, plant and equipment items, detailed in Attachment IV and IVa, is rectified taking into account obligations arising from the Public Electricity Service concession, which comprise amounts received from the Federal, State and the Municipal Governments and the consumers, as well as donations not committed to return to the donor. Settlement is due for the end of the respective concession. Property, plant and equipment breakdown as follows:

	CONSOLIDATED

	R$ thousand

	2008	2007

Participating interests of the Federal Government	744,613	445,168
Amortization	82,416	82,416
Consumers’ contributions	62,672	49,279
Donations and grants for investment	291,079	486,167
Other	168,469	248,886

	1,349,249	1,311,916

a) Federal Government’s Participation - this refers to funds received from the federal government to be used in priority electricity generation and transmission works.

b) Amortization and reversals - originated from the “Amortization Reserves” set up until 1971, under the Federal Decree no. 41.019/57, which were used for expanding the Public Electricity Service until that year.

c) Consumers’ contributions - these refer to resources received to enable conducting the necessary enterprises for meeting unforeseen electricity demand and not projected in the service expansion planning.

d) Donations and grants for investment - refer to pure and simple donations, not conditioned on any return to the donor, and grants for investments in the Public Electricity Service.

According to the Federal Decree 41.019, of February 26, 1957, assets and facilities used in generation, transmission, distribution, and commercialization are linked to these activities, and accordingly, cannot be removed, disposed of, assigned or hypothecated without the Regulating Agency’s prior and express authorization.

I) Recovery Value of Assets:

In compliance with CPC Pronouncement 1 - Reduction in the Recoverable Value of Assets, the management of the Company and its subsidiaries valuated this year, and will appraise on an yearly basis, or whenever the circumstances require a new valuation, the recoverability of long-term assets, specially property, plant and equipment held and used in operations. That aims to identify possible depletion of those assets or groups of assets that could lead to partial recovery.

The Company defined as cash-generating unit all generation, transmission, and distribution assets. Therefore, a detailed analysis per plant, transmission line, or other groups of assets is not prepared.

The Company’s management, supported by their legal counselors, considered the reversal of the residual net value of assets at the end of the electric power public service concession, at book value. The Company also took into consideration the depreciation, based on the useful lives of the asset, and not the concession term.

During the determination of fair value, estimated future cash flows rates were used that are discounted at present value based on a discount rate before taxes. They reflect market conditions, current money value at such time and specific risks related to the asset or group of assets.

The Company recognized in income an amount of R$ 770,231 thousand as a provision for reduction in the recoverable value of assets (impairment).

NOTE 18 - INTANGIBLE ASSETS

Specific expenses with the formation or acquisition of rights, including the ones on software programs, are recorded in this account, plus respective implantation costs, where applicable. They are amortized under the straight-line method.

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

In service	61,114	61,114	357,822	429,986
(-) Reintegration	(7,408)	(5,556)	(78,388)	(21,345)
In progress	-	-	96,377	65,844

	53,706	55,558	375,811	474,485

NOTE 19 - TRADE ACCOUNTS PAYABLE

Includes, mainly, the energy purchased from ITAIPU Binacional (See note 8, item II), which breaks down as follows:

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

CURRENT
Goods, material, and services	206,241	51,805	1,170,045	1,182,007
Electricity network use	-	-	3,038	97,982

Energy purchased for resale	1,445,709	1,188,771	1,376,508	1,060,773
Short-term energy - CCEE	24,121	28,789	44,976	135,382

	1,676,07	1,269,365	2,594,567	2,476,444

NOTE 20 - ADVANCES FROM CONSUMERS

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

CURRENT
ALBRÁS	-	-	37,778	35,191
PROINFA	15,381	202,250	15,381	202,250

	15,381	202,250	53,159	237,441

NONCURRENT
ALBRÁS	-	-	1,018,488	1,056,761

	15,381	202,250	1,071,647	1,294,202

I - ALBRÁS

In 2004, the controlled company ELETRONORTE was the outbidder in the electricity auction organized by ALBRÁS for the sale of electricity to be supplied for a 20-year, equivalent to 750 MW on average per month until December 2006 and 800 MW on average per month from January 2007 to December 2024. ALBRÁS set a parameter for agreeing on a minimum price compatible with the UHE Tucuruí’s balanced tariff, plus a premium calculated based on the aluminum price in London’s commodities exchange.

Under these conditions, ALBRÁS made an energy purchase pre-offer, with a view to reducing the base price. The prepayment for this offer is constituted by energy credits for amortization over the supply period, in fixed monthly installments in medium MW, at the tariff ruling on the month of sale.

The schedule for prepayment is as follows:

	R$ thousand

	COMPANY AND CONSOLIDATED

Advances received	2008	2007

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000
Amortization	(143,734)	(108,048)

Total liabilities	1,056,266	1,091,952

II - PROINFA

Established by Law 10.438/2002 and its amendments, PROINFA’s purpose is the diversification of the Brazilian energetic matrix and the search for regional solutions based on renewable electricity sources, available input and the applicable technology, given the increased participation in electricity production from those sources.

The program guarantees to ELETROBRÁS the purchase of the energy to be produced for a period of 20 years from 2006. This energy will be transferred to distribution concessionaires, free consumers and self-producers, excluding low-income consumers, in the proportion of its use.

Distribution and transmission concessionaries pay ELETROBRÁS the annual value of the costing quota corresponding to the participation of captive and free consumers and self-producers connected to its electricity facilities in twelfth parts, in the month prior to the month when energy consumption is properly recognized.

In addition to the regular payments of the current year quotas to PROINFA generators, distribution and transmission concessionaires advanced the payment of one twelfth of the annual quota, considering the total contracting of all projects carried out under PROINFA.

Accordingly, as of December 31, 2008, the Company had an amount of R$ 15,381 thousand (R$ 202,250 thousand on December 31, 2007), which will be demanded as PROINFA develops and the corresponding supply of electric power.

NOTE 21 - LOANS AND FINANCING OBTAINED

The breakdown of loans and financing obtained, including charges, whose funds are assigned to the investment program of ELETROBRÁS System, is presented in Attachment V (See note 43).

ELETROBRÁS performed the following fund raising operations, during the year 2008:

a) Conclusion, in August 2008, of the process to obtain a syndicated loan, of the type A/B Loan, with Corporación Andina de Fomento – CAF. The loan, at an amount US$ 600,000 thousand, was structured in the following manner: Part A, of US$ 150,000 thousand, with CAF, with a period of 12 years; Part B, corresponding to US$ 450,000 thousand, with a union of banks, led by Citi, BNP Paribas and Societé Generale, with a term of 7 years.

The contracted average interest rate was 1.64% over 6-month LIBOR, corresponding to its actual cost.

b) Contracting of a loan with Kreditanstalt für Wiederaufbau – KfW, at an amount of €37,200 thousand, with surety of the Brazilian Federal Government. In December 2008, the contracts referring the first € 13,300 tranche was executed between ELETROBRÁS and the bank. The funds will be used in the projects of construction of 4 small water-based plants, under the responsibility of ELETROSUL.

c) Beginning of the process to obtain authorization from the National Treasury to raise US$400,000 thousand, under the form of bonus in the international market. However, after obtaining the authorization at the end of November 2008, the bonus market lost its attractiveness, a fact that determined the postponing of the mentioned issuance. The authorization already obtained is valid for the year 2009.

d) Negotiation with IBRD and regulatory agencies were started to obtain a loan of US$500,000 thousand, destined to the Company’s investment program.

I - Credit Rights Investment Fund (FIDC)

a) FIDC FURNAS I

1. Set up by its administrator, Banco Santander Brasil.

2. The assignment to Fundo FURNAS I was formalized through a Private Instrument of Receivables and Other Assets Assignment and Acquisition signed in September 2004.

3. The discount rate is 1.38% p.a.

4. The assignment flow is restated based on the annual SELIC rate set by Central Bank of Brazil (BACEN) for the period from the assignment date to the last business day before the payment date.

5. The controlled company FURNAS remained as the collection agent.

6. The assignment was performed under Furnas’ co-obligation to pay for the Receivables, as provided under the Brazilian Civil Code.

7. Assigned receivables:

		R$ thousand

Receivables Assigned	Realization Period	Amount Assigned

RTE	Jan/2007 to Jan/2008	126,000
Financing - CEMAT	Oct/2004 to Mar/2009	164,000
Energy - PROMAN	Oct/2004 to Dec/2006	52,000

Total assigned		342,000

b) FIDC FURNAS II

1. Jointly set up by Banco Santander Brasil and Bradesco, BB Banco de Investimento, Itaú BBA and Votorantim, under administration of BEM Distribuidora de Títulos e Valores Mobiliários LTDA.

2. The assignment to Fundo FURNAS II was formalized through a Private Instrument of Receivables and Other Assets Assignment and Acquisition signed in May 2005.

3. The discount rate is 1,80% p.a.

4. The assignment flow is restated based on the annual SELIC rate set by Central Bank of Brazil (BACEN) for the period from the assignment date to the last business day before the payment date.

5. The controlled company FURNAS remained as the collection agent.

6. The assignment was performed under Furnas’ co-obligation to pay for the Receivables, as provided under the Brazilian Civil Code.

7. Assigned receivables:

		R$ thousand

Receivables Assigned	Realization Period	Amount Assigned

Receivables - Law 8.727/93	Jun/2005 to May/2010	228,000
Energy refinancing - CEB	Jun/2005 to May/2010	162,000
Energy refinancing - CELG	Jun/2005 to May/2010	258,000
Sundry agreements	Jun/2005 to Feb/2008	255,050

Total assigned		903,050

The consolidated statements, under Securities and Exchange Commission (CVM) Instruction no. 408/2004 and taken into account the characteristics of the funds, consider the receivables as an integral part of assets, recorded under the original captions, and the FIDC’s assets amount reflected as long-term and short-term financing and loans, whose total balance as of December 31, 2008 was R$ 311,907 thousand (R$ 583,715 thousand on December 31, 2007). See Attachment V.

NOTE 22 - COMPULSORY LOAN

The Compulsory Loan, instituted by Law 4.156/62 to fund the expansion of the Brazilian electricity sector, was extinguished by Law 7.181 of December 20, 1983, which established the end of the collection term for December 31, 1993.

In the first phase of that compulsory loan, ended with enactment of Law 1.512/76, which levying reached several classes of energy consumers and taxpayers' credits were represented by Bearer Bonds that ELETROBRÁS issued.

In a second moment, after the enactment of the cited Law, the compulsory loan started being paid only by industries with monthly consumption exceeding 2,000 kWh and taxpayers' credits no longer were represented by bearer bonds, which ELETROBRÁS simply started recognizing.

The remaining credits of the Compulsory Loan, after the fourth conversion into capital, on April 30, 2008, of the credits constituted from 1988 to 2004, are recorded as current and noncurrent liabilities maturing as from 2008 and continue to be remunerated at 6% p.a. plus monetary restatement based on the Extended Consumer Price Index (IPCA-E) variation. These funds corresponded to R$ 215,071 thousand as of December 31, 2008, (R$ 299,084 thousand on December 31, 2007), of which R$ 129,866 thousand is recorded as noncurrent (R$ 202,375 thousand on December 31, 2007).

I - Conversion of compulsory loan credits into shares

In 2008, there was the 4th conversion of the shares representing the capital stock of ELETROBRÁS into class B nominative preferred shares. That comprised all the compulsory loan credits as of December 31, 2007, corresponding to 202,375 thousand, taken after the 3rd conversion approved in a extraordinary meet held on April 28, 2005.

The issuance price of the stocks will take as basis the book value per share of ELETROBRÁS as of December 31, 2007, corresponding to R$ 70.79, under the terms of article 4 of Law 7.181/83.

II – Bearer Bonds issued by ELETROBRÁS

The Bearer bonds issued because of the compulsory loan do not constitute securities, are not negotiable at Stock Exchanges, do not have quotation and are unenforceable. Therefore, the management of ELETROBRÁS clarifies that the Company does not have outstanding debentures.

The issuance of those bonds was associated with a legal obligation and not with a business decision of ELETROBRÁS. In a similar way, the bondholders did not follow an action of will, but a legal obligation under the provision of Law 4.156/62. Therefore, the provisions of Law 6.404/76 are not applicable to those bonds or of ones addressed by Law 6.385/76.

The Brazilian Securities and Exchange Commission (CVM), in the decision rendered to the administrative proceeding CVM RJ 2005/7230, filed by the holders of the mentioned bonds, stated that "the obligations issued by ELETROBRÁS in association with Law 4.156/62 cannot be considered securities."

Securities and Exchange Commission (CVM) understood that there are no irregularities in the procedures ELETROBRÁS adopted in its financial statements in relation to the mentioned obligations or in the disclosure of the existing lawsuits claiming the redemption of those bonds (See note 30).

Besides, the non-enforceability of the Bearer Bonds was reinforced by a recent decision of the Superior Court of Justice corroborating the understanding that those notes are not debentures and should not be used to guarantee executions.

The Bearer Bonds issued in the first phase of the compulsory loan, as decided by the Brazilian Securities and Exchange Commission (CVM), should not be confused with debentures. Besides, as provided by article 4, paragraph 11 of Law 4.156/62 and article 1 of Decree 20.910/32, they are unenforceable, a condition confirmed by Notice 344 of the Superior Court of Justice (STJ), which established that those bonds cannot be used as guarantee of executions for not having liquidity and not being debentures.

Therefore, the balance of the Compulsory Loan refers solely to the 1988 – 1994 period residual credits held by industrial consumers with consumption above 2,000 kWh, that is, the second phase of that compulsory loan, as well as to the unclaimed interest related to those credits, as follows:

	R$ thousand

	COMPANY

	2008	2007

CURRENT
Interest payable	85,205	96,709

NONCURRENT
Credits received	129,866	202,375

	215,071	299,084

NOTE 23 - GLOBAL REVERSION RESERVE QUOTA - RGR

A fund created by the Federal Government to cover expenses with compensation of reversals of electricity power public concessions. The funds, while not used for their purpose, are invested in the granting of financing to expand the Brazilian electricity sector, improvement of services and execution of the programs of the Brazilian Federal Government.

The Global Reversion Reserve (RGR) quota is funded by contributions from the concession holders of the public electricity service, which provide a quota for the reversal and expropriation of electricity services equivalent to up to 2.5% of the amount invested by concession and permission holders, limited to 3% of gross annual revenues. The value of the quota is computed as part of the service cost of those entities (See note 4, Item I. k).

The concessionaires deposit their annual quotas for the Global Reversion Reserve (RGR) in twelve equal parts, up to the last business day of each month, in a bank account created for this specific purpose. ELETROBRÁS manages the account in compliance with Law No. 5.655/71 and subsequent amendments.

Accordingly, ELETROBRÁS uses RGR funds in specific investment projects, as follows:

I - Expansion of electricity distribution services;

II - Incentive to alternative electric power sources;

III - studies of inventory and feasibility of using water resources;

IV - Implantation of power generators up to 5,000 kW, intended exclusively for public services in communities using an isolated electricity system;

V - Efficient public lighting;

VI - Electricity conservation through improvement in the quality of products and services;

VII - Universalization of the access to electricity;

The Reserve is remunerated at 5% p.a., according to the funds used. The funds withdrawn as of December 31, 2008, to invest in the projects described above totaled R$ 7,193,770 thousand (R$ 6,769,011 thousand on December 31, 2007).

NOTE 24 - TAXES AND SOCIAL CONTRIBUTIONS

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Income Tax
Current liabilities	928,955	763,721	1,041,225	1,016,985
Noncurrent liabilities	694,031	-	1,187,824	381,949
Social contribution tax
Current liabilities	343,291	280,669	417,942	318,900
Noncurrent liabilities	249,851	-	428,870	138,756
PASEP and COFINS (taxes on
sales)
Current liabilities	69,366	28,234	186,139	156,678
Noncurrent liabilities	-	-	38,639	-
ICMS (State VAT)
Current liabilities	-	-	93,940	107,444
Noncurrent liabilities		-	45,764	45,718
PAES (Tax Debt Refinancing
Program)
Current liabilities	-	-	129,140	121,454
Noncurrent liabilities	-	-	958,697	1,071,754
Other
Current liabilities	22,242	19,936	207,340	234,333
Noncurrent liabilities	-		53,870	52,494

TOTAL	2,307,736	1,092,560	4,789,390	3,646,465

Current liabilities	1,363,854	1,092,560	2,075,726	1,955,794

Noncurrent liabilities	943,882	-	2,713,664	1,690,671

Obligations referring Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Income (CSLL) regarding the year 2008 will be fully offset with existing tax credits. (See note 12).

b) Tax Incentives - SUDENE

Executive Act 2.199 -14 of August 24, 2001, amended by Law no. 11.196 of November 21, 2005, allows companies located in the Northeast region to reduce the value of the income tax payable to invest in installation, expansion, modernization or diversification projects. That is contingent upon having enterprises within the infrastructure sector considered a priority for the development of the region, as established by an act of the Executive Branch.

In 2008, the controlled company CHESF obtained the right to a 75% reduction in income tax, calculated on operating income. Such incentive was granted for the years between 2008 and 2017.

The abovementioned tax incentive totaled R$ 343,251 thousand in 2008, and was recorded in the income of the year as a reduction to the income tax, in compliance with CPC Pronouncement 7. The portion of income related to those incentives was fully recorded under a surplus reserve called ‘Tax incentives reserve’ and excluded from the tax basis of the mandatory dividend, pursuant to the provisions of article 195-A of Law 6.404/1976. Those funds can only be used to increase capital stock or to absorb losses.

b) Reconciliation of income and social contribution tax expense

The reconciliation of IRPJ and CSLL amounts recorded as expenses in the years 2008 and 2007and those calculated at nominal rates is as follows:

	COMPANY

	2008		2007

	IRPJ	CSLL	IRPJ	CSLL

Income (loss) before IRPJ and CSLL	8,481,396	8,481,396	1,401,020	1,401,020
Total IRPJ and CSLL calculated at the rates of 25%
and 9%, respectively	2,120,349	763,326	350,255	126,092
Effects of add-back (deductions):
Revenue from dividends	(22,161)	(7,978)	(200,971)	(72,349)
Equity in loss	(57,028)	(20,530)	(211,343)	(76,083)
Interest on equity capital	(428,814)	(154,373)	(175,872)	(63,314)
Losses with investments	-	-	143,794	51,766
Provision for reduction in the market value	71,985	25,915	-	-
Other add-backs (deductions)	16,428	14,780	(52,839)	16,027

Total IRPJ and CSLL expenses	1,700,759	621,140	(146,976)	(17,861)

c) Tax Debt Refinancing Program - PAES

The controlled companies FURNAS, ELETROSUL, ELETRONORTE, MANAUS, and CEAL opted for the Special Tax Debt Refinancing Program (PAES). The rescheduled amount is payable in up to 180 months and the debit balance is restated based on the Long-term Interest Rate (TJLP).

The debt payable under PAES as of December 31, 2008, is as follows:

CONSOLIDATED

R$ thousand

PAES balance as of December 31, 2006	1,328,256

Monetary restatement	78,407
Payments made	(121,403)
ILL (Net income tax) credit offset	(7,872)
Adjustment to balance based on the variation of the Long-Term Interest Rate (TJLP)	(99,020)

PAES balance as of December 31, 2007	1,178,368

Monetary restatement	44,549
Inclusion of debits	2,535
Payments made	(137,615)

PAES balance as of December 31, 2008	1,087,837

NOTE 25 - REGULATORY FEES

	R$ thousand

	CONSOLIDATED

CURRENT	2008	2007

Global Reversion Reserve Quota – RGR	99,039	71,559
CCC (Fuel Consumption Account) / CDE (Energy Development Account)	33,112	30,615
Financial compensation of water resources	536,133	382,438
Inspection feed – ANEEL	11,965	4,416
PROINFA (Alternative Electricity Sources Incentive Program)	27,427	25,248
Other	609	-

	708,285	541,968

NOTE 26 - SHAREHOLDERS’ COMPENSATION

Under the Company's by-laws, stockholders are entitled to a minimum compulsory dividend of 25% of net income, adjusted in accordance with the Brazilian corporate law, respecting the minimum remuneration of 8% of capital stock for the preferred class "A" shares and 6% for preferred class "B" shares.

The table below demonstrates the adjusted net income and the value of the mandatory minimum dividend, under the terms of Law 6.404/76, as well as, the total value of compensation proposed to stockholders, to be approved in a general ordinary meeting:

	R$ thousand

	COMPANY

	2008	2007

Net income	6,136,497	1,547,857
Legal reserve	(306,825)	(77,393)

Adjusted net income	5,829,672	1,470,464

Mandatory minimum dividend - 25%	1,457,418	367,616

Compensation proposed to shareholders in the form of interest on equity capital
Common shares	1,343,855	363,416
Class “A” preferred shares	319	297
Class “B” preferred shares	371,080	339,773

	1,715,254	703,486

Proposed compensation per share in reais

	2008	2007

Common shares - 6.4283% of capital (2007 – 1.8714%)	1.48	0.40
Class “A” preferred shares - 9.4118% of capital (2007 - 9.4118%)	2.17	2.02
Class “B” preferred shares - 7.0711% of capital (2007 – 7.0588%)	1.63	1.51

(*) 2007 considers a reverse stock split

Therefore, ELETROBRÁS recorded an amount of R$ 1,715,254 thousand as compensation to stockholders and interest on equity capital referring the year 2008, which was added to the minimum obligatory dividend in accordance with the statutory provisions.

Under prevailing tax legislation, withholding income tax is levied at the rate of 15% on the remuneration proposed to stockholders as interest on equity capital.

Shareholders’ compensation for the year 2008 corresponds to 29.41% of adjusted net income under the terms of Law 6.404/76 (2007 - 41.65%) and will be restated based on the SELIC rate, established by the Brazilian Central Bank, according to the terms of Decree 2,673 of July 16, 1998 that regulates the payment on the part of federal state companies of dividends or interest on equity capital.

The adjustment is applicable for the period starting on January 01, 2008 to the date where it is started the payment of the compensation. Such date will be decided during a general ordinary meet, where the financial statements will be analyzed and the proposed destination for income of the year established. There will be the levying of Withholding Income Tax at the rate of 20% on the portion referring to the monetary restatement according to SELIC.

In compliance with CVM Decision 207/96, and to meet tax standards, ELETROBRÁS accounted for that interest against financial expenses, taking them to a specific account, opting to not present them in the statement of operations to not produce an effect on the income of the year, but only the effects recognized in the accounts of social contribution and income taxes.

Under the decision of the 48th ordinary general meeting, held on April 30, 2008, the payment of the compensation to shareholders related to the year 2007 in the form of interest on equity capital, started on June 30, 2008 for shareholders registered as of May 2, 2008, paid as follows:

	In reais / per thousand shares

Type /Class	Gross value as of	Adjusted gross value
	Dec. 31, 2007	as of Jun. 30, 2008

Common shares	0.401555200	0.423939988
Class “A” Preferred shares	2.019497311	2.129057146
Class “B” preferred shares	1.514622982	1.596792859

The balance of compensation to stockholders demonstrated in current liabilities contains a portion of R$ 198,968 thousand (R$ 177,516 thousand on December 31, 2007) regarding unclaimed compensation of the years 2005, 2006 and 2007.

According to the terms of the Company’s by-laws, the period for payment of the unclaimed compensation referring to the year 2004 and preceding years is expired.

NOTE 27 - PAYABLES TO THE BRAZILIAN FEDERAL TREASURY

	R$ thousand

	COMPANY AND CONSOLIDATED

	CURRENT		NONCURRENT

	2008	2007	2008	2007

Acquisition of interests in CEEE-GT and CEEE-D	62,231	50,439	362,601	386,888
Rights to reimbursement (See note 13)	-	-	2,450,772	302,279
Other	10,005	7,711	40,828	37,822

	72,236	58,150	2,854,201	726,989

NOTE 28 - COMPLEMENTARY PENSION FUNDS

Pension Plan and Other Benefits to Employees

1. COMPANY

1.1 - Pension plan

ELETROBRÁS sponsors ELETROS, a pension plan fund with its own equity segregated from that of the sponsor. The objective of ELETROS is to manage a pension plan for supplementing the retirement and pension benefits of the sponsor’s employees who enroll.

ELETROS manages two benefit plans sponsored by ELETROBRÁS, detailed as follows:

a) Defined benefit, that offers the following pension plans:

Complementary disability benefit
Complementary benefit for years of service (or years of contribution);
Complementary special benefit and veteran pension;
Complementary benefit for age;
Additional retirement income
Pension
Annual bonus benefit

Besides the abovementioned benefits, the defined benefit plan entitles the following rights: minimum benefit, redemption of contributions, deferred proportional benefit, self-sponsoring and annual minimum guarantee.

b) Defined contribution plans that offer the following benefits:

Normal retirement benefit
Anticipated retirement benefit
Disability benefit Death benefit
Unemployment benefit
Minimum benefit
Assured benefit
Annual bonus benefit
Portability

The actuarial regime of capitalization prevails, with periodic valuations carried out in accordance with private pension funding regulations, which are reported to an inspection agency and are under the control of the Brazilian Social Security Ministry.

The Company adopts the procedures recommended by CVM Decision no. 371/2000, and annually performs an actuarial revaluation of the benefit plan it sponsors, as well as of the required actuarial liability coverage associated with post-employment benefits. The criteria and assumptions adopted in that independent revaluation follow standards recommended by CVM and IBRACON and can differ from those adopted by the management of the program, which follows specific laws, therefore, impeding a simple comparisons of results.

The contributions charged as administrative expenses corresponded to R$ 19,968 thousand in the year ended December 31, 2008 (R$ 12,073 thousand on December 31, 2007).

As of December 31, 2008, following the provisions of CVM Decision no. 371/2000, the present value of the Company’s obligations with the complementary pension plan program was R$ 1,927,732 thousand. Accumulated assets and investments in the financial market through ELETROS, at the same date, corresponded to R$ 2,045,822 thousand, revealing an excess coverage of R$ 118,090 thousand.

CVM Decision no. 371 allows the Company to recognize only the portion of actuarial gain or loss exceeding 10% of the total Actuarial Obligation or of the total Guaranteed Assets (the higher between the two amounts). The excess should be recognized in a period equals the average remaining time of service the beneficiaries have to render to the Company until retirement. As of December 31, 2008, that corresponded to 8.6 years.

After such deferral, the Company opted for not booking the resulting net assets of R$357,348 thousand, following the application of Rule 49.g, of CVM Decision 371/2000.

Although those plans are separately appraised, the statement of liabilities and assets of the Company’s pension plan program is consolidated.

We demonstrate below the breakdown as of December 31, 2008 of the obligation referring the Company’s pension plan program, according to the rates applicable of item 81 of CVM Decision 371/2000:

	2008

POPULATION	DB Plan	DC Plan	Total

1. Active participants	551	1,007	1,558
2. Beneficiaries:
2.1. Retired employees	1,315	44	1,359
2.2. Pensioners	304	-	304
Sum (2)	1,619	44	1,663

Total (1+2)	2,170	1,051	3,221

		2007

POPULATION	DB Plan	DC Plan	Total

1. Active participants	480	142	622
2. Beneficiaries:
2.1. Retired employees	1,186	11	1,197
2.2. Pensioners	261	-	261
Sum (2)	1,447	11	1,458

Total (1+2)	1,927	153	2,080

	2008		2007

Participant Ages:	DB Plan	DC Plan	DB Plan	DC Plan

1. Active participants
1.1. Average age	49	43.3	48	53
1.2. Credited services (total)	20.2	-	20	-
1.3. Time until retirement	8.6	14	8	-
2. Retired employees	-	-	-	-
2.1. Average age	65.9	57	65.7	56
3. Pensioners	-	-	-	-
3.1. Average age	63	-	-	-

	R$ thousand

		2008

ACCUMULATED (GAINS) LOSSES	DB Plan	DC Plan	Total
			Consolidated
			Value

(a) At beginning of year	205,651	-	205,651
(b) Stemming from obligations of the year	21,760	-	21,760
(c) Arising from guaranteed assets	(3,718)	-	(3,718)
(d) Amortization	-	-	-
(e) At end of year	223,694	-	223,694
(f) Deferral limit	154,938	-	154,938
(g) Deferral period (years)	8.6	-	8.6
(h) To be recognized in the following year	7,994	-	7,994

	R$ thousand

	Projection for 2009

PERIODIC COST OF THE PLAN	DB Plan	DC Plan	Total
			Consolidated
			Value

(a) Service cost	7,104	2,486	9,590
(b) Interest cost	143,550	35,369	178,919
(c) Return expected on assets	(136,492)	(56,650)	(193,142)
d) Contributions of participants	(3,546)	-	(3,546)
(e) Amortization	7,995	-	7,995

Total short-term cost	18,611	(18,795)	(185)

R$ thousand

RECONCILIATION OF LIABILITIES

2008

Total net (liabilities) /assets

Value at beginning of year	302,815
Cost of current services	(5,647)
Cost of interest	(122.600)
Expected yield on the assets of the plan	160.972
Amortization	-
Actuarial gains or losses	-
Contributions paid	21.809
Benefits paid by the plan	-
Changes in the plan	-
Entrance of participants - DC Plan	-
Anticipated reduction in obligations	-
Advanced elimination of obligations	-
Special unemployment benefits	-
Other expenses	-
Other adjustments - Effect of Rule 49.g	-

Value at end of year	357,349

R$ thousand

FLOW OF PAYMENTS OF LONG-TERM BENEFITS

Year	DB Plan	DC Plan	Total

2009	115,425	10,202	125,627
2010	116,904	11,834	128,738
2011	118,235	14,473	132,708
2012	119,933	16,812	136,745
2013	121,880	19,517	141,397
2014	123,444	21,949	145,393
2015	124,460	23,958	148,418
2016	124,387	25,713	150,100
2017	123,827	27,408	151,235
2018	123,029	28,761	151,790
2019	121,783	29,913	151,696
2020	119,782	30,838	150,620
2021	117,060	31,351	148,411
2022	114,375	31,758	146,133
2023	110,959	32,464	143,423

1.2 - Other Benefit Programs

Group Life Insurance Program

The Company sponsors 82.08% of the life insurance prizes of a group life insurance policy for active employees, but extends the possibility of adhesion to retired employees of any type, provided that they paid the full premium. Post-employment liabilities are identified, seeing that the premium is collective and standardized for both populations (active and retired employees). As the premium separately calculated for inactive employees is significantly higher than the one of active employees, there is a transfer of amounts between the retired and active populations of the premium paid, including the subsidy the Company gives. As of December 31, 2008, the obligation was R$ 46,676 thousand to be recognized in 8.6 years.

II – CONSOLIDATED

Besides ELETROS, which is sponsored by ELETROBRÁS, the controlled companies of ELETROBRÁS sponsor their own pension funds organized in a similar way, with the objective of supplementing their employees’ retirement and pension benefits through benefit and contribution plans. Below, a list of these funds:

Sponsor	Pension fund

FURNAS	REAL GRANDEZA
CHESF	FACHESF
ELETROSUL	ELOS
ELETRONORTE, MANAUS and BOA VISTA	PREVINORTE
ELETRONUCLEAR	NUCLEOS and REAL GRANDEZA
ITAIPU	FIBRA (Brazil) and CAJA (Paraguay)
CGTEE	ELETROCEEE
CEAL	FACEAL

Each controlled company established their own programs, determining technical standards and assumptions different from those adopted by the Company, as described below:

Contributions, which are charged to administrative expenses, totaled R$ 277,632 thousand in the year ended December 31, 2008 (R$ 299,448 thousand on December 31, 2007).

In accordance with the plan’s regulations and IBRACON’s technical pronouncement approved by CVM Deliberation no. 371/2000, the companies perform an actuarial evaluation of their obligations arising from supplementary benefits granted to employees, the need for coverage of which is reflected in the financial statements corresponding to R$ 2,069,701 thousand, thus divided: R$ 502,699 thousand under the current liability portion (R$ 368,950 thousand on December 31, 2007) and R$ 1,567,002 thousand as the noncurrent portion (R$1,841,685 thousand on December 31, 2007), under the caption Supplementary pension plans.

In 2007, the controlled companies FURNAS and ELETRONUCLEAR recorded in the income for the year, the portion related to the surplus from the actuarial revaluation of post-employment benefits related to contracts executed with Fundação Real Grandeza, corresponding to R$ 1,137,904 thousand, introduced as a reducer of liabilities. In 2008, for a better presentation, and in compliance with CVM Decisions 489/2005 and 371/2000, the Company started presenting such portion under assets, observing the limit of the contracted obligation. As under the terms of CVM Decision 371/2000, the mentioned contracts are not included in the fair values of the assets of the foundation, and because the sponsors are the guarantors and parties responsible for the formation and realization of that asset, the right was recognized as a deferral, subject to future actuarial revaluations.

The amounts agreed between the parties are now amortized and aim to cover past shortages in assets stemming from actuarial valuations.

The surplus observed, besides the realization of the mentioned financial instruments, minimizes the risk of future unexpected actuarial liabilities. In accordance with the conditions established by CVM Decision 371/2000, the Company did not recognize the positive result, besides the amounts not included in the fair value of the assets.

The actuarial valuation is intrinsically uncertain and, therefore, is subject to changes during the annual actuarial review.

NOTE 29 - PROVISION FOR SHAREHOLDERS’ DEFICIT IN CONTROLLED COMPANIES

CVM Instruction 247/96 establishes that the recognition of losses with investments appraised under the equity method in enterprises that need financial support of the investor or to stop their businesses should be limited to the value of the investment recorded in the controlling company. If applicable, shareholders’ equity deficit should be absorbed and recognized by the investor and recorded under a specific liabilities caption, with a corresponding entry to the expenses of the year.

The controlled companies CEPISA and CERON present shareholders’ equity deficit of R$258,975 thousand and R$ 106,125 thousand, respectively, besides indications of the need of financial support from ELETROBRÁS. The investor intends to keep its financial support to the investees, so the Company keeps a provision of R$ 353,921 thousand for that shareholders’ equity deficit (R$ 875,777 thousand on December 31, 2007). See note 16.

NOTE 30 – PROVISION FOR CONTINGENCIES

At the closing date of the financial statements, the Company had the following provisions for contingencies:

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

CURRENT
Labor	-	-	507,195	418,775
Tax	-	-	181,853	32,770
Civil	-	-	778,660	713,349
Other	-	-	186,594	118,241
(-) Escrow deposits	-	-	(172,593)	(187,283)

	-	-	1,481,709	1,095,852

NONCURRENT
Labor	88,574	17,072	461,831	306,641
Tax	-	-	60,147	129,361
Civil	1,328,244	1,328,244	1,899,297	1,884,573
(-) Escrow deposits	(407,304)	(308,124)	(725,719)	(439,284)

	1,009,514	1,037,192	1,695,556	1,881,291

	1,009,514	1,037,192	3,177,265	2,977,143

There are several lawsuits, mainly labor and civil suits, at different trial stages against ELETROBRÁS and its controlled companies. According to resolution 489/2005 of the Securities and Exchange Commission (CVM), the Company’s management adopts the procedure of classifying the lawsuits against the Company according to the risk of loss, based on the opinion of its legal counselors, as follows:

• For lawsuits for which an unfavorable outcome is considered as probable, provisions are set up;

• For lawsuits for which an unfavorable outcome is considered as possible, the related information is disclosed in Notes to the financial statements, and

• For lawsuits for which an unfavorable outcome is considered as remote, only the information deemed relevant by management is disclosed in the Notes to the financial statements.

Accordingly, provisions for the contingencies mentioned above have been set up. According to the Company’s management and its legal counselors, those provisions, net of escrow deposits, are deemed sufficient to cover for losses from lawsuits of different nature. In the year, they developed as follows:

	R$ thousand

	COMPANY	CONSOLIDATED

Balance as of December 31, 2006	1,158,355	3,018,725
Provisions set up	-	444,330
Reversal of provisions	-	(185,758)
Payments	-	(140,787)
Monetary restatement	-	19,886
Escrow deposits	(121,163)	(185,074)
Escrow deposits survey	-	5,821

Balance as of December 31, 2007	1,037,192	2,977,143

Provisions set up	71,502	682,870
Reversal of provisions	-	(311,265)
Payments	-	(42,240)
Monetary restatement	-	24,592
Escrow deposits	(99,180)	(168,997)
Escrow deposits survey	-	15,162

Balance as of December 31, 2008	1,009,514	3,177,265

I - Lawsuits against the Company and its subsidiary companies rated as probable losses:

1) Lawsuits in controlled companies:

CHESF:

a) The controlled company CHESF has filed a civil lawsuit claiming for partial annulment of an amendment to the Xingó Hydroelectric Power Plant construction contract (Fator K – Analytical price correction), signed with the Consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, Constran S.A.– Construções e Comércio e Mendes Júnior Engenharia S.A. and reimbursement of approximately R$ 350 million, corresponding to twice as much as the amounts paid.

The suit was filed with the Federal Justice, but a decision from the Federal Regional Court of the 5th Region determined that the suit be handled by the State of Pernambuco Justice. As of December 31, 2008, the proceeding had not been judged yet.

The suit filed by the company was considered groundless. The counterclaim filed by the defendant was deemed groundful by the 12th Civil Court of the Judicial District of Recife, and the decision was upheld by the 2nd Civil Chamber of the Federal Court of Pernambuco. Chesf filed appeals for clarification of some of the counterclaim’s points that were omitted from the decision of the 2nd Civil Chamber. These appeals were judged and denied by the 2nd Civil Chamber. After that, Chesf’s management filed a Special Appeal and an Extraordinary Appeal against the decision issued by the 2nd Civil Chamber on the prior counterclaim. As of March 31, 2004, the special appeals filed by Chesf were accepted by the Court of Justice of the State of Pernambuco, but the extraordinary appeals also filed were not. Because of that, Chesf filed the proper bills of review. As of June 30, 2005, the said appeals were sub judice at the Higher Courts. After that date and as of March 31, 2006, the bills of review filed by Chesf with the Federal Supreme Court (STF) were denied, and the Special Appeal filed by Chesf and the Federal Government with the Superior Court of Justice (STJ) was accepted by the Federal Public Prosecution Office, which issued its opinion requesting the annulment of the suit due to the total inability of the State Justice to handle the case and the reexamination of the merits of the case by proper court. As of September 30, 2006, the proceeding awaited a final decision.

In November 1998, the defendants filed a request for temporary execution of the decision, amounting to R$245 million, but the procedures were suspended as determined by STJ’s President (PET 1621). This request was object of a special appeal according to specific court regulations filed by the Consortium and judged on June 24, 2006. The unanimous decision was for the upholding of the decision previously granted by STJ's President. Accordingly, the possibility of the Consortium obtaining an interim relief was eliminated.

Later, the defendants filed a settlement action in order to calculate the amount of the decision then, in case all CHESF’s and Federal Government's appeals were denied. As of September 30, 2005, expert works were being conducted, as determined by the judge ruling the process, in order to calculate the actual amount of the suit. After the first report was presented by the expert, the parties requested clarifications to the report, and the proceedings are again being examined by an expert.

Based on the opinion of its legal counselors and calculations that considered the suspension of Fator K’s payments of installments and monetary restatement, the company’s management set up a provision, recorded under Non-current Liabilities and amounting to R$ 357,067 thousand as of December 31, 2008, to cover possible losses resulting from this subject. This provision corresponds to the partial disallowance of Fator K from July 1990 to December 1993, pursuant to Law No. 8.030/1990, and total suspension of Fator K’s payment from January 1994 to January 1996, according to the company’s understanding.

As of December 31, 2007, the special appeal and the bill of review brought by the company awaited decision at the Superior Court of Justice and Federal Supreme Court, respectively, and the court records had already been completed for the Reporting Judge’s examination. The settlement action filed with the 12th Civil Court of the Judicial District of Recife was under way at the state level and a hearing to discuss the expert report was scheduled for February 19, 2008.

The judge recognized that the Federal Court is competent to decide on the settlement action, considering that the Federal Government is a party to it. The Xingó Consortium filed a motion for clarification of judgment, and the judge upheld his decision against the appeal and sent the case records to the Federal Court. Dissatisfied with the decision, the Xingó Consortium filed a bill of review that, as of September 30, 2008, was sub judice at the Court of Justice of the State of Pernambuco. As of December 31, 2008, the proceeding had not been judged yet.

b) Suit for damages to be paid for the 14,400 hectares of land at Fazenda Aldeia filed at Sento Sé District by the trustees of the estate of Aderson Moura de Souza and his wife (Lawsuit 0085/1993). The lower court decision considered the request groundful and sentenced Chesf to pay R$ 50 million, corresponding to the principal amount plus interest and monetary restatement. As of December 31, 2008, Chesf filed an appeal with Court of Justice of the State of Bahia.

CGTEE:

The civil contingencies of that subsidiary company refer mainly to disputes with suppliers, whose probable loss according to the Company’s legal advisors corresponded to R$ 270 thousand on December 31, 2008 (R$155 thousand on December 31, 2007).

2) Labor Lawsuits

2.a) Company

a) The Company has set up a provision of R$ 88,574 thousand to face possible losses with labor contingencies.

2.b) Controlled companies

FURNAS:

a) Compensation of engineers

The Union of Engineers of the State of Rio de Janeiro filed labor actions claiming the recovery of salary differences caused by a change in the base date of the raise in the compensation of that company’s engineers. Currently, the proceedings are in the process of being terminated. The estimated and booked amount corresponds to R$ 83,436 thousand (R$71,500 thousand in 2007), of which R$ 16,747 thousand refers to employees transferred to ELETRONUCLEAR due to the 1997 spin-off of the nuclear-related activities.

b) Bonuses for hazardous working conditions

Various lawsuits were filed claiming hazardous working conditions extra pay, under the assumption that the full percentage should be paid to all employees who provide services in the electricity area and not proportionally. The estimated amount to cover possible losses as of December 31, 2008 is R$ 62,597 thousand.

c) Retirement complementary benefit

An amount of R$ 58,808 thousand refers to supplementary retirement benefits for equivalence with the earnings of active employees.

d) Sundry actions

As of December 31, 2008, a provision of R$ 121,982 thousand (R$ 61,602 thousand on December 31, 2007) was kept to cover various civil and labor lawsuits filed against the Company.

CHESF

The contingencies in the labor area of CHESF are chiefly composed of actions referring bonuses for hazardous working conditions, overtime, jointly contributions to the FACHESF pension fund, and termination amounts arising from the delinquency of third party companies. The main ones are commented below:

a) An action is in progress at the Regional Labor Court of the State of Bahia, filed by the Union of Electric Sector Workers of Bahia, claiming the payment to the employees of Gerência Regional de Paulo Afonso – GRP, city of Paulo Afonso – State of Bahia, the salary difference caused by the application of Decree-Law no. 1971 and of the annual increase on the value of bonuses for hazardous working conditions, estimated at R$ 7,500 thousand. The Company filed a review appeal with the Superior Labor Court (TST) that was denied. The process received a final and unappealable decision and CHESF was condemned to pay the amount. The execution has started and an amount of R$ 3,700 thousand was paid to a significant part of the employees. A portion of R$ 3,800 thousand remains to be paid. As of December 31, 2008, the situation was unchanged, and the company waited for the settlement.

b) An action was filed with the 8th Labor Court of Fortaleza - State of Ceará by the Union of Electricity Sector Workers of the State of Ceará - SINDELETRO, aiming the refund of losses incurred by the employees of Gerência Regional Norte – GRN (Ceará and Rio Grande do Norte), stemming from the cancellation of transportation services, whose proceeding has an estimated value of R$ 6,000 thousand. The request for the transportation to be resumed was granted in a partial execution and the Company is complying. The Union asked for complementary transportation services and daily fine to be applied against the Company. CHESF challenged the claim. The Labor Judge, after a hearing held on August 23, 2005 for presentation of the arguments of CHESF, changed his previous understanding, determining the re-establishment of the transportation services only to the extent previously provided. Still in the same decision, the parameters for the settlement of the decision were established and the labor credit was reduced to R$ 1,300 thousand. The Trial Labor Court of the city of Fortaleza is processing the execution, and rendered a final and unappealable decision. As of December 31, 2008, CHESF still waited for the judgment of the bill of review filed by the plaintiff.

c) An action was filed with the 4th Labor Court of Recife - State of Pernambuco by the Union of the Workers of Urban Industries of the State of Pernambuco (URBANITÁRIOS) representing 460 employees who work in Recife, claiming the payment of hazardous working conditions extra pay on all amounts of salary nature, what corresponds to R$ 4,000 thousand. Due to the principle of lis alibi pendens, the Judge of the Trial Court excluded from the proceeding 300 of the represented employees and judged the claim groundless. The Union filed an ordinary appeal with the Labor Court of the 6th Region that was granted. The proceeding was then sent for analysis of an expert. As of June 30, 2008, the expert work had been completed and the court determined the value of the action as R$ 3,300 thousand. According to the calculations of the Company’s legal counselors, the debt amounts to R$2,900 thousand and the difference will be challenged through motion for stay of execution. As of December 31, 2008, the situation was unchanged.

3) Lawsuits in controlled companies

FURNAS:

a) That controlled company, based on the latest decisions of the Brazilian Federal Revenue Service, recognized a provision of R$ 83,424 thousand for PASEP/COFINS applicable on the exclusion of the Global Reversal Reserve Quota (RGR) from the tax basis for the periods between October 1995 and September 2000 and October 2005 to March 2007.

b) Assessment of deficiencies - FINSOCIAL, COFINS, and PASEP

On May 3, 2001, the controlled company FURNAS received a notice assessing deficiencies in FINSOCIAL, COFINS and PASEP, in the restated amount of R$ 1,098,900 thousand (historic value - R$ 791,796) due to deductions from related tax bases, especially of the revenues from the pass-on and transmission of ITAIPU’s electricity for a ten-year period. These deficiencies are in addition to others assessed in 1999 for an inspection period of five fiscal years, corresponding to R$ 615,089 thousand, which were included in a tax debt refinancing program (REFIS) in March 2000 and transferred in July 2003 to the Special Tax debt refinancing program (PAES).

According to bill No. 8 of Superior Court Feeral (STF), of June 12, 2008, that limited in 5 (five) years the term of loss of procedural right of these contributions, the amount of the assessment was reduced from R$ 1,098,900 thousand to R$ 228,592 thousand.

The Company, based on the latest decisions of the Federal Revenue Service, recognized a provision of tax contingencies of R$ 83,424 thousand for PASEP/COFINS applicable on the exclusion of the Global Reversal Reserve Quota (RGR) from the tax basis for the periods between October 1995 and September 2000 and October 2005 to March 2007. The R$145.168 thousand difference refers to other exclusions from the mentioned tax basis, not judged yet, where there are chances of a favorable result to FURNAS, according to the understanding of its legal area.

ELETRONORTE

a) That controlled company is involved in some actions involving ICMS (State VAT) and has recognized a provision of R$ 53,033 thousand to cover possible losses.

CHESF

a) That subsidiary is involved in lawsuits for cancellation of assessments of deficiency and request of refund of credits (PIS/PASEP, COFINS), among others. The company has set up a provision of R$ 8,770 thousand (R$ 8,321 thousand as of December 31, 2007).

II - Lawsuits against the Company and its subsidiary companies rated as possible losses: 1) Civil lawsuits 1.a) Company

a) The Company’s provision for civil contingencies, in the amount of R$ 1,328,244 thousand (R$ 1,328,244 thousand on December 31, 2007), refers to Compulsory Loan-related lawsuits, taken on behalf of ELETROBRÁS starting in 1978, with monetary restatement criteria different from those established in the specific Law.

Those actions should not be confused with those filed claiming the redemption of the currently unenforceable Bearer Bonds issued in association with the compulsory loan.

The proceedings accrued for challenged the calculation system of monetary restatement determined in the law that governs the compulsory loan, used for adjustment of the credits taken starting in 1978. Those credits have been fully paid by ELETROBRÁS through conversions into shares as defined in the 72nd, 82nd, and 142nd extraordinary meetings of ELETROBRÁS.

There are 3,578 lawsuits under way at different stages, aiming at recognition of the right to receive full monetary restatement on the amounts paid as compulsory loan. Supported by their legal counselors’ opinion, ELETROBRÁS management estimated at eight to ten years, the average term for a final lawsuit settlement.

Under this criterion, ELETROBRÁS management, based on its legal counselors’ opinion, evaluates that the risk of loss on the Compulsory Loan-related lawsuits as possible.

However, due to the substantial amounts involved, management, on a conservative basis and taking into account lower-court unfavorable decisions and the lack of judgment by the Higher Court of Justice on the merits of the cause, adopts the practice of setting up a provision for contingencies, which was made in prior years, to cover possible losses on unfavorable legal decisions.

In this scenario, therefore, the Company’s management, due to the importance of the issue, decided to carefully consider matters affecting the company’s assets, in case something changes the course of the trials. Through this, the Company fulfills its duty to best protect the users of the Financial Statements, mainly regarding the assessment of its liabilities, and, consequently, of its stockholders’ equity, trying to avoid extremely optimist analyses in making decisions based on account information.

Thus, the accumulated amount provisioned, corresponding to R$ 1,328,244 thousand, despite the classification of possible risk, is considered sufficient by the Company’s management and it is in conformity with the different stages of the lawsuits and their natures. It is not possible, at the current stage and circumstances, to get to a conclusion about the outcome of the proceedings that may reach an approximate amount of R $ 3,350,000 thousand.

1.b) Controlled companies

CHESF

a) Two indemnity actions filed against CHESF by the Consortium formed by CBPO/CONSTRAN/Mendes Júnior claiming the controlled company’s payment of an additional financial compensation, due to the delayed payment of invoices under the Xingó Hydroelectric Power Plant construction contract. One of these actions, filed in June 1999, referred to invoices issued as from April 1990 and the other, filed in May 2000, referred to invoices issued until then. The plaintiffs’ general claims under these actions were restricted to the existence of an alleged right to financial compensation, the determination of the respective amounts being postponed to the end of the action.

The Company challenged the actions and requested the Federal Revenue Service to be included in the action and the proceeding to be transferred to one of the courts of the Federal Justice in Pernambuco. The Consortium filed a motion addressing the request of the inclusion of the Brazilian Federal Government in the proceeding.

After presentation of the expert’s work and additional explanations, a hearing was held in August 2005. It was determined the presentation of the closing arguments until October 17, 2005. Currently, the proceeding was sent to the judge under advisement and there will probably be a pretrial order for rendering of a decision. As of December 31, 2008, the situation remained unchanged.

b) A public civil action filed against the Company by Associação Comunitária do Povoado do Cabeço e Adjacências (Community Association of the Town of Cabeço and Surrounding Areas), in the State of Sergipe, corresponding to R$ 100,000 thousand, with the 2nd Federal Court of Sergipe. It aims a financial compensation associated with alleged environmental damages caused to the fishermen of Cabeço, resulting from the construction of the Xingó Hydroelectric Power Plant.

The action was filed with a federal court on June 27, 2002, and was challenged within the legally established period. After a series of proceeding occurrences that have not affected the claim, on August 31, 2005, a judge determined the inclusion of the Brazilian Federal Government, IBAMA (Brazilian Institute of the Environment), IMA-AL (Environment Institute of the State of Alagoas), CRA-BA (Regional Administration Council of the State of Bahia), and ADEMA-SE (State Environment Administration of the State of Sergipe) in lawsuit, ordering the delivery and service of the summons to those entities.

As of September 30, 2005, the company was waiting for the service of process to take place. On September 30, 2006, the proceeding was sent to the Judge under advisement, after the entrance in the docket of CHESF’s new defenders. On December 31, 2006, the proceeding was suspended by a decision of the Judge, awaiting judgment of the interlocutory appeal filed by the author of the lawsuit with Federal Court of Appeals of the 5th Region. That has not been judged yet.

The co-parties of CHESF (the Brazilian Federal Government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) have already been summoned. On September 12, 2007, the judge issued a pretrial order with the following contents: "Await information on the final and unappealable decision of the appeal, which should be communicated to CHESF." Considering that the interlocutory appeal CHESF filed was refused, that company filed a motion for resettlement against that decision, which, as of March 31, 2008 had not been judged yet.

On June 13, 2008, a pretrial order of the judge determined the summoning of the Brazilian Federal Government and of IBAMA, as well as summoning the author of the suit to discuss the terms of the action. As of September 30, 2006, the case records were with IBAMA. As of December 31, 2008, the subsidiary was waiting for the conciliation hearing, set up for February 19, 2009. As the hearing did not that place on that date, the judge ordered new steps for the continuation of the proceeding.

c) A public civil action was also filed against controlled company CHESF, in the district of Brejo Grande/SE, involving R$100 million, with the same claims of the action referred to above, but abandoned by the plaintiff in February 2005. The latest proceeding was performed in November 2007, when the judge determined that the Public Prosecution Office presented its arguments regarding the civil action. As of March 31, 2008, the action remained stalled and with no position from the Public Prosecution Office. As of June 30, 2008, the judge from Brejo Grande District issued a decision recognizing the inability of the State Justice to handle the case and determining that the case records are sent to the Federal Justice. As of September 30, 2008, these case records were with IBAMA. On December 31, 2008, IBAMA had not returned the records yet.

According to the opinion of Company’s legal counselors, the risk of an unfavorable outcome for those actions (items b and c) is possible, but the loss amount is not known.

CGTEE

CEEE-D filed a lawsuit claiming the amounts related to the transference action of CGTEE by CEEE to ELETROBRÁS. The value of the action amounts to R$ 3,650 thousand, and according to the analysis of the legal advisors, it is rated as a possible loss for the Company.

III - Lawsuits against the Company and its controlled companies rated as remote losses:

1.a) Company

ELETROBRÁS has been named as a defendant in an action filed by Brazilian Association of the Consumers of water and Electric Power – ASSOBRAEE with the 17th Federal Court in Brasília. The plaintiff claim the use of the market value of ELETROBRÁS’ shares as the price of the stocks issued for paying compulsory loan credits, instead of the book value currently set as parameter for the issue. The amount claimed totals R$2,397,003 thousand, and according to legal advisors, the chance of unfavorable outcome is remote.

ELETROBRÁS is also a party to other lawsuits whose purpose is the redemption of the Bearer Bonds issued by the Company in connection with the compulsory loan collected between 1964 and 1976. Pursuant to the provisions of article 4, paragraph 11 of Law No. 4.156/62 and article 1 of Decree No. 20.910/32, these obligations are unenforceable.

The Company’s management, supported by its legal counselors, considers that the possibility of an unfavorable outcome for ELETROBRÁS of these ongoing lawsuits is remote, considering that case law on the issue is unanimous on the statute of limitations period for the right to claim redemption of the obligations issued for the compulsory loan and the unenforceability of these notes (See note 22).

2.a) Controlled companies

CHESF

Despite considered by CHESF's legal counselors as a remote risk of loss, there is a collection action filed by the company Mendes Júnior, engaged for the UHE Itaparica construction, claiming for indemnification of alleged financial losses caused by the delayed payment of invoices on the part of the controlled company.

Said collection lawsuit is based on the Declaratory Action found valid for the purposes of declaring the existence of a Mendes Júnior’s credit against CHESF, thus ensuring financial refunding.

After the decision of the Superior Court of Justice to not recognize the special appeal filed by Construtora Mendes Júnior, and confirm the decision of the 2nd Civil Chamber of the Federal Court of Pernambuco, which annulled the decision and determined the remand of the case records to one of Pernambuco's lower courts, the lawsuit was sent to the 12th Federal Court under number 2000.83.00.014864 -7, for a new expert work and render of a new decision.

The expert work report was presented and in reply to CHESF’S question stated “based on an analysis of Mendes Junior’s accounting records, it is impossible to confirm that in the periods of delayed invoice payment, Mendes Junior actually raised funds in the money market, specifically for funding the Itaparica construction works.” This answer was confirmed by the analysis made by CHESF’S Technical Assistant, which included a detailed exam of Mendes Junior's financial statements. Based on these results, CHESF requested the suit to be considered totally groundless.

The Federal Public Prosecution Office presented its request to nullify the action. And, on the merits of the case, requested the suit to be considered groundless.

The suit was considered valid in part, according to a decision issued on March 8, 2008.

Mendes Júnior filed an appeal for clarification of the sentence, requesting the total approval of the report prepared by the Official Expert. The Federal Public Prosecution Office filed a request for the judgment to be considered entirely groundless.

The appeals filed by Mendes Júnior and Federal Public Prosecution Office were rejected by The Judge of the 12th Federal Court.

CHESF and the Federal Government filed appeals for clarification, both granted by the Judge, whose sentence clarified some of the prior sentence’s points on the assessment of a possible debt owed by CHESF to Mendes Júnior. This sentence clarified the point that determines that, on the assessment of a possible debt owed by CHESF to Mendes Júnior, any and all payments of the principal, and any and all financial compensations paid by CHESF, according to the contract, must be discounted.

CHESF appealed the decision requesting the suit to be considered entirely groundless, since this collection suit required Mendes Júnior to prove that it raised funds specifically for funding the Itaparica construction work, because of the delayed payment of some invoices on the part of CHESF, and in amounts above the late payment fines paid by CHESF, in order to be entitled to any financial compensation, according to the Declaratory Action previously mentioned. In December 2008, the Brazilian Federal Government, CHESF and Mendes Júnior, had already filed appeals, and the period established for the Public Prosecution Office to present its arguments is in progress.

Accordingly, considering the elements already included in the suit, we see that Mendes Júnior has not taken any loan to specifically finance Itaparica’s construction works (or at least, not in the amounts stated). Also considering the calculations already made by CHESF, and that, according to the court decision, all the benefits granted to Mendes Júnior during the execution of the contract must be compensated; CHESF’S legal counsel supports the Company’s management position and considers the probability of unfavorable outcome remote.

NOTE 31 - OBLIGATIONS ASSUMED FOR THE DECOMMISSIONING OF ASSETS

The Company recognizes obligations assumed for the decommissioning of thermonuclear plants. This consists of a program of activities demanded by the National Nuclear Safety Authority (Brazilian Commission of Nuclear Energy - CNEN) that allows nuclear facilities to be safely dismantled, with minimum impact to the environment. In the case of Brazilian thermonuclear plants (Angra 1 and Angra 2), the option chosen was the decommissioning program known worldwide as “SAFSTOR,” which comprises the total dismantlement of the plant after a period of dormancy of 15 years.

The calculation of the liabilities arising from the decommissioning program is based on prevailing Brazilian and international laws and regulations, the technology currently available to carry out such activities, and the costs specific to the place where the plants are located.

According to Law No. 10.308/2001, Eletronuclear is legally responsible for the initial deposits of waste arising from the decommissioning of Angra I and Angra II and, accordingly, it bears the costs of this obligation. Under the provisions of Law No. 10.308/2001, CNEN is responsible for and bears the costs of implementing the intermediate and final deposits of waste. Therefore, these costs are not included in the calculation of the liabilities resulting from the decommissioning of thermonuclear plants, though the costs for the storage of the waste are. Article 18 of the mentioned Law establishes that intermediate and final waste storage services will have their respective costs reimbursed to CNEN by the depositors, according to a table approved by CNEN Advisory Commission to be in force starting on the first business day following the publication on the federal official gazette.

With Angra II starting operations in 2000, new studies on decommissioning costs were conducted on the basis of estimates applicable to a set of 17 US plants and 10 European, Canadian and Japanese plants which are at different decommissioning stages, as well as criteria set by the US NRC – Nuclear Regulatory Commission. These criteria were used in studies of plants similar to the Brazilian ones, including a specific study conducted at the Krisko plant, which is considered as Angra I’s twin sister.

Angra I’s and Angra II’s decommissioning cost is estimated at US$197,816 thousand and US$240,000 thousand, and the end of the plants’ useful lives forecast for December 2014 and August 2030, respectively.

In 2007, the Company’s management reviewed and adjusted the values, besides defining parameters and regulations for setting up the necessary financial reserves to cover the plant decommissioning costs. Therefore, the adjusted costs are US$307,000 thousand and US$426,000 thousand for Angra I and Angra II, respectively. The useful economic live of the plants was set to be 40 years. As a result of that revaluation, total obligation changed from US$437,816 thousand to US$733,000 thousand.

As of December 31, 2008, when discounted to present value - in compliance with CVM Instruction 469/2009 – these amounts correspond to US$ 82,372 thousand (Angra I) and US$33,520 thousand (Angra II). The total balance of liabilities corresponding to the obligations for deactivation of the nuclear plants Angra I and II is R$ 266,168 thousand (R$ 451,017 thousand on December 31, 2007). A discount rate adequate to the business risk was used to calculate the present value of decommissioning obligations.

The amounts recorded as liabilities incurred with decommissioning thermonuclear plants are estimated and will be revised through the economic lives of the plants, considering technological advances with the purpose of allocating the costs to be incurred with their deactivation to the respective accrual period.

No specific legislation tackling the decommissioning of thermonuclear plants is currently in effect in Brazil and, accordingly, the conditions for the decommissioning, the procedures to be implemented, amounts to be spent and the measures to be taken if these amounts are insufficient or in excess, are not established.

ELETRONUCLEAR manages low, medium, and high radioactivity waste. Low activity waste comprises disposable materials used in the operation and maintenance of the nuclear plants. Medium activity waste is the water purification resin and filters. High activity waste is the fuel used. High activity waste is the fuel used.

Accordingly, ELETRONUCLEAR has already built a Waste Management Center - CGR for the storage of low and medium activity wastes, located in Angra dos Reis, Rio de Janeiro State.

For high activity waste, ELETRONUCLEAR operates 2 (two) initial deposits (spent fuel pool) inside the respective Angra I and Angra II plants. There is also the project of another storage pool for spent fuel elements, located outside the plants, which will increase the storage capacity of the Nuclear Center and allow it to store all the fuel used by Angra 1 and Angra 2 reactors, throughout the useful lives of those units.

Decommissioning costs include services referring to the removal, transportation and final disposal of low and medium activity waste generated during the decommissioning program They also include the removal and transportation of the used fuel elements to be stored where established by CNEN. These costs, however, do not include the services of subsequent intermediate and final storage of those fuel elements.

These latter costs are not considered because there are no procedures, technical regulations, or specific legislation for the long-term storage of used fuel elements. The used fuel may be recycled in the future through reprocessing techniques, as currently made in countries such as France and Japan. That might generate enough funds to pay for the costs of the final storage of the resulting high activity waste.

Given the specific characteristics of a thermonuclear plant operation and maintenance, whenever the estimated decommissioning costs change, due to new studies applying more advanced technology, the decommissioning quotas must be changed accordingly, so the liabilities can be adjusted to the new reality.

NOTE 32 - SHAREHOLDERS’ EQUITY

I - Capital Stock

The Company’s capital stock amounts to R$ 26,156,567 thousand (R$24,235,829 thousand on December 31, 2007), and its shares have no nominal value. Preferred shares are non-voting and non-convertible to common, but are entitled to liquidation preference and dividend distribution at the annual rates of 8% for class “A” shares (subscribed prior to June 23, 1969) and 6% for class “B” shares (subscribed as from June 24, 1969), calculated ratably to the capital corresponding to each class of shares.

Capital stock comprises 1,132,357,090 shares, thus distributed by major stockholders and types of shares:

NUMBER OF SHARES

	COMMON		PREFERRED			TOTAL CAPITAL

SHAREHOLDER	NUMBER	%	Class A	Class B	%	NUMBER	%

Brazilian Federal	488,656,241	53.99	-	35,191,714	15.49	523,847,955	46.26
Government
BNDESPAR	133,757,950	14.78	-	-	-	133,757,950	11.81
FND (National	45,621,589	5.04	-	-	-	45,621,589	4.03
Development
Fund)
FGP (Fund	40,000,000	4.42	-	-	-	40,000,000	3.53
Guaranteeing
Public Private
Partnerships)
Other	196,987,747	21.77	146,920	191,994,929	84.51	389,129,596	34.37

	905,023,527	100.00	146,9200	227,186,643	100.00	1,132,357,090	100.00

Of the total 389,129,596 shares held by minority stockholders, 239,401,535 shares or 61.52% are owned by non-resident investors, 132,867,994 of which are common shares, 27 preferred class “A” shares, and 106,533,514 are preferred class “B” shares.

Of the shares owned by investors domiciled abroad, 69,298,867 common shares and 33,438,069 preferred class “B” shares are under custody, to support the ADR – American Depositary Receipts - level I Program.

As of December 31, 2008, the book value per share was R$ 75.61 (R$ 70.79 on December 31, 2007).

II – Converting Compulsory Loans into Shares

On April 30, 2008, the Company’s 151st Extraordinary General Meeting decided on the fourth conversion of the total credits as of December 31, 2007 into class B registered preferred shares of ELETROBRAS’ capital stock. These credits, corresponding to R$202,375 thousand, were recognized after the third conversion on April 28, 2005.

Shares will be issued at a price based on the book value of ELETROBRAS’ shares as of December 31, 2007 of R$ 70.79 pursuant to article 4 of Law No. 7.181/83. Residual values not resulting in whole shares will be paid in kind, as establishes article 10 of Decree No. 81.668/78, plus the amounts received as a result of the exercise of the preemptive subscription right by other shareholders, as established by CVM’s guidelines.

The period for exercising the preemptive subscription right by the other shareholders will be set in accordance with article 171, paragraph 2 of Law No. 6.404/76, as well as the period for the delivery of the shares arising from the conversion. Those periods were 30 and 60 days, respectively, counted as of the Extraordinary General Meeting date. In addition, article 6 of ELETROBRÁS’ by-laws, which addresses the composition of the Capital Stock and Shares, was amended.

III – Capital Reserves

	R$ thousand

	COMPANY AND CONSOLIDATED

	2008	2007

Compensation for insufficient remuneration - CRC	18,961,102	18,961,102
Goodwill on issuance of shares	3,384,310	3,243,272
Special - Decree Law 54.936/1964	387,419	387,419
Monetary restatement of beginning balance - 1978	309,655	309,655
Monetary restatement of compulsory loan - 1987	2,708,432	2,708,432
Donations and grants - FINOR, FINAM and others	297,424	297,424

	26,048,342	25,907,304

The CRC capital reserve (Compensation account - CRC) corresponds to ELETROBRÁS’ interest in any shortfalls in the remuneration paid to its controlled companies under the former guaranteed return system prevailing in the Electricity Sector up to 1993, accounted for upon the settlement of obligations by the Federal Treasury.

IV - Income Reserves

Under the Company's by-laws, 50% of net income should be appropriated to the investment reserve and 1% to the reserve for studies and projects. Its recognition is limited to 75% and 2% of capital stock, respectively:

	R$ thousand

	COMPANY AND CONSOLIDATED

	2008	2007

Legal (article 193 - Law 6.404/76)	2,037,863	1,731,038
Statutory (article 194 - Law 6.404/76):
Studies and projects	61,365	255,899
Investments	16,977,346	15,432,771
Other	-	11,080
Retained earnings (article 196 - Law 6.404/76)	487,476	68,748
Special (article 202 - Law 6.404/76):
Undistributed dividends	9,336,858	8,300,832

	28,900,908	25,800,368

On December 31, 2008, the adjusted balance of the special undistributed dividend reserve (art 202. Law 6.404/76) had the following holders of common shares:

	COMMON SHARES
			RESERVE

SHAREHOLDER	NUMBER	%	R$ thousand

Brazilian Federal Government	488,656,241	53.99	5,040,970
BNDESPAR	133,757,950	14.78	1,379,988
FND	45,621,589	5.04	470,578
FGP	40,000,000	4.42	412,689
Minority shareholders	196,987,747	21.77	2,032,633

TOTAL	905,023,527	100.00	9,336,858

V - Revaluation Reserve

These comprise the reserves, accounted for on the equity method, of the relevant affiliates CELPA and CEMAT, which revalued its property, plant and equipment items.

VI - Advances for future increase in capital

The advances of funds received from the controlling shareholder are destined exclusively to capitalization and are classified under “Shareholders’ Equity.” Following Decree 2.673/98, they are adjusted according to the SELIC (Special System for Settlement and Custody) rate:

	R$ thousand

	COMPANY AND CONSOLIDATED

	2008	2007

Acquisition of interests in CEEE	1,959,715	1,742,265
Acquisition of interests in CGTEE	1,882,864	1,673,938
Banabuí–Fortaleza transmission line	64,868	57,670
XINGÓ Hydroelectric Power Plant	182,257	162,034
Transmission lines in the State of Bahia	28,530	25,365
Federal Electrification Fund - Law 5.073/66	169,119	150,353

	4,287,353	3,811,625

NOTE 33 - OPERATIONS WITH ELECTRICITY

	R$ thousand

	CONSOLIDATED

	2008	2007

Power sold to final consumers	5,695,688	5,884,191
Power sold to concessionaries	9,372,059	8,385,288
Transmission	4,334,236	3,403,342
Commercialization at CCEE - short-term energy	2,604,620	1,066,798
Transference of Energy from ITAIPU	5,777,524	6,273,929
Regulatory Assets - Commercialization of ITAIPU’s energy	3,666,637	590,024

	31,450,764	25,603,572

NOTE 34 - DEDUCTIONS TO THE OPERATIONS WITH ELECTRICITY

	R$ thousand

	CONSOLIDATED

	2008	2007

Global Reversion Reserve Quota – RGR	536,711	471,069
Fuel Consumption Account – CCC	332,979	452,152
Energy Development Account – CDE	66,304	70,871
Alternative Electricity Sources Incentive Program -
PROINFA	73,936	57,975

Other	181,743	183,924

	1,191,673	1,235,991
ICMS (State VAT)	984,608	882,750

	2,176,281	2,118,741

NOTE 35 - OPERATING REVENUES - OWNERSHIP INTEREST

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Investments in controlled companies
Equity in earnings (loss)	(236,157)	1,149,525	-	-
Yield on equity capital - ITAIPU	36,157	39,325	36,157	39,325

	(200,000)	1,188,850	36,157	39,325

Investment in affiliated companies
Equity in earnings	464,267	411,725	464,267	411,725
Interest on own capital	96,341	109,936	96,341	109,936

	560,608	521,661	560,608	521,661

Other investments
Interest on own capital	14,171	16,942	14,171	16,942
Dividends	88,643	88,004	88,643	88,004
Return on investments in partnerships	(80,623)	67,832	(34,046)	87,360

	22,191	172,778	68,768	192,306

	382,799	1,883,289	665,533	753,292

NOTE 36 - PERSONNEL, MATERIAL, AND SERVICES

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Personnel	220,941	260,425	3,670,434	3,233,364
Material	2,899	2,284	260,854	234,683
Services	54,613	55,661	1,508,352	1,450,491

	278,453	318,370	5,439,642	4,918,538

NOTE 37 - ENERGY PURCHASED FOR RESALE AND USE OF THE ELECTRIC GRID

	R$ thousand

	COMPANY

	2008	2007

Electricity network use	1,101,220	976,647
Supply of electricity	5,534,238	1,967,566
Energy from ITAIPU	2,047,016	3,320,526
Commercialization at CCEE - short-term energy	1,212,066	1,108,673
Other	38,994	23,866

	9,933,534	7,397,278

NOTE 38 - OPERATING PROVISIONS

	R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Contingencies	71,501	-	345,273	173,630
Allowance for doubtful accounts - Consumers and
Resellers	-	-	40,345	272,435
Allowance for doubtful accounts - RTE	-	-	(242,734)	68,543
Allowance for doubtful accounts - CCEE	-	-	-	293,560
Allowance for Doubtful Accounts - loans and financing	37,045	29,001	37,045	29,001
Allowance for Doubtful Accounts - ICMS Credits	-	-	468,405	127,710
Allowance for Doubtful Accounts – securities	12,981	(9,007)	12,981	(9,007)
Recoverable value of assets (Impairment)	-	-	770,231	-
Deactivation of assets	-	-	-	-
Losses in the realization - advances for future
increase in capital	(7,535)	42,394	-	-
Shareholders’ deficit in controlled companies	135,652	532,781	-	-
Other	54,350	(8,686)	112,545	149,250

	303.994	586.483	1,544,091	1,105,122

NOTE 39 – FINANCIAL INCOME (EXPENSES)

		R$ thousand

	COMPANY		CONSOLIDATED

	2008	2007	2008	2007

Financial income (expenses)
Revenues from interest, commission and fees	3,568,780	4,188,934	1,199,439	1,958,944
Debt charges	(479,655)	(447,237)	(1,442,159)	(1,433,014)
Charges on shareholders’ funds	(1,576,023)	(1,353,792)	(1,599,504)	(1,370,808)
Revenue from financial investments	959,344	537,453	1,160,571	868,132
Other revenue (expenses)	30,068	144,973	113,007	1,333,660

	2,502,514	3,070,331	(568,646)	1,356,914
Monetary and exchange restatements
Monetary restatements, net	997,786	528,082	320,223	42,927
Exchange restatement, net	4,297,123	(3,000,510)	3,632,191	(2,608,504)

	5,294,909	(2,472,428)	3,952,414	(2,565,577)

	7,797,423	597,903	3,383,768	(1,208,663)

NOTE 40 - PROFIT SHARING

ELETROBRÁS, and its controlled companies, adopt a profit sharing program applicable to all employees. It has as objective to promote quality and better productivity levels and global results of the Company.

The program is based on collective bargaining agreements with employees and unions, under the terms of the prevailing federal law, and is carried out through previous negotiation of goals and commitments.

In the year 2008, ELETROBRÁS accrued for an amount of R$ 23,000 thousand (R$ 18,000 thousand on December 31, 2007) and R$ 176,817 thousand in the consolidated (R$ 159.926 thousand on December 31, 2007), corresponding to the profiting sharing of employees and management, observing Resolution 10, of May 30, 1995, of the Council for the Coordination and Control of Government-Controlled companies - CCE.

The payment of profit sharing will be discussed during an ordinary general meeting of shareholders, who will analyze the Financial Statements

NOTE 41 - COMPENSATION OF EMPLOYEES AND MANAGEMENT

The lowest and highest compensation paid to employees, taking as basis the month of December 2008, were R$ 1,719.03 and R$ 24,122.80 (including transfer additional) respectively, in accordance with the salary policy of ELETROBRÁS. The highest fees attributed to a manager, taking as basis the month of December 2008, corresponded to R$28,186.00.

The total compensation of the Company’s management in the year 2008 was R$ 3,592 thousand, of which R$ 551 thousand for the Management Board and R$ 3,041 thousand for the Board of Directors.

NOTE 42 - DISCRETIONARY RESIGNATION PROGRAM

ELETROBRÁS implanted a Discretionary Resignation Program (PDVE), aiming a restructuring of its staff, open to all employees that fulfill the following conditions:

Participants of the Defined Benefit Plan of Fundação Eletrobrás de Seguridade Social (ELETROS) who were retired by the Federal Social Security Institute (INSS) and meet the requirements to obtain the complementary retirement benefit within twenty-four months after joining the PDVE;

a) Participants of the Defined Contribution Plan of ELETROS who satisfy the requirements to obtain the complementary retirement benefit within twenty-four months after joining the PDVE; and

b) Non-participants of ELETROS - who were retired by the Federal Social Security Institute (INSS) or that are in conditions to obtain retirement within twenty-four months after joining the PDVE, even if in a proportional manner, under the General Social Security Regime.

After the end of the employment period with ELETROBRÁS, the Company no longer is responsible for any contributions to the Public Social Security or private pension plan.

The incentive to the employee in relation to PDVE is made through payment of a complementary compensation, per year of service, plus the termination amounts payable for an unjustified dismissal, in accordance with the following criteria:

a) Fifty percent of a monthly compensation per complete year of work, limited to twenty-four years and to the amount corresponding to twelve times the highest salary of the Company;

b) Medical assistance during twelve months counted upon the dismissal date.

The period to join PDVE ended on December 31, 2007, with the inclusion of 311 employees. Sixty-eight employees were dismissed until December 2008. The dismissal of 243 employees is projected for 2009.

As of December 31, 2008, the Company had accrued for a provision of R$ 67,835 thousand, recognized under the caption “Estimated Obligations” to cover expenses with the implantation of PDVE, to be realized until December 2009, as the dismissals take place.

NOTE 43 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I - Management of funds

Most of the financial investments of ELETROBRÁS are long-term loans and financing, in addition to the interests held in public service concessionaires, detailed in notes 9 and 16 and in attachments II and III.

II - Financial instruments

a) Cash and cash equivalents: the market values of those assets correspond to their carrying amounts.

b) Marketable securities: classified as held to maturity are recognized at acquisition cost, plus interest and monetary variation with effects to the income. Such instruments are adjusted to their probable realizable value, where applicable.

c) Consumers and resellers: receivables form consumers and resellers are classified as held to maturity and are presented at their probable realizable values.

d) Rescheduled receivables: are classified as held to maturity and are presented at their probable realizable values.

e) Loans and financing granted: loans and financing granted are linked with financing in the domestic electric sector. They are restated according to an average rate of 9.73% p.a. (8.99 % p.a. on December 31, 2007).

Financing is restricted to electricity public concessionaires and, therefore, defines the market rate (or cost of opportunity of the Company’s capital), taking into account the risk premium compatible with the activities of the sector. In case it is not possible to find other alternatives that not the own electric sector, the fair value of those loans corresponds to their book value.

At the end of the year, the Company had 784 agreements covering loans and financing granted, corresponding to R$ 42,234,271 thousand (R$ 36,522,430 thousand on December 31, 2007), as follows:

Currency	Corresponding value in US$	%	R$ thousand
	thousand

US dollar	8,637,294	47.79	20,185,355
IGP-M	4,327,464	23.95	10,113,284
Real	4,736,721	26.21	11,069,717
Yen	261,955	1.45	612,189
EURO	108,569	0.60	253,726

Total	18,072,002	100.00	42,234,271

f) Loans and financing obtained:

Loans and financing obtained with financial institutions are recorded in long-term accounts, in particular those obtained overseas and Federal Government Funds, such as the Global Reversion Reserve Quota (RGR). The market values of those loans and financing correspond to their book values.

The funds raised are composed of contracted financing with international multilateral agencies - IBD, IBRD, ADC - and it is not practicable to discount them at a rate different from the one established in the Brazilian debt agreement. Other loans are obtained at international rates, what makes book value approximate fair value.

ELETROBRÁS ended the year 2008 with 13 contracts recorded in liabilities, among which loans, financing, and bonuses, that total R$ 4,158,111 thousand (R$ 1,716,302 thousand on December 31, 2007), as demonstrated below:

Currency	Corresponding value in US$	%	R$ thousand
	thousand

US dollar	1,438,416	80.84	3,361,578
Yen	232,070	13.04	542,348
EURO	108,766	6.12	254,186

Total	1,779,252	100.00	4,158,111

The Compulsory Loan, abolished by Law 7,181 of December 20, 1993, had December 31, 1993 as limit period for payment. Now ELETROBRÁS manages the residual value of the compulsory loan collected, adjusting it according to the IPCA-E index and adding to it interest of 6% p.a., with a defined redemption period. The market values of those loans and financing correspond to their book values.

g) Derivatives

1 - Policy

The Company has a mismatch between its foreign currency receivables and payables mainly arising from the receivables of its jointly-owned controlled company ITAIPU Binacional. These refer to its financing contracts and low indebtedness, which make the company subject to impacts on its assets and results, due to exchange rate fluctuations, particularly of the US dollar.

As from 2008, Eletrobrás started to enter into derivative agreements with the purpose of managing its exposure to exchange rate fluctuations.

The Company’s policy on derivatives does not establish the use of derivatives with the purpose of credit granting, fund raising, or any kind of financial assistance. Its sole purpose is hedging Company’s assets from exchange rate variations.

2 - Objectives and strategies

Within the extent of its hedge policy, in 2008 the Company executed operations that amounted to US$ 280,000 thousand to protect the receivables maturing until the end of that year. The Company made use of non-deliverable forwards based on the US dollar, matching the maturities of the contracts with the due dates of service receivables of the jointly-owned controlled company Itaipu Binacional.

As the Company had not previously used this kind of financial instrument, it created internal controls to monitor the transactions, record positions and mark the portfolio to the market.

The Company also monitors the parameters that affect the projection of exchange rate fluctuations, in order to check the adequacy of the Company's elected strategy to the risk profile and purpose of the hedging policy established by the Company’s management.

These controls have been efficient, so far, both for the management of the portfolio and for providing accounting information necessary to the recognition of the portfolio’s results.

Currently, Company is studying the possibility of expanding the scope of its hedge policy to encompass other market risk factors, such as indices, interest rates, and host contracts (embedded derivatives).

3 - Risks

The derivative portfolio amount varies according to the US dollar rate variation and domestic interest rates in Brazilian reais (future inter-bank deposits) and in US dollars (coupon rate). Accordingly, the volatility of these risk factors affects the result of the derivatives. This risk, however, is reduced by the receivables that support the transactions before maturity, the recognition of exchange gains/losses and of gains/losses at maturity, and the receipt of the corresponding asset cash flow, which is also valued by the exchange rate in effect.

As the transactions were hired in the over-the-counter market, there is also the risk of the counterpart, that is, the possibility of default by the corresponding financial institution. To reduce this risk, the Company only signs contracts with banks minimum rated as investment grade.

4 - Fair value of derivatives

As of December 31, 2008, there were no outstanding operations with derivatives in the portfolio, and, therefore, there is no fair value to be determined.

The methodology to calculate the fair value of transactions was developed by the Company’s risk area based on well-known methods usually adopted in the market (mark to market). Briefly, for the derivatives currently included in the portfolio, the process consists in estimating the break-even price for each contract, at maturity, according to (1) spot rate, (2) domestic interest rate in Brazilian reais (future inter-bank deposits), and (3) domestic interest rate in US dollars (coupon rate). The comparison between the price calculated this way, and the price negotiated in each contract provides an estimate of future gain/loss, which is adjusted to present value by fixed interest rate in Brazilian reais (future inter-bank deposits).

5 – Breakdown of the derivative portfolio

As of December 31, 2008, there were no outstanding operations. Negative financial adjustments, generated by the operations in the year 2008 amounted to R$124,345 thousand.

Such negative adjustments were caused by the inversion of the trend of the US dollar rate that, after almost five years of devaluation, started having valuation after August 2008, following the reductions in the prices of main commodities, especially after October 2008, due to the worsening of the international financial crisis. In view of the hedge logics used in the operations, as well as of the large fluctuation of the futures market and the short time until the maturities of the contracts, the Company decided to settle the derivative contracts and did not reverse them.

g.1) Embedded Derivatives

In 2004, the controlled company ELETRONORTE signed long-term contracts for electricity supply to three of its main clients. The monthly amounts of these long-term contracts are established according to the aluminum international price (London Metal Exchange - LME), used as basic asset to define the monthly value of the contracts.

The contracts are detailed below:

Contract date

Client	Initial	Maturity	Megawatt average volume

750 MW – up to 12/31/2006
Albrás	7/1/2004	12/31/2024	800 MW – as from 01/01/2007
Alcoa	7/1/2004	12/31/2024	From 304.92 MW to 328MW
BHP	7/1/2004	12/31/2024	From 353,08 MW to 492MW

These contracts include interest rate cap and floor band using aluminum price at the LME as reference rate. LME’s maximum and minimum prices are limited to US$2,773.21/tonnes and US$1,450/tonnes, respectively.

The Company informs that it does not operate with other kinds of derivatives, except those mentioned in this explanatory note. Other information regarding this operation is presented in explanatory note 19.

III - Risks

a) Regulatory Risk

The Company, through its controlled companies, holds concessions to explore electricity generation and transmission services, whose maturities under the terms of the current law are pre-established. If those concessions are not renewed or are renewed at higher costs for the Company, the current levels of profitability and activity may be changed.

b) Exchange Risk

A significant part of the Company’s assets and result of operations is affected by the exchange variation risk, particularly the fluctuations in the US dollar rate. As of December 31, 2008, the Company had receivables resulting from financing granted in foreign currency in the amount of R$ 21,051,270 thousand, corresponding to US$ 9,007,818 thousand. When comparing payables and receivables in foreign currency, the former are covered by the latter by some 5.1 times.

c) Credit Risk

The Company, through its controlled companies, in engaged in the electricity generation and transmission markets, supported by contracts executed in a regulated contracting environment. By entering into bilateral contracts with electricity distributors, the Company aims to minimize its credit risks through collateral mechanisms involving trade receivables.

In transactions with industrial customers called ‘free consumers’, the credit risk is minimized through previous analyses of business conditions.

d) Price Risk

Until 2004, the prices of electricity resulting from the generation activity sold to concessionaires were determined by ANEEL. As of Auction No. 001/2004 held by the Regulatory Agency, generating companies started to sell their electricity to a larger number of clients at market prices.

Electricity transmission has its prices defined by ANEEL, according to the determination of the permitted annual revenue (RAP), deemed sufficient to cover operating costs and maintain the economic and financial balance of the concession.

e) Market Risk

A significant portion of the electricity generated by ELETROBRÁS’ controlled companies is sold by means of Contracts for Selling Electricity in the Regulated Environment (CCEAR), entered into due to the controlled company's participation in electricity actions held by ANEEL.

NOTE 44 - TRANSACTIONS WITH RELATED PARTIES

The transactions of ELETROBRÁS with its subsidiaries, controlled companies, and specific purpose companies are carried out at prices and compatible conditions with the ones used in the market. Among the main operations with related parties, we can mention the loans and financing granted at arm’s-length basis and/or under specific regulations on the matter. Other operations were also established under normal market conditions.

The amounts referring the compensation of the Board of Directors and of the Management Board are presented in note 41. The Company, as mentioned in note 3, does not make use of share-based compensation.

There are no operations with individuals considered related parties, except for shareholders.

		R$ thousand

		COMPANY

	ASSETS	LIABILITIES	INCOME

FURNAS
Consumers and resellers	5,345	-	-
Loans and financing	1,178,001	-	-
Return on investments	251,607	-	-
Advance for future increase in capital	31,154	-	-
Sundry obligations	-	339
Interest, commissions and fees	-	-	105,725

	1,466,107	339	105,725

CHESF
Consumers and resellers	1,875	-	-
Loans and financing	3,460,807	-	-
Return on investments	541,878	-	-
Advance for future increase in capital	294,397	-	-
Sundry obligations	-	1,368
Interest, commissions and fees	-	-	429,001

	4,298,957	1,368	429,001

ELETRONORTE
Consumers and resellers	3,922	-	-
Loans and financing	7,589,415	-	-
Advance for future increase in capital	-	-	-
Sundry obligations	-	46
Interest, commissions and fees	-	-	1,008,696

	7,593,337	46	1,008,696

ELETROSUL
Loans and financing	592,161	-	-
Return on investments	135,713	-	-
Advance for future increase in capital	94,576	-	-
Interest, commissions and fees	-	-	16,803

	822,450	-	16,803

CGTEE
Loans and financing	574,954	-	-
Interest, commissions and fees	-	-	13,598

	574,954	-	13,598

ELETRONUCLEAR
Loans and financing	2,902,701	-	-
Return on investments	28,749	-	-
Advance for future increase in capital	30	-	-
Sundry obligations	-	1,482
Interest, commissions and fees	-	-	321,873

	2,931,480	-	321,873

ELETROPAR
Advance for future increase in capital	62,285	-	-
Return on investments	8,268	-	-
Sundry obligations	-	799
Interest, commissions and fees	-	-	1,931

	70,553	799	1,931

ITAIPU
Loans and financing	9,208,263	-	-
Return on investments	14,022	-	-
Interest, commissions and fees	-	-	506,221

	9,222,285	-	506,221

CEAL
Loans and financing	346,965	-	-
Advance for future increase in capital	158,300	-	-
Interest, commissions and fees	-	-	37,177

	505,265	-	37,177

CEPISA
Loans and financing	433,979	-	-
Interest, commissions and fees	-	-	44,289

	433,979	-	44,289

MANAUS ENERGIA
Loans and financing	729,355	-	-
Interest, commissions and fees	-	-	47,723

	729,355	-	47,723

CERON
Loans and financing	451,824	-	-
Interest, commissions and fees	-	-	45,033

	451,824	-	45,033

ELETROACRE
Loans and financing	40,069	-	-
Advance for future increase in capital	85,542	-	-
Interest, commissions and fees	-	-	4,321

	125,611	-	4,321

NATIONAL TREASURY
Obligations	-	2,926,437	-
Dividends payable	-	783,078	-

	-	3,722,484	-

ELETROS
Social security contributions	-	-	19,968

	-	-	19,968

BNDESPAR
Dividends payable	-	199,273	-

	-	199,723	-

	R$ thousand

	CONSOLIDATED

SISTEMA DE TRANSMISSÃO NORDESTE	ASSETS	LIABILITIES	INCOME

Permanent ownership interest	112,780	-	-
Interest on equity capital / dividends receivable	9,831	-	-
Trade accounts payable	-	1,069	-
Revenue from services	-	-	1,920
Interest on equity capital / dividends	-	-	6,444
Equity in earnings	-	-	15,605
Charges on the use of the electricity network	-	-	(9,666)

	122,611	1,069	14,303

INTESA
Permanent ownership interest	22,893	-	-
Interest on equity capital / dividends receivable	57	-	-
Equity in earnings	-	-	862

	22,950	-	862

ÁGUAS DA PEDRA
Permanent ownership interest	61,985	-	-

	61,985	-	-

ENERGIA SUSTENTÁVEL
Permanent ownership interest	50,002	-	-

	50,002	-	-

FACHESF
Trade accounts payable	-	3,856	-
Normal contributions	-	6,784	-
Actuarial contracts	-	398,820	-
Financial expense	-	-	(299)
Operating expenses	-	-	(33,689)

	-	409,460	(33,988)

ETAU
Permanent ownership interest	9,567	-	-
Advances for future increase in capital	274	-	-
Equity in earnings	-	-	2,646

	9,841	-	2,646

ARTEMIS
Permanent ownership interest	64,976	-	-
Equity in earnings	-	-	3,166

	64,976	-	3,166

SC ENERGIA
Accounts receivable	6,115
Permanent ownership interest	66,633	-	-
Advances for future increase in capital	30,008	-	-
Equity in earnings	-	-	13,755

	102,756	-	13,755

UIRAPURU
Accounts receivable	4,344
Permanent ownership interest	19,600	-	-
Equity in earnings	-	-	612

	23,944	-	612

RS ENERGIA
Permanent ownership interest	61,985	-	-
Equity in earnings	-	-	(138)

	61,985	-	(138)

ENERGIA SUSTENTÁVEL
Permanent ownership interest	50,002	-	-

	50,002	-	-

FUNDAÇÃO ELOS
Social security contributions	-	39,280	-

	-	39,280	-

BRASNORTE
Permanent ownership interest	39,600	-	-

	39,600	-	-

ÁGUAS DA PEDRA
Permanent ownership interest	61,985	-	-

Advances for future increase in capital	-	-	-
Equity in earnings	-	-	-

	61,985	-	-

AMAPARI
Permanent ownership interest	41,423	-	-
Equity in earnings	-	-	(110)

	41,423	-	(110)

AETE
Permanent ownership interest	25,201	-	-
Other	17	-	-
Use of the electricity network	-	179	-
Equity in earnings	-	-	(692)

	27,218	179	(692)

INTESA
Permanent ownership interest	71,175	-	-
Other	1,580	-	-
Use of the electricity network	-	543	-
Equity in earnings	-	-	5,774

	72,755	543	5,774

PREVINORTE
Social security contributions		3,902	-
	-	3,902	-

		-	200

NUCLEOS
Normal contributions			(7,308)
Actuarial deficit		106,603
Actuarial expenses			(6,707)

	-	106,603	(14,015)

ENERPEIXE
Permanent ownership interest	420,960	-	-
Interest on equity capital / dividends receivable	10,108	-	-
Accounts receivable	494	-	-
Interest on equity capital / dividends receivable	-	-	34,108
Equity in earnings	-	-	52,267
Revenue from the use of the electricity network	-	-	4,593

	431,562	-	90,968

TRANSLESTE
Permanent ownership interest	13,420	-	-
Interest on equity capital / dividends receivable	414	-	-
Trade accounts payable	-	126	-
Interest on equity capital / dividends receivable	-	-	414
Equity in earnings	-	-	1,353
Charges on the use of the electric network	-	-	(630)

	13,834	126	1,137

TRANSUDESTE
Permanent ownership interest	8,500	-	-
Interest on equity capital / dividends receivable	120	-	-
Trade accounts payable	-	(78)	-
Accounts receivable	19	-	-
Interest on equity capital / dividends receivable	-	-	120
Equity in earnings	-	-	508
Charges on the use of the electric network	-	-	(396)

	8,639	(78)	232

TRANSIRAPE
Permanent ownership interest	6,029	-	-
Trade accounts payable	-	(53)	-
Equity in earnings	-	-	248
Charges on the use of the electric network	-	-	(275)

	6,029	(53)	(27)

CENTROESTE
Permanent ownership interest	6,514	-	-

	6,514	-	-

BAGUARI
Permanent ownership interest	61,925	-	-

	61,925	-	-

RETIRO BAIXO
Permanent ownership interest	67,188	-	-

	67,188	-	-

SERRA DO FACÃO

Permanent ownership interest	273,713	-	-

	273,713	-	-

CHAPECO
Permanent ownership interest	270,855	-	-

	270,855	-	-

ENSE
Permanent ownership interest	1,129,104	-	-
Interest on equity capital / dividends receivable	10,642	-	-
Trade accounts payable	-	(257)	-
Accounts receivable	513	-	-
Interest on equity capital / dividends receivable	-	-	34,642
Equity in earnings	-	-	54,376
Revenue from the use of the electricity network	-	-	4,593
Charges on the use of the electric network	-	-	(1,301)

	1,140,259	(257)	92,310

REAL GRANDEZA

Accounts receivable	932,667
Accounts payable		(11,825)
Normal contributions		(65,021)
Actuarial contracts		(931,046)
Operating expenses			(189,134)

	932,667	(1,007,892)	(189,134)

NOTE 45 - INSURANCE

Main property, plant and equipment in use at ELETROBRÁS are insured in accordance with a coverage policy, taking into account the nature and degree of risk, at amounts considered sufficient to cover possible significant losses. Insurance composition is as follows:

	R$ thousand

	COMPANY AND CONSOLIDATED

RISK	Amount Insured	Premium

Named perils	20,741,014	61,985
Aircraft perils	18,572	476
Various	688,672	7,411

	21,448,258	69,872

Named perils - coverage for losses and material damages stemming from fire, lightning, explosion of any kind and electric damages in the facilities.

Aircraft perils - coverage for losses incurred, refund of expenses and civil liability associated with accidents with aircrafts.

Various risks - coverage for portable equipment, local and international transportation, and others.

NOTE 46 - STUDIES AND PROJECTS

These mainly refer to costs incurred by the Company on feasibility studies focusing the use of hydrographical basins and transmission lines, for construction of new hydroelectric plants and transmission systems.

The amount of expenditures incurred used to be treated as deferred expenses and presented in long-term assets. With the enactment of Law 11.638/2007, such expenses no longer gather the necessary conditions to be represented as assets of the Company. Therefore, under the terms of CPC Pronouncement 13, accumulated expenses until December 31, 2007, corresponding to R$ 292,579 thousand were written-off against Retained Earnings. Starting in the year 2008, expenses with feasibility studies and inventories are recognized in income and are capitalized after their economic feasibility is established.

NOTE 47 - CORPORATE GOVERNANCE

In September 2006, the Company went through a restructuring process to comply with the practices of Corporate Governance level I of BOVESPA (São Paulo Stock Exchange). Consequently, the Company that had shares listed in the IBOVESPA index, is now also listed in the Corporate Governance Index - IGC.

In September 2008, ELETROBRÁS obtained a registration with the US Securities and Exchange Commission - SEC. The listing of Company’s shares on the Stock Exchange of New York (NYSE) occurred on October 31, 2008.

Currently, ELETROBRÁS has two American Depositary Receipts programs related to common shares and class "B" preferred shares.

The registration of the Company with SEC and the consequent listing of ADR programs on the NYSE makes part of the strategic planning of the Company. It has been working with the purpose of improving its visibility with shareholders, analysts and investors, both in the equity and debt areas and aims to improve liquidity and prices of shares, as well as obtain favorable conditions when raising funds in the future for the Company’s investment programs.

NOTE 48 - RELATIONSHIP WITH INDEPENDENT AUDITORS

In compliance with the provisions of the Instruction 381 of the Brazilian Securities and Exchange Commission of January 14, 2003, ELETROBRÁS informs that it uses the independent auditing services of the firm BDO Trevisan Auditores Independentes. The said firm was engaged on August 1, 2005 for execution of audit services of individual and consolidated financial statements of ELETROBRÁS, and the Company does not have any other service agreements with the mentioned firm that not the financial statement audit services.

The independent auditors rendering individual audit services to the controlled companies of ELETROBRÁS are the following:

CGTEE	Deloitte Touche Tohmatsu
CHESF	RSM Boucinhas, Campos & Conti
ELETRONORTE	BDO Trevisan
ELETRONUCLEAR	HLB Audilink e CIA
ELETROSUL	Horwath Tufani, Reis & Soares
FURNAS	HLB Audilink e CIA
ITAIPU	BDO Trevisan
ELETROPAR	Russell Bedford Brasil
CERON	RSM Boucinhas, Campos & Conti
CEAL	HLB Audilink e CIA
CEPISA	Ferreira e Associados Auditores Independentes
ELETROACRE	HLB Audilink e CIA
MESA	HLB Audilink e CIA
BVENERGIA	HLB Audilink e CIA

The Company’ policy in relation to its independent auditors is based on principles that preserve the auditors' independence.

NOTE 49 - INFORMATION ON RELEVANT FACT

I – Guarantees given by CGTEE

In order to investigate the facts on the supposed guarantees given to Bank KfW Bankengruppe amounting to EUR 156,700 thousand (corresponding to approximately R$507,134 thousand), which would have been issued on behalf of CGTEE in favor of private companies, the controlled company’s management started an investigation whose final report was approved by the Board of Directors on August 06, 2007. Among the conclusions of the Investigation, we highlight: (1) the assumed guarantees were constituted in violation to the Brazilian law and of statutory standards of CGTEE, involving strong indications of forgery of documents and signatures; and (2) CGTEE does not have, and has never had, any business or contract relationships with the benefited companies.

On July 18, 2007, CGTEE notified the Bank KfW out-of court about the non-existence of those supposed guarantees given on that company’s behalf. On September 10, 2007, it filed a Declaratory Action of Document Falsification together with a Request for Submission of Documents to Bank KfW.

The alleged guarantees given to one of the companies were formally canceled by Bank KfW in November 2007.

Until the closing of these Financial Statements, there were no significant changes in the matter. The Company’s management does not expect to incur losses on account of this issue.

José Antonio Muniz Lopes	Astrogildo Fraguglia Quental
President	Finance Director and Director of Relations with Investors

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Director	Administration Director

Flávio Decat de Moura	Ubirajara Rocha Meira
Distribution Officer	Technology Officer

João Vicente Amato Torres

Accountant
CRC-RJ-057.991/O -S-DF

Attachment I

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
CONSUMERS AND RESELLERS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais)

	COMPANY					CONSOLIDATED

	Current					Current					Long-Term

		12/31/2008			12/31/2007		12/31/2008			12/31/2007	12/31/2008	12/31/2007

	Falling due	Overdue upto 90 days	More than 90 days	Total	Total	Falling due	Overdue up to 90 days	More than 90 days	Total	Total

AES ELETROPAULO	198.574	-	-	198.574	200.238	235.100	-	-	235.100	290.496	-	-
AES SUL	42.083	-	-	42.083	33.336	61.031	-	-	61.031	52.031	-	-
AES TIETÊ	-	-	-	-	-	761	-	-	761	690	-	-
AMPLA	42.836	-	-	42.836	28.399	77.634	-	-	77.634	66.548	-	-
ANDE	-	-	-	-	-	55.251	-	-	55.251	38.779	-	-
EBE	51.608	-	-	51.608	65.661	69.843	-	-	69.843	90.474	-	-
CEA	-	-	-	-	-	11.501	26.873	527.909	566.283	423.275	-	-
CEB	21.149	-	-	21.149	13.169	34.251	-	12.802	47.053	41.205	-	-
CEEE-D	55.052	-	-	55.052	29.507	83.252	-	-	83.252	43.993	-	-
CEEE-GT	-	-	-	-	-	250	-	-	250	3.432	-	-
CELESC	88.739	-	-	88.739	50.824	102.242	-	-	102.242	59.016	-	-
CELG	-	41.652	410.722	452.374	153.575	33.858	41.652	410.722	486.232	187.784	-	-
CELPA	-	-	-	-	-	43.305	-	-	43.305	38.513	-	-
CELPE	-	-	-	-	-	47.808	-	-	47.808	47.465	-	-
CEMAR	-	-	-	-	-	30.259	-	-	30.259	24.511	-	-
CEMIG	168.761	-	-	168.761	196.914	238.590	-	-	238.590	279.535	-	-
CESP	-	-	-	-	-	2.500	-	-	2.500	2.267	-	-
COELCE	-	-	-	-	-	30.367	-	-	30.367	30.794	-	-
COELBA	-	-	-	-	-	64.146	-	-	64.146	65.096	-	-
COPEL	100.040	-	-	100.040	74.090	180.742	-	-	180.742	160.921	-	-
CPFL	109.835	-	-	109.835	91.718	130.982	-	-	130.982	118.581	-	-
ELEKTRO	58.388	-	-	58.388	49.982	105.961	-	-	105.961	99.840	-	-
ENERSUL	16.359	-	-	16.359	11.738	29.371	-	-	29.371	18.473	-	-
ESCELSA	31.374	-	-	31.374	28.834	47.895	-	-	47.895	49.075	-	-
LIGHT	107.251	-	-	107.251	134.829	172.966	-	-	172.966	218.111	-	-
PIRATININGA	57.097	-	-	57.097	62.310	58.932	-	-	58.932	1.208	-	-
RGE	37.616	-	-	37.616	24.304	43.675	-	-	43.675	30.373	-	-
Sales at CCEE (Electricity Sales Chamber)	-	-	-	-	-	307.564	-	1.082	308.646	383.448	-	-
Regulatory assets	-	-	-	-	-	86.879	-	12	86.891	448.361	10.986	78.341
Electricity network use	-	-	-	-	-	339.129	4.374	20.969	364.472	134.620	-	-
PROINFA (Alternative electricity sources incentive program)	11.323	5.212	22.995	39.530	89.010	11.323	5.212	22.995	39.530	89.010	-	-
Consumers	-	-	-	-	-	368.883	229.139	468.921	1.066.943	1.065.169	-	-
Public sector	-	-	-	-	-	23.214	24.156	201.539	248.909	396.657	-	-
Other	30.903	-	-	30.903	10.821	577.414	24.924	153.035	755.373	862.306	36.269	170.736
(-) Allowance for doubtful accounts	-	-	-	-	-	(366.828)	(26.873)	(1.148.035)	(1.541.736)	(1.679.733)	(5.231)	(69.623)

	1.228.988	46.864	433.717	1.709.569	1.349.259	3.340.051	329.457	671.951	4.341.459	4.182.324	42.024	179.454

Attachment II

(Convenience translation into English from the original previously issued in Portuguese)

     C E NTR AIS E L É TR IC AS B R AS IL E IR AS S .A. - E L E TR OB R ÁS  L OANS AND F INANC ING G R ANT E D AS OF DE C E MB E R 31, 2008 AND 2007

(In thousands of B razilian reais)

	COMPANY										CONSOLIDATED

		12/31/2008				12/31/2007				12/31/2008				12/31/2007

	CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT

	CHARGES				CHARGES				CHARGES				CHARGES

	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON
	RATE			CURRENT	RATE			CURRENT	RATE			CURRENT	RATE			CURRENT

CONTROLLED COMPANIES TOGETHER

FURNAS	10,00%	8.082	78.073	1.091.846	8,86%	4.779	460.606	530.877	-	-	-	-	-	-	-	-
CHESF	11,47%	31.575	440.873	2.988.359	10,74%	43.047	420.273	3.747.908	-	-	-	-	-	-	-	-
ELETROSUL	7,56%	1.168	77.274	513.719	7,54%	261	2.676	183.629	-	-	-	-	-	-	-	-
ELETRONORTE	13,57%	15.500	231.349	7.342.566	12,83%	117.582	247.051	5.649.475	-	-	-	-	-	-	-	-
CEAM		-	-	-	5,75%	443	62.090	541.765	-	-	-	-	-	-	-	-
ELETRONUCLEAR	12,69%	2.176	64.870	2.835.655	12,26%	6.023	179.138	2.263.506	-	-	-	-	-	-	-	-
CGTE E	6,39%	816	-	574.138	0,00%	-	-	-	-	-	-	-	-	-	-	-
MANAUS	10,49%	-	140.254	589.101	11,11%	89	72.935	604.498	-	-	-	-	-	-	-	-
CEAL	12,57%	3.435	39.874	303.656	7,17%	2.784	54.234	227.165	-	-	-	-	-	-	-	-
CER ON	11,43%	1.472	53.617	396.735	4,94%	1.264	21.773	354.518	-	-	-	-	-	-	-	-
CE PIS A	12,03%	984	84.663	348.331	4,73%	406	65.258	278.848	-	-	-	-	-	-	-	-
ELETROAC RE	11,02%	351	9.557	30.161	2,89%	-	7.499	35.680	-	-	-	-	-	-	-	-
AIPU	7,07%	-	60.944	18.355.581	7,07%	-	46.191	14.624.980	-	-	30.472	9.177.791		-	23.096	7.312.490

		65.559	1.281.348	35.369.848		176.678	1.639.724	29.042.849		-	30.472	9.177.791		- 23.096		7.312.490

OTHE R
CEMIG	6,76%	2.457	63.022	403.565	6,76%	2.353	58.020	355.958	6,76%	2.457	63.022	403.565	6,76%	2.353	58.020	284.790
COPEL	10,21%	429	4.548	67.142	8,33%	2.130	35.855	271.965	8,39%	429	4.548	67.142	8,39%	5.062	183.766	1.104.299
CEE E	9,33%	172	66.693	30.085	9,33%	1.174	90.383	54.436	9,33%	172	66.693	30.085	9,33%	1.174	90.383	54.436
DUKE	10,00%	2.375	168.691	439.233	10,00%	3.966	144.026	865.083	10,00%	2.375	168.691	439.233	10,00%	3.966	144.026	865.083
AES TIETÊ	10,00%	4.819	224.659	982.694	10,00%	5.062	183.766	1.104.299	10,00%	4.819	224.659	982.694	10,00%	5.062	183.766	1.104.299
AES ELETROPAULO	10,01%	274.406	117.931	-	10,01%	262.048	120.904	8.917	9,30%	274.406	117.931	-	9,85%	262.048	120.904	8.917
TRACTBEL	12,00%	707	29.611	41.114	12,00%	1.005	31.909	68.559	12,00%	707	29.611	41.114	12,00%	1.005	31.909	68.559
CELPE	6,00%	867	17.173	77.957	6,04%	679	16.295	82.851	4,44%	867	17.173	77.957	6,02%	679	16.295	82.851
CEMR	5,09%	1.154	26.352	317.532	7,97%	924	8.157	284.790	6,07%	1.154	26.352	317.532	6,07%	924	8.157	284.790
CESP	9,36%	1.165	28.121	235.273	9,44%	1.185	24.106	245.098	9,33%	1.165	28.121	235.273	9,32%	1.185	24.106	245.098
OTHER	-	100.658	331.872	1.572.714	-	63.927	240.682	1.103.298	-	101.821	443.301	1.695.257	-	64.233	147.577	525.793
(-) Allowance for
doubtful accounts	-	(58.221)	(59.454)	-	-	(38.785)	(41.845)	-	-	(58.221)	(59.454)	-	-	(38.785)	(41.845)	-

		330.988	1.019.219	4.167.309		305.668	912.258	4.445.254		332.151	1.130.648	4.289.852		308.906	967.064	4.628.915

T O T A L		396.547	2.300.567	39.537.157		482.346	2.551.982	33.488.103		332.151	1.161.120	13.467.643		308.906	990.160	11.941.405

The long-term portions granted out of ordinary and sectorial funds, including re-lending, are payable in variable installments, as shown below:

	2010	2011	2012	2013	2014	After 2014	TOTAL

COMPANY	2.976.960	2.781.021	2.595.367	2.501.559	2.434.402	26.247.848	39.537.157
CONSOL IDATED	1.014.050	947.306	884.067	852.112	829.237	8.940.871	13.467.643

Attachment IIIA

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
INVESTMENTS IN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2008
(In thousands of Brazilian reais)

	31/12/2008										31/12/2007

COMPANIES’ DATA	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	ELETROPAR	CGTEE	MANAUS	ITAIPU (a)	TOTAL	TOTAL

Capital stock	6.000.000	4.196.306	1.245.042	4.177.205	3.296.032	55.769	868.721	2.381.558	233.700	-	-

Advance for future capital increase	31.154	294.396	94.576	-	-	62.285	-	-	-

Shareholders’ equity	13.681.453	12.773.150	2.354.149	6.188.665	4.319.737	118.587	350.006	753.971	233.700	-	-

Net income (loss) for the year	454.518	1.437.291	268.250	(2.424.558)	(282.070)	10.664	(292.202)	198.845	-	-	-

ELETROBRÁS’S INTERESTS
Number of shares – thousand share lot
Common shares	50.618.949	40.478	42.582.421	68.736.323	9.611.945	8.480.196	1.126.273	1.750.588	-	-	-
Preferred shares	14.088.233	1.002	-	-	2.687.056	-	-	-	-	-	-
% of interest
Subscribed and paid-in capital	99,54	99,45	99,71	98,66	99,80	81,61	99,94	100,00	50,00	-	-
Voting	99,82	100,00	99,71	98,66	99,92	81,61	99,94	100,00	50,00	-	-
CHANGES IN INVESTMENTS:
Balances at beginning of period	13.325.437	11.507.964	2.103.058	6.798.763	4.446.849	45.181	641.823	387.076	88.565	39.344.716	38.672.726
Transference of stockholding control	-	-	-	-	-	-	-	168.050	-	168.050	-
Transformações societárias									-	0
Equity accounting – income (loss) for the year	454.296	1.429.386	267.472	(2.021.630)	(281.535)	9.035	(292.026)	198.845	-	(236.157)	1.149.525
Equivalência em controladas indiretas	-	-	-	-	-	-	-	-	-	0
Dividends	(251.607)	(541.878)	(135.713)	-	(28.749)	(8.268)	-	-	-	(966.215)	(477.535)
Accumulated translation adjustments	-	-	-	-	-	-	-	-	28.285	28.285	-
Adjustments as per Law 11.638/07	59.472	14.649	18.203	(4.128)	174.965	-	-	-	-	263.161	-
Conversion of advance for future capital increase into capital stock	-	-	-	1.333.970	-	-	-	-	-	1.333.970	-

Balances at end of year	13.587.598	12.410.121	2.253.020	6.106.975	4.311.530	45.948	349.797	753.971	116.850	39.935.810	39.344.716

Attachment IVA

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

PROPERTY, PLANT AND EQUIPMENT

(In thousands of Brazilian reais)

	COMPANY		CONTROLLED COMPANIES												CONSOLIDATED

	12/31/2008							12/31/2008							12/31/2008

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	MANAUS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
In service	-	8.865.499	17.319.003	17.474.335	6.048.244	-	18.944.955	197.752	2.026.384	-	47.318	-	-	-	70.923.490
Accumulated depreciation	-	(3.064.423)	(6.940.820)	(7.254.557)	(2.042.099)	-	-	-	(1.004.830)	-	(32.139)	-	-	-	(20.338.868)

	-	5.801.076	10.378.183	10.219.778	4.006.145	-	18.944.955	197.752	1.021.554	-	15.179	-	-	-	50.584.622

In progress	-	1.474.035	195.185	482.753	2.561.143	289.774	270.616	726.860	147.757	-	1.545	-	-	-	6.149.668

	-	7.275.111	10.573.368	10.702.531	6.567.288	289.774	19.215.571	924.612	1.169.311	-	16.724	-	-	-	56.734.290

Transmission
In service	13.269	12.418.450	7.479.588	6.220.484	-	3.232.630	1.439.025	-	-	-	-	-	-	-	30.803.446
Accumulated depreciation	(740)	(6.336.871)	(3.321.142)	(2.897.953)	-	(1.355.168)	-	-	-	-	-	-	-	-	(13.911.874)

	12.529	6.081.579	4.158.446	3.322.531	-	1.877.462	1.439.025	-	-	-	-	-	-	-	16.891.572

In progress	-	1.263.346	1.015.348	507.751	-	149.560	-	-	-	-	-	-	-	-	2.936.005

	12.529	7.344.925	5.173.794	3.830.282	-	2.027.022	1.439.025	-		-	-	-	-	-	19.827.577

Distribution
In service	-	1.416	-	227.885	-	-	-	-	1.105.448	673.588	480.320	363.518	257.754	-	3.109.929
Accumulated depreciation	-	(549)	-	(62.600)	-	-	-	-	(527.136)	(252.788)	(212.092)	(172.817)	(65.738)	-	(1.293.720)

	-	867	-	165.285	-	-	-	-	578.312	420.800	268.228	190.701	192.016	-	1.816.209

In progress	-	79	-	99.333	-	-	-	-	245.443	88.585	95.904	116.078	53.911	-	699.333

	-	946	-	264.618	-	-	-	-	823.755	509.385	364.132	306.779	245.927	-	2.515.542

Management
In service	41.777	200.171	1.030.983	55.006	14.754	33.175	1.001.391	-	286.948	14.311	33.626	-	15.059	187	2.727.388
Accumulated depreciation	(28.812)	(87.704)	(486.686)	(24.480)	(6.851)	(9.947)	-	-	(187.542)	(8.583)	(14.144)	-	(9.825)	(140)	(864.714)

	12.965	112.467	544.297	30.526	7.903	23.228	1.001.391	-	99.406	5.728	19.482	-	5.234	47	1.862.674

In progress	-	24.016	79.326	162.735	411	-	402.292	-	1.317	399	96	-	1.248	-	671.840

	12.965	136.483	623.623	193.261	8.314	23.228	1.403.683	-	100.723	6.127	19.578	-	6.482	47	2.534.514

	25.494	14.757.465	16.370.785	14.990.692	6.575.602	2.340.024	22.058.279	924.612	2.093.789	515.512	400.434	306.779	252.409	47	81.611.923

Concession-linked obligations
(-) Amortization and reversals	-	-	-	-	-	-	-	-		(418)				-	(418)
(-) Consumers’ contributions	-	-	(3.344)	(318)	-	-	-	-	(24.375)	(19.258)	(12.111)	-	(3.266)	-	(62.672)
(-) Federal Government’s participation	-	-	(108.052)	(230.256)	(2.056)	-	-	-	(53.747)	(150.895)	(24.240)	-	(146.828)	-	(716.074)
(-) Donations and grants for investment	-	-	(43.865)		-	(6.815)	-	-	(197.751)	(36.143)	(4.502)	-	-	-	(289.076)
(-) Other	-	(112.540)	(606)	(38.632)	(189)	-	-	-	-	(5.296)	(114.999)	-	(8.747)	-	(281.009)

	-	(112.540)	(155.867)	(269.206)	(2.245)	(6.815)	-	-	(275.873)	(212.010)	(155.852)	-	(158.841)	-	(1.349.249)

TOTAL	25.494	14.644.925	16.214.918	14.721.486	6.573.357	2.333.209	22.058.279	924.612	1.817.916	303.502	244.582	306.779	93.568	47	80.262.674

Annual average depreciation rate (%)
Generation	0,00%	2,20%	2,41%	2,56%	3,30%	0,00%	0,00%	6,12%	2,02%	0,00%	2,98%	0,00%	0,00%	-
Transmission	0,00%	3,00%	2,98%	2,76%	0,00%	3,19%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	-
Distribution/Commercialization	0,00%	5,70%	0,00%	3,00%	0,00%	0,00%	0,00%	0,00%	1,06%	6,44%	4,21%	5,40%	4,09%	-
Management	7,95%	9,30%	7,18%	15,00%	10,00%	7,51%	0,00%	12,50%	1,57%	4,19%	9,25%	5,60%	5,29%	-

Attachment IVB

(Convenience translation into English from the original previously issued in Portuguese)

(In thousands of Brazilian reais)

	COMPANY		COMPANY AND CONTROLLED COMPANIES TOGETHER												CONSOLIDATED

	12/31/2007						12/31/2007								12/31/2007

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	CGTEE	ITAIPU	CEAL	CERON	CEPISA	ELETROACRE	CEAM	ELETROPAR	TOTAL

Generation
In service	-	7.657.039	17.143.404	19.762.511	6.036.619	-	1.880.963	15.132.699	-	47.364	-	-	235.983	-	67.896.582
Accumulated depreciation	-	(2.879.918)	(6.593.464)	(7.698.655)	(1.860.924)	-	(1.576.832)	-	-	(30.746)	-	-	(92.801)	-	(20.733.340)

	-	4.777.121	10.549.940	12.063.856	4.175.695	-	304.131	15.132.699	-	16.618	-	-	143.182	-	47.163.242

In progress	-	1.973.816	169.207	580.437	2.294.264	93.768	176.578	207.234	-	1.545	-	-	59.617	-	5.556.466

	-	6.750.937	10.719.147	12.644.293	6.469.959	93.768	480.709	15.339.933	-	18.163	-	-	202.799	-	52.719.708

Transmission
In service	-	12.180.452	6.936.848	5.990.161	-	2.914.876	-	1.090.279	-	-	-	-	-	-	29.112.616
Accumulated depreciation	-	(5.981.580)	(3.135.709)	(2.716.878)	-	(1.279.948)	-	-	-	-	-	-	-	-	(13.114.115)

	-	6.198.872	3.801.139	3.273.283	-	1.634.928	-	1.090.279	-	-	-	-	-	-	15.998.501

In progress	-	1.252.690	1.175.238	567.970	-	280.638	-	-	-	-	-	-	-	-	3.276.536

	-	7.451.562	4.976.377	3.841.253	-	1.915.566	-	1.090.279	-	-	-	-	-	-	19.275.037

Distribution/Commercialization
In service	-	1.480	-	1.054.108	-	-	-	-	599.731	439.922	530.560	213.877	125.352	-	2.965.030
Accumulated depreciation	-	(502)	-	(478.420)	-	-	-	-	(226.590)	(193.724)	(270.146)	(55.457)	(64.952)	-	(1.289.791)

	-	978	-	575.688	-	-	-	-	373.141	246.198	260.414	158.420	60.400	-	1.675.239

In progress	-	39	-	291.518	-	-	-	-	79.545	58.907	157.361	42.905	89.820	-	720.095

	-	1.017	-	867.206	-	-	-	-	452.686	305.105	417.775	201.325	150.220	-	2.395.334

Management
In service	53.704	195.521	895.235	319.186	13.137	44.586	8.418	746.544	14.005	33.493	12.925	16.759	14.555	171	2.368.239
Accumulated depreciation	(24.897)	(83.559)	(441.070)	(185.563)	(7.255)	(12.171)	(2.793)	-	(7.688)	(12.705)	(9.455)	(10.314)	(9.723)	(129)	(807.322)

	28.807	111.962	454.165	133.623	5.882	32.415	5.625	746.544	6.317	20.788	3.470	6.445	4.832	42	1.560.917

In progress	-	20.535	131.056	72.177	4.170	1.986	-	390.305	1.493	165	9	1.240	453	-	623.589

	28.807	132.497	585.221	205.800	10.052	34.401	5.625	1.136.849	7.810	20.953	3.479	7.685	5.285	42	2.184.506

	28.807	14.336.013	16.280.745	17.558.552	6.480.011	2.043.735	486.334	17.567.061	460.496	344.221	421.254	209.010	358.304	42	76.574.585

Concession-linked obligations
(-) Amortization and reversals	-	(81.998)	-	-	-	-	-	-	(418)	-	-	-	-	-	(82.416)
(-) Consumers’ contributions	-	-	(3.344)	(24.482)	-	-	-	-	-	(10.859)	(10.050)	-	(544)	-	(49.279)
(-) Federal Government’s participation	-	(28.539)	(108.052)	(266.480)	(3.617)	-	-	-	-	(24.240)	(3.604)	-	(10.636)	-	(445.168)
(-) Donations and grants for investment	-	(2.003)	(43.865)	(18.260)	(204)	(6.815)	-	-	(171.502)	(4.489)	(117.091)	-	(121.938)	-	(486.167)
(-) Other	-	-	(380)	(36.072)	-	-	-	-	-	(90.438)	(2.210)	(119.786)	-	-	(248.886)

	-	(112.540)	(155.641)	(345.294)	(3.821)	(6.815)	-	-	(171.920)	(130.026)	(132.955)	(119.786)	(133.118)	-	(1.311.916)

TOTAL	28.807	14.223.473	16.125.104	17.213.258	6.476.190	2.036.920	486.334	17.567.061	288.576	214.195	288.299	89.224	225.186	42	75.262.669

Annual average depreciation rate (%)
Generation	0,00%	2,20%	2,41%	2,56%	3,30%	0,00%	6,12%	0,00%	0,00%	3,17%	0,00%	0,00%	2,61%	0,00%
Transmission	0,00%	3,00%	2,97%	2,76%	0,00%	3,19%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Distribution/Commercialization	0,00%	5,70%	0,00%	3,00%	0,00%	0,00%	0,00%	0,00%	4,07%	4,31%	5,40%	4,09%	1,77%	0,00%
Management	7,95%	9,30%	6,57%	15,00%	10,00%	7,51%	12,50%	0,00%	4,94%	9,64%	5,60%	5,29%	1,64%	0,00%

Attachment V

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
LOANS AND FINANCING OBTAINED AS OF DECEMBER 31, 2008 AND 2007
 (In thousands of Brazilian reais)

	COMPANY										CONSOLIDATED

		12/31/2008				12/31/2007				12/31/2008				12/31/2007

	CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT		CURRENT		PRINCIPAL AMOUNT

	CHARGES				CHARGES				CHARGES				CHARGES

	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON	AVERAGE	VALUE	CURRENT	NON
	RATE			CURRENT	RATE			CURRENT	RATE			CURRENT	RATE			CURRENT

FOREIGN CURRENCY
Financial Institutions
Inter-American Development Bank - IDB	5,32%	5.489	43.482	369.600	5,62%	4.578	32.957	313.091	5,32%	5.489	43.482	369.600	5,62%	4.578	32.957	313.091
Corporación Andino de Fomento - CAF	4,76%	10.340	-	1.635.900	8,06%	1.934	6.959	184.089	4,76%	10.340	-	1.635.900	8,06%	1.934	6.959	184.089
Kreditanstalt fur Wiederaufbau - KFW	5,73%	202	31.349	95.514	5,73%	199	24.773	100.540	5,73%	376	59.698	95.514	5,73%	479	47.610	123.378
AMFORP & BEPCO	6,50%	-	128	-	6,50%	-	296	303	6,50%	-	128	-	6,50%	-	296	303
Dresdner Bank	6,25%	259	31.349	95.513	6,25%	266	24.772	100.539	6,25%	331	45.110	95.513	6,25%	382	35.859	111.625
Eximbank	2,15%	2.544	56.822	482.981	2,15%	1.721	34.767	330.291	2,15%	2.544	56.823	482.981	2,15%	1.721	34.767	330.291
Other		2.510	2.359	585.322	6,40%	366	1.790	16.629		3.466	19.246	502.328		558	14.858	34.699

		21.344	165.490	3.264.830		9.064	126.314	1.045.482		22.546	224.487	3.181.836		9.652	173.306	1.097.476

Bonus
Bonus - Dresdner Bank	7,75%	5.347	-	701.100	7,75%	4.052	-	531.390	7,75%	5.347	-	701.100	7,75%	4.052	-	531.390

		5.347	-	701.100		4.052	-	531.390		5.347	-	701.100		4.052	-	531.390

Other
Federal treasury - ITAIPU		-	-	-		-	-	-		5.698	941.908	11.655.965		6.202	667.338	9.179.553

		-	-	-		-	-	-		5.698	941.908	11.655.965		6.202	667.338	9.179.553

		26.691	165.490	3.965.930		13.116	126.314	1.576.872		33.591	1.166.395	15.538.901		19.906	840.644	10.808.419

LOCAL CURRENCY
Receivables Investment Fund (FIDC)		-	-	-		-	-	-			224.977	86.930			306.419	277.296
Other		-	-	-		-	-	-		52.114	237.534	2.671.731		35.674	248.172	1.943.353

		-	-	-		-	-	-		52.114	462.511	2.758.661		35.674	554.591	2.220.649

		26.691	165.490	3.965.930		13.116	126.314	1.576.872		85.705	1.628.906	18.297.562		55.580	1.395.235	13.029.068

a) The debt is guaranteed by the Federal Government and/or ELETROBRÁS.
b) The total debt in foreign currency, including charges, amounts to R$ 4.158.112 thousand (Company), corresponding to US$ 1,779,252 thousand, and R$ 16.738.887 thousand (Consolidated), corresponding to US$ 7,162,553 thousand. The percentage distribution by currency is as follows:

	US$	EURO	YEN

COMPANY	81%	6%	13%
CONSOLIDATED	93%	5%	2%

c) Loans and financing incur interest at the average rate of 6.40% p.a. in 2008 and 7.03% p.a. in 2007. d) The long-term portion of loans and financing denominated in thousands of US Dollars matures as follows:

	2010	2011	2012	2013	2014	After 2014	TOTAL

COMPANY	120.731	120.731	193.841	240.325	240.327	781.063	1.697.018
CONSOLIDATED	657.827	514.798	648.203	646.627	618.488	4.743.566	7.829.509

Attachment VI

(Convenience translation into English from the original previously issued in Portuguese)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. ELETROBRÁS
SUMMARIZED FINANCIAL STATEMENTS OF CONTROLLED COMPANIES AS OF DECEMBER 31
(In thousands of Brazilian reais)

BALANCE SHEET

	2008								2007

		ASSETS				LIABILITIES				ASSETS				LIABILITIES

							Shareholders’								Shareholders’
	Current	Noncurrent		TOTAL	Current	Noncurrent	Equity	TOTAL	Current	Noncurrent		TOTAL	Current	Noncurrent	Equity	TOTAL

		Other	Property, plant and equipment, Intangible Assets and Investments							Other	Property, plant and equipment, Intangible Assets and Investments

FURNAS	2.242.891	2.048.138	15.998.268	20.289.297	2.461.587	4.146.167	13.681.543	20.289.297	2.026.416	2.354.090	15.184.024	19.564.530	2.773.971	3.358.851	13.431.708	19.564.530
CHESF	2.050.322	212.570	16.497.310	18.760.202	1.924.551	4.062.501	12.773.150	18.760.202	1.789.042	257.662	16.421.300	18.468.004	1.704.403	4.897.597	11.866.004	18.468.004
ELETROSUL	753.020	958.947	2.334.767	4.046.734	637.861	1.054.724	2.354.149	4.046.734	488.855	632.005	2.280.372	3.401.232	420.269	777.212	2.203.751	3.401.232
ELETRONORTE	2.237.348	570.308	15.071.074	17.878.730	2.103.273	9.586.792	6.188.665	17.878.730	2.143.497	1.093.996	17.488.676	20.726.169	2.513.896	9.594.867	8.617.406	20.726.169
MANAUS	703.626	1.204.797	1.832.093	3.740.516	935.639	2.050.907	753.970	3.740.516	273.970	603.077	1.576.054	2.453.101	652.425	1.245.551	555.125	2.453.101
BOA VISTA	61.418	50.524	129.169	241.111	132.961	46.958	61.192	241.111	53.909	46.993	85.105	186.007	43.023	45.154	97.830	186.007
ELETRONUCLEAR	863.099	891.998	6.602.538	8.357.635	429.997	3.607.901	4.319.737	8.357.635	751.170	793.831	6.486.309	8.031.310	548.126	3.027.607	4.455.577	8.031.310
CGTEE	111.518	10.876	928.849	1.051.243	123.597	577.640	350.006	1.051.243	184.785	11.213	527.777	723.775	74.988	6.579	642.208	723.775
ELETROPAR	107.033	1	93.696	200.730	82.142	1	118.587	200.730	97.209	1	93.691	190.901	72.846	1	118.054	190.901
ITAIPU	2.226.006	3.843.996	40.811.662	46.881.664	3.474.740	43.173.224	233.700	46.881.664	1.530.658	4.437.118	31.047.697	37.015.473	2.378.875	34.459.468	177.130	37.015.473

STATEMENT OF OPERATIONS
					2008								2007

	Net operating	Operating	Service	Other	Financial	Operating	Income Tax and	Income (loss)	Net Operating	Operating	Service	Other	Financial	Operating	Income Tax and	Income (loss)
	Revenue	Expenses	Revenue	Revenue	Income (loss)	Income (loss)	Social Contribution	for the Year	Income	Expenses	Revenue	Revenue	Income (loss)	Income (loss)	Social Contribution	for the Year

FURNAS	5.771.647	(4.858.236)	913.411	(9.851)	(318.399)	585.161	(130.643)	454.518	5.105.173	(5.140.796)	(35.623)	(66.893)	1.055.733	953.217	(276.693)	676.524
CHESF	4.826.300	(2.610.935)	2.215.365	(108.419)	(464.979)	1.641.967	(204.676)	1.437.291	3.980.753	(2.452.170)	1.528.583	(60.132)	(486.608)	981.843	(329.213)	652.630
ELETROSUL	638.958	(328.689)	310.269	(14.701)	103.626	399.194	(130.874)	268.320	549.145	(318.943)	230.202	(35.866)	101.744	296.080	(99.140)	196.940
ELETRONORTE	3.854.497	(3.663.420)	191.077	(1.120.506)	(1.495.129)	(2.424.558)	-	(2.424.558)	4.624.070	(4.426.515)	197.555	(7.466)	(688.650)	(498.561)	(43.754)	(542.315)
MANAUS	991.488	(596.472)	395.016	(28.207)	(162.558)	204.251	(5.406)	198.845	810.290	(1.338.514)	(528.224)	267	(73.749)	(601.706)	-	(601.706)
BOA VISTA	113.244	(156.612)	(43.368)	(1.278)	8.008	(36.638)	-	(36.638)	109.435	(127.098)	(17.663)	183	9.371	(8.109)	-	(8.109)
ELETRONUCLEAR	1.471.755	(1.085.042)	386.713	(330)	(589.158)	(202.775)	(79.295)	(282.070)	1.271.697	(1.092.041)	179.656	(7.494)	(53.282)	118.880	(1.212)	117.668
CGTEE	176.206	(378.454)	(202.248)	(92.190)	2.236	(292.202)	-	(292.202)	131.122	(219.864)	(88.742)	235	19.358	(69.149)	-	(69.149)
ELETROPAR	14.122	(3.818)	10.304	(12)	428	10.720	(56)	10.664	19.089	(3.475)	15.614	-	609	16.223	(126)	16.097
ITAIPU	8.001.428	(3.077.817)	4.923.610	1.770	(2.864.458)	2.060.922	-	2.060.922	5.967.576	(2.312.945)	3.654.631	(2.171)	(2.330.870)	1.321.591	-	1.321.591

Equivalence = Other income
Profits sharing - Other income

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.